                                            Filed Pursuant to Rule No. 424(b)(4)
                                                  Registration Number: 333-38954

PROSPECTUS

                                 [HYDRIL LOGO]

                                7,500,000 SHARES

                                 HYDRIL COMPANY
                                  COMMON STOCK
                                $17.00 PER SHARE
                             ---------------------

     We are selling 2,323,932 shares of our common stock and the selling stockholders named in this prospectus are selling 5,176,068 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 1,100,000 additional shares of common stock from us and the selling stockholders under certain circumstances.

     This is an initial public offering of our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "HYDL", subject to notice of issuance.

                             ---------------------
     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                                              PER SHARE            TOTAL
                                                              ---------         ------------
Public Offering Price                                          $17.00           $127,500,000
Underwriting Discount                                          $ 1.19           $  8,925,000
Proceeds to Hydril (before expenses)                           $15.81           $ 36,741,365
Proceeds to Selling Stockholders (before expenses)             $15.81           $ 81,833,635

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about October 2, 2000.

                             ---------------------
                              Joint Lead Managers
SALOMON SMITH BARNEY                                  CREDIT SUISSE FIRST BOSTON
                             ---------------------
DAIN RAUSCHER WESSELS  SIMMONS & COMPANY
                                                          INTERNATIONAL
September 27, 2000

                              [INSIDE FRONT COVER]
                              --------------------


             Photograph of a Hydril employee looking at the threading at the end of a length of pipe


             CAPTION: A technician performs final visual inspection
                      of a premium tubular connection.

[INSIDE FRONT GATE FOLD - LEFT SIDE]
------------------------------------

     Pressure Control
         Products

                                 Schematic of a
                                semisubmersible
                             offshore drilling rig
                              and associated well,
                              including a blowout
                              preventer assembly.

Schematic of a drill            Semisubmersible
stem valve, with the              Schematic            Schematic of a
label "Drill Stem Valves" ----)                        diverter, with the
and an arrow to its                                    label "Diverter"
location on the                                        and an arrow to
semisubmersible                                        its location on
schematic.                               (------------ the semisubmersible
                                                       schematic.
Caption:
Our manually operated drill stem                       Caption:
valves control well pressure in                        Our diverters are safety
order to prevent uncontrolled                          devices used to redirect
releases of fluids and gases from                      or vent flows of fluids
a well during installation and                         and gases in a controlled
removal of drill pipe.                                 manner during offshore
                                                       drilling.

Schematic of a gas
handler, with the
label "Gas Handler"
and an arrow to -------------)                           Schematic of an annular
its location                              Well (-------- blowout preventer,
on the well                            Schematic         with the label
schematic.                                               "Annular Blowout
                                                         Preventer" and an
Caption:                                                 arrow to its
Our gas handlers are used in                             location on the
deepwater drilling operations to                         "BOP Stack"
contain and vent excess gas from                         schematic.
tubing systems that connect a
drilling rig to the top of a well                        Caption:
at the sea floor.                                        Our annular blowout
                                                         preventers are high-
                                                         pressure valves used
                                                         to seal a well and
Schematic of                                             prevent fluids and
double ram blowout                                       gases from escaping
preventer, with                                          by hydraulically
the label "Double Ram                                    closing a large
Blowout Preventer"                                       rubber collar
and an arrow to                                          against itself or
its location                                             around the drill
on the "BOP      ------------) "BOP Stack"               pipe.
Stack" schematic                Schematic

Caption:
Our ram blowout preventers are
high-pressure valves used to seal a
well and prevent fluids and gases
from escaping by hydraulically driving
metal rams against each other across
the top of the well.

[INSIDE FRONT GATE FOLD - RIGHT SIDE]
-------------------------------------

    Premium Tubular Connections


Schematic of a
drill pipe                   Well
connection,               Schematic
with the label                               Schematic of a surface
"Wedge Thread(TM)                            casing connection, with
Drill Pipe Connection"                       the label "Surface and
                                             Intermediate Casing
Caption:                    Well             Connection" and an arrow
Our Wedge Thread(TM)        Schematic (----- to its location on the
drill pipe connections                       well schematic.
have torque capability
that surpasses the strength                  Caption:
of the drill pipe itself                     Our large-diameter casing
in most applications and                     connections are used near the
are used to connect                          surface and at intermediate
sections of the drill                        depths to connect sections
pipe in extended-reach                       of casing.
oil and gas wells.



                                             Schematic of a casing
Schematic of a                  Well         connection, with the label
production tubing           Schematic (----- label "Integral Metal Seal
connection, with                             Casing Connection" and an arrow to
the label "Integral                          its location on the well schematic.
Metal Seal Tubing
Connection" and                              Caption:
an arrow to its                              Our integral metal seal casing
location on the well                         connections have the reliability
schematic.                                   and strength to be used in deep
                                             high pressure, high temperature
                                             environments.
Caption:
Our integral metal seal
tubing connections
provide a reliable seal                      Schematic of a casing connection
and connect sections of        Well          with the label "Extreme Load
production tubing used to   Schematic (----- Casing Connection" and an arrow to
transport the oil and gas                    its location on the well schematic.
from the reservoir to the
surface.
                                             Caption:
                                             Our extreme load casing connections
                                             are used for horizontal and
                                             extended-reach wells where superior
                                             torque and compression strengths
                                             are required.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     6
Cautionary Statement about Forward-Looking Statements.......    16
Use of Proceeds.............................................    17
Dividend Policy.............................................    17
Dilution....................................................    18
Capitalization..............................................    19
Selected Financial Data.....................................    20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    22
Business....................................................    32
Management..................................................    44
Certain Relationships and Related Party Transactions........    53
Principal and Selling Stockholders..........................    55
Description of Capital Stock................................    59
Shares Eligible for Future Sale.............................    63
U.S. Tax Consequences to Non-U.S. Holders...................    64
Underwriting................................................    67
Legal Matters...............................................    69
Experts.....................................................    69
Where You Can Find More Information.........................    70
Index to Financial Statements...............................   F-1

                               ------------------

     Until October 22, 2000, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary only highlights information contained elsewhere in this prospectus, but does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under "Risk Factors" and the financial statements and the related notes included in this prospectus, before making an investment decision.

OUR BUSINESS

     Hydril Company is engaged worldwide in engineering, manufacturing and marketing premium tubular connections and pressure control products for oil and gas drilling and production. Our premium tubular connections are used in drilling environments where extreme pressure, temperature, corrosion and mechanical stress are encountered, as well as in environmentally sensitive drilling. These harsh drilling conditions are typical for deepwater, deep-formation and horizontal wells. Our pressure control products are primarily safety devices that control and contain fluid and gas pressure during drilling, completion and maintenance of oil and gas wells in the same environments. We also provide aftermarket replacement parts, repair and field services for our installed base of pressure control equipment. These products and services are required on a recurring basis because of the impact of the extreme conditions in which pressure control products are used. We believe that the level of drilling activity in harsh environments that require premium tubular connections and advanced pressure control products will continue to grow as oil and gas operators increasingly target deeper geological formations, shift their exploration offshore and apply horizontal drilling techniques.

     Throughout our history, we have been a technological innovator. For nearly 70 years, we have been developing products that assist the oil and gas industry to commercially and safely explore and develop deep onshore and deepwater reserves that were not previously accessible. Shortly after our inception, we developed the first annular blowout preventer, a device which seals the well to prevent uncontrolled flow of fluids and gases when a high pressure geological formation is encountered. We have also developed premium tubular connection products and technologies for use in critical drilling and production applications where standard connections are unsuitable.

     We continue to provide innovative products. At the end of 1999, we introduced an advanced composite tubing product line as a cost-effective alternative to steel pipe used in flowlines. Our advanced composite tubing is lightweight, flexible, resistant to corrosion and fatigue, has low installation cost and can be produced in lengths up to several thousand feet. We are also currently participating in a joint industry project for the development of a process called subsea mudlift drilling that, if successful, will make it possible to economically drill for and produce oil and gas in ultra-deepwater in excess of 7,000 feet. We are the technical leader, designer and equipment manufacturer and have production rights to the subsea mudlift drilling equipment developed by the project.

     The end-users of our products are a broad group of major and independent, domestic and international oil and gas companies as well as drilling contractors. In the United States and Canada, we sell our premium tubular connections through distributors. Outside the United States and Canada, we sell our premium tubular connections directly to end-users and through distributors. We sell our pressure control products directly to end-users.

     We conduct our business on a global basis. We have approximately 1,350 employees and 13 manufacturing facilities in the United States, Canada, Indonesia, Mexico, Nigeria and the United Kingdom, and 22 sales and service offices worldwide. During 1999, approximately 60% of our revenues were derived from equipment sales and services ultimately provided to end-users for use outside of the United States.

     Hydril was founded in 1933 by Frank R. Seaver who ran Hydril until his death in 1964. From 1964 to 1986, Richard C. Seaver, the nephew of Frank Seaver, served as our President. Richard Seaver is currently our Chairman of the Board, and his son, Christopher T. Seaver, is our President and Chief Executive Officer.

OUR BUSINESS STRATEGY

     Our goal is to build on our strong industry position in the engineering, manufacturing and marketing of premium tubular connections and pressure control products. To achieve this goal, we are pursuing the following strategies:

     - Focus on a portfolio of premium, high value added products.

     - Develop new proprietary technologies and products.

     - Emphasize product quality and capitalize on customer satisfaction and brand awareness.

     - Operate our business globally.

     - Expand our business through selective acquisitions.

RISK FACTORS

     Prospective investors should carefully consider the matters set forth under the caption "Risk Factors," as well as other information set forth in this prospectus. One or more of these matters could negatively impact the value of your investment in us.

OUR EXECUTIVE OFFICES

     Our principal executive offices are located at 3300 North Sam Houston Parkway East, Houston, Texas 77032-3411, and our telephone number is (281) 449-2000.

                                  THE OFFERING

Common stock offered (1):
     By us......................   2,323,932 shares
     By selling stockholders....   5,176,068 shares
          Total.................   7,500,000 shares
Shares outstanding after the
offering (2):
     Common stock...............   7,500,000 shares
     Class B common stock.......   14,202,972 shares
          Total.................   21,702,972 shares
Voting rights
     Common stock...............   One vote per share
     Class B common stock.......   Ten votes per share

Use of proceeds.................   We estimate that the net proceeds to us from
                                   this offering will be approximately $35.3 million before any proceeds from the exercise of the underwriters' over-allotment option.
                                   We intend to use the net proceeds that we will receive from this offering:

                                   - to expand our capacity to produce premium
                                     tubular connections in the United States and Canada and to upgrade machine tools that we use in the manufacturing of our pressure control products; and

                                   - to finance the continued development and
                                     commercialization of new, advanced
                                     technologies and products, including our subsea mudlift drilling technology and advanced composite tubing.

Nasdaq National Market symbol...   HYDL
---------------

(1) The shares being sold in this offering are common stock. Only currently existing stockholders will hold class B common stock. Additionally, options previously issued to officers will be exercisable for class B common stock. Our common stock and class B common stock have identical rights, except for voting and conversion rights. Holders of common stock have no conversion rights. Holders of class B common stock may convert some or all of their shares into the same number of shares of common stock at any time. In addition, shares of class B common stock will automatically convert into the same number of shares of common stock upon the occurrence of the following:

     - if class B common stock is transferred to any person or entity other than a holder of class B common stock or a person or entity related to current holders of class B common stock;

     - if at any time the number of outstanding shares of class B common stock represents less than ten percent of the total number of outstanding shares of common stock and class B common stock combined.

(2) The number of shares outstanding after the offering excludes 458,472 shares of common stock issuable upon exercise of options expected to be granted to our officers, directors and employees in connection with the offering and 702,000 shares of class B common stock issuable upon exercise of options previously granted to our officers. The number of shares outstanding after the offering assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised, we and each of the selling stockholders who have not sold all of their shares will sell shares to the underwriters on a pro rata basis based on the respective number of shares sold in the offering. If the over-allotment option is exercised in full, we will issue and sell an additional 348,736 shares of common stock and those selling stockholders will sell an additional 751,264 shares of common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The information set forth below for the six months ended June 30, 1999 and 2000 is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods, when read in conjunction with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results to be expected for the full year.

                                                                                                SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                       JUNE 30,
                                      ------------------------------------------------------   -------------------
                                        1995       1996       1997        1998        1999       1999       2000
                                      --------   --------   --------    --------    --------   --------   --------
                                                                                                   (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenues:
    Tubular.........................  $ 66,687   $ 97,312   $111,472    $116,256    $ 75,362   $ 37,390   $ 46,002
    Pressure control................    56,399     69,646    106,635     122,956      84,063     40,871     44,254
                                      --------   --------   --------    --------    --------   --------   --------
      Total revenues................   123,086    166,958    218,107     239,212     159,425     78,261     90,256
  Cost of sales.....................    94,731    132,140    190,680     208,808     133,770     68,025     65,112
                                      --------   --------   --------    --------    --------   --------   --------
  Gross profit......................    28,355     34,818     27,427      30,404      25,655     10,236     25,144
  Selling, general and
    administration expenses.........    23,070     25,823     32,945      41,048      33,404     17,483     16,473
  Gain on sale of manufacturing
    facility(1).....................        --         --      4,520          --          --         --         --
                                      --------   --------   --------    --------    --------   --------   --------
  Operating income (loss)(2)........     5,285      8,995       (998)    (10,644)     (7,749)    (7,247)     8,671
  Interest expense..................        --         91      1,720       4,347       5,528      2,714      2,737
  Interest income...................     1,962      1,324        857         855       1,314        561        685
  Other income (expense)............       624      2,524     20,682(3)   (7,834)(4)      997     1,024      3,527
  Provision (benefit) for income
    taxes...........................     2,702      3,941      6,501      (7,470)     (3,729)    (2,848)     3,450
                                      --------   --------   --------    --------    --------   --------   --------
  Net income (loss).................  $  5,169   $  8,811   $ 12,320    $(14,500)   $ (7,237)  $ (5,528)  $  6,696
                                      ========   ========   ========    ========    ========   ========   ========
  Income (loss) per share -- basic
    and diluted(5)..................  $   0.27   $   0.45   $   0.64    $  (0.75)   $  (0.37)  $  (0.29)  $   0.35
  Weighted average shares
    outstanding(5)..................    19,385     19,385     19,385      19,384      19,379     19,379     19,379
OTHER DATA:
  Capital expenditures..............  $  5,713   $  9,705   $ 28,444    $ 15,767    $  8,790   $  6,189   $  3,440
  Depreciation......................     4,621      4,711      5,259       6,324       7,851      3,558      4,153
  EBITDA(6).........................    10,530     16,230     24,943     (12,154)      1,099     (2,665)    16,351
  Net cash provided by (used in)
    operating activities............    (3,745)     1,828    (28,111)    (17,515)     10,184      5,558      2,439
  Net cash provided by (used in)
    investing activities............   (14,726)    (2,916)   (10,098)    (14,786)      6,314      8,915        178
  Net cash provided by (used in)
    financing activities............        --      5,265     47,443      27,723     (12,060)    (9,109)       927
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital...................  $ 60,239   $ 63,781   $ 89,078    $ 97,227    $ 81,378   $ 90,654   $ 90,673
  Property, net.....................    32,538     37,647     64,418      73,861      74,579     76,264     73,150
  Total assets......................   126,568    158,698    248,808     259,076     211,808    225,245    211,898
  Long-term debt and capital leases,
    excluding current portion.......        --         --     27,028      76,244      73,039     76,018     73,943
  Other long-term liabilities.......    14,928     15,169     15,535      18,137      18,011     18,351     17,842
  Total stockholders' equity........    81,446     89,772    100,710      83,683      76,446     78,156     83,142

---------------

(1) We sold our Singapore manufacturing facility for $6.2 million in cash in 1997, resulting in a gain of approximately $4.5 million.

(2) Results of operations include $26.5 million of operating losses in 1997, $27.5 million of operating losses in 1998, $3.7 million of operating losses in 1999, $2.1 million of operating losses for the six months ended June 30, 1999, and $1.5 million of estimated operating losses for the six months ended June 30, 2000, under fixed-price contracts to provide pressure control equipment and subsea control systems for pressure control equipment. Our 1999 results of operations also include a $10.5 million pre-tax charge to replace some of our blowout preventer equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Other income for 1997 was comprised primarily of a gain on the sale of our interest in XLS Holdings, Inc. We obtained a 50% interest in XLS Holding, Inc. in 1994 as a result of our settlement of litigation with XL Systems, Inc. and in consideration for our licensing to XL Systems of several of our patented thread connections. Our interest in XLS Holding was accounted for using the equity method. In 1997, we sold our 50% interest in XLS Holding to Weatherford International, Inc. in exchange for Weatherford stock and recorded a gain of $18.5 million.

(4) For 1998, other expense included a $6.1 million permanent decline in the fair market value of the Weatherford stock obtained in 1997 and held for sale, and $2.8 million for the cost of put options to sell the stock.

(5) Share and per share data have been retroactively restated to reflect the reclassification of pre-offering shares of common stock into shares of class B common stock and the dividend of five shares of class B common stock for each share of class B common stock, both of which occurred on September 25, 2000.

(6) EBITDA consists of net income (loss) before interest expense, provision (benefit) for income taxes and depreciation, less interest income. EBITDA is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures.

                                  RISK FACTORS

     You should consider carefully the following risk factors and all other information contained in this prospectus before you decide whether to purchase our common stock. Investing in our common stock is speculative and involves significant risk. Any of the following risks could impair our business, financial condition and operating results, could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

RISKS RELATING TO OUR BUSINESS

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL OR GAS PRICES COULD RESULT IN LOWER EXPENDITURES BY THE OIL AND GAS INDUSTRY, THEREBY REDUCING OUR REVENUE.

     Demand for our products and services is cyclical and substantially dependent on the level of capital expenditures by the oil and gas industry for the exploration for and development of crude oil and natural gas reserves. In particular, demand for our premium tubular connections and our aftermarket pressure control products and services is driven by the level of worldwide drilling activity, especially drilling in harsh environments. Demand for our pressure control products is directly affected by the number of drilling rigs being built or refurbished. A substantial or extended decline in worldwide drilling activity or in construction or refurbishment of rigs will adversely affect the demand for our products and services.

     Worldwide drilling activity and construction and refurbishment of rigs is highly sensitive to oil and gas prices and is generally dependent on the industry's view of future oil and gas prices, which have historically been characterized by significant volatility. Oil and gas prices are affected by numerous factors, including:

     - the level of worldwide oil and gas exploration and production activity;

     - worldwide demand for energy, which is affected by worldwide economic conditions;

     - the policies of the Organization of Petroleum Exporting Countries, or OPEC;

     - the cost of producing oil and gas;

     - interest rates and the cost of capital;

     - technological advances affecting energy consumption;

     - environmental regulation;

     - tax policies; and

     - policies of national governments.

     We expect prices for oil and natural gas to continue to be volatile and affect the demand and pricing of our products and services. A material decline in oil or gas prices could materially adversely affect our business. Additionally, increases in oil and gas prices and greater level of exploration and production expenditures of oil and gas companies may not be reflected in the demand for our products and services.

WE HAVE INCURRED LOSSES IN RECENT PERIODS ON A CONSOLIDATED BASIS AND IN OUR PRESSURE CONTROL SEGMENT AND MAY INCUR ADDITIONAL LOSSES IN THE FUTURE; IF WE FAIL TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE, THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

     We incurred net losses of $7.2 million in 1999 and $14.5 million in 1998. We also incurred a $5.5 million operating loss in 1997 prior to the recognition of a $4.5 million gain on the sale of a manufacturing facility. Our revenue declined in 1999 to $159.4 million from $239.2 million in 1998. From period to period, our results have fluctuated significantly.

     We entered into long-term, fixed-price contracts primarily in 1996 and 1997 to provide pressure control equipment and subsea control systems for pressure control equipment. We incurred operating losses of $26.5 million in 1997, $27.5 million in 1998, and $3.7 million in 1999 relating to these fixed-price contracts. We expect to incur $1.5 million of operating losses in 2000 relating to fixed-price contracts, which we recorded in the first quarter of 2000. Our 1999 results also include a $10.5 million pre-tax charge to replace some of our pressure control equipment.

     Including the losses described above, our pressure control segment reported operating losses of $15.4 million in 1997, $22.1 million in 1998 and $16.2 million in 1999. Beginning in 1998, we replaced the management in our pressure control segment, and we reorganized the segment on a functional basis with the goal of reducing costs and increasing efficiency. The new management or the reorganized structure of the pressure control segment may not result in reduced operating losses or profitability for the segment. Excluding the project losses described above, margins in recent periods for our pressure control business have been low primarily because of excess capacity in the industry and higher than expected engineering and production costs for some products. Through at least 2001, we expect our revenues from our pressure control products to continue to decline primarily because of the currently low level of rig construction and refurbishment worldwide. Pressure control represents approximately one-half of our revenues, and if that segment does not improve, our consolidated results will be materially and adversely affected.

     In considering whether to invest in our common stock, you should consider our historical financial results and the factors that caused those results. If we fail to achieve or sustain profitability in the future, the market price of our common stock could be adversely affected. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis.

WE RELY ON A FEW DISTRIBUTORS FOR SALES OF OUR PREMIUM TUBULAR CONNECTIONS IN THE UNITED STATES AND CANADA; A LOSS OF ONE OR MORE OF OUR DISTRIBUTORS OR A CHANGE IN THE METHOD OF DISTRIBUTION COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

     There is a limited number of distributors who buy steel tubulars, contract with us to thread the tubulars and sell completed tubulars with our premium tubular connections. In 1999, our ten largest distributors accounted for 69% of our premium tubular connections sales in the United States and Canada and 32% of our premium tubular connections sales worldwide. Our ten largest distributors in the first half of 2000 accounted for 80% of premium tubular connections sales in the United States and Canada and 48% of premium tubular connections sales worldwide. In the first half of 2000, our three largest distributors accounted for 70% of premium tubular connections segment sales in the United States and Canada and 41% of segment sales worldwide.

     In the U.S., tubular distributors have combined on a rapid basis in recent years. In 1999, four distributors combined to become one of the largest distributors of tubulars, and the combined company no longer distributes our products. Because of the limited number of distributors, we have few alternatives if we lose a distributor. Identifying and utilizing additional or replacement distributors may not be accomplished quickly and could involve significant additional costs. Even if we find replacement distributors, the terms of new distribution agreements may not be favorable to us. In addition, distributors may not be as well capitalized as our end-users and may present a higher credit risk.

     There can be no assurance that the current distribution system for premium tubular connections will continue. For example, products may in the future be sold directly by tubular manufacturers to end-users or through other distribution channels such as the internet. If methods of distribution change, many of our competitors may be better positioned to take advantage of those changes than we are.

THE CONSOLIDATION OR LOSS OF END-USERS OF OUR PRODUCTS COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES AND REDUCE OUR REVENUES.

     Oil and gas operators and drilling contractors have undergone substantial consolidation in the last few years. Additional consolidation is probable.

     Consolidation results in fewer end-users for our products. In addition, merger activity among both major and independent oil and gas companies also affects exploration, development and production activity, as these consolidated companies attempt to increase efficiency and reduce costs. Generally, only the more promising exploration and development projects from each merged entity are likely to be pursued, which may result in overall lower post-merger exploration and development budgets.

     In 1999, our largest pressure control customer accounted for 24% of segment sales and our ten largest pressure control customers accounted for 53% of segment sales. In the first half of 2000, our two largest pressure control customers accounted for 35% of segment sales and our ten largest pressure control customers accounted for 63% of segment sales. In 1999, our largest premium tubular connection customer accounted for 21% of segment sales and our ten largest premium tubular connection customers accounted for 65% of segment sales. In the first half of 2000, our four largest premium tubular connection customers accounted for 59% of segment sales and our ten largest premium tubular connection customers accounted for 70% of total segment sales.

     The loss of one or more of our end-users or a reduction in exploration and development budgets as a result of industry consolidation or other reasons could adversely affect demand for our products and services and reduce our revenues.

THE INTENSE COMPETITION IN OUR INDUSTRY COULD RESULT IN REDUCED PROFITABILITY AND LOSS OF MARKET SHARE FOR US.

     Contracts for our products and services are generally awarded on a competitive basis, and competition is intense. The most important factors considered by our customers in awarding contracts include:

     - availability and capabilities of the equipment;

     - ability to meet the customer's delivery schedule;

     - price;

     - reputation;

     - experience; and

     - safety record.

     Many of our major competitors are diversified multinational companies, and are larger and have substantially greater financial resources, substantially larger operating staffs and greater budgets for marketing and research and development than we do. They may be better able to compete in making equipment available faster and more efficiently, meeting delivery schedules or reducing prices. As a result, we could lose customers and market share to those competitors. These companies may also be better able than us to successfully endure downturns in the oil and gas industry.

WE MAY LOSE BUSINESS TO COMPETITORS WHO PRODUCE THEIR OWN PIPE.

     In the United States and Canada and sometimes internationally, our premium connections are added to steel tubulars purchased by a distributor from third-party steel suppliers. After our premium connections are added, the distributor sells the completed premium tubular to a customer at a price that includes, but does not differentiate between, the costs of the steel pipe and the connection. Pricing of premium tubular connections can be affected by steel prices, as the steel pipe is the largest component of the overall price. We have no control over the price of the steel pipe that is supplied for our connections.

     During 1999, approximately 60% of our revenues were derived from equipment sales and services ultimately provided to end-users for use outside of the United States. Many of our larger competitors, especially internationally, are integrated steel producers, who produce, rather than purchase, steel. Integrated steel producers have more pricing flexibility for tubular connections given that they control the production of both the tubular connections and the steel tubulars to which the connections are applied. This inherent pricing and supply control puts us at a competitive disadvantage, and we can lose business to integrated steel producers even if we have a better product. Other steel producers who do not currently manufacture tubulars with premium connections may in the future enter the premium tubular connection business and compete with us, including in the United States, where historically there have been few integrated producers. Several foreign steel mills have formed a marketing group that is licensed to produce and sell a competing tubular connections product line outside of the United States and Canada.

THE LEVEL AND PRICING OF TUBULAR GOODS IMPORTED INTO THE U.S. AND CANADA COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND OUR RESULTS OF OPERATIONS.

     The level of imports of tubular goods, which has varied significantly over time, affects the domestic tubular goods market. High levels of imports reduce the volume sold by domestic producers and tend to reduce their selling prices, both of which could have an adverse impact on our business. We believe that U.S. import levels are affected by, among other things:

     - U.S. and overall world demand for tubular goods;

     - the trade practices of and government subsidies to foreign producers; and

     - the presence or absence of antidumping and countervailing duty orders.

     In many cases, foreign producers of tubular goods have been found to have sold their products, which may include premium tubular connections, for export to the United States at prices that are lower than the cost of production or their prices in their home market or a major third-country market, a practice commonly referred to as "dumping."

     Antidumping duty orders currently cover imports of tubular goods from Argentina, Italy, Japan, Korea and Mexico, and a countervailing duty order currently covers imports from Italy. If the orders covering imports from these countries are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could reduce our sales and market share or force us to lower prices. Tubulars produced by domestic steel mills and threaded by us may not be able to economically compete with tubulars manufactured and threaded at steel mills outside of the United States. See "Business -- Our Competitors" for additional information.

OVERCAPACITY IN THE PRESSURE CONTROL INDUSTRY AND HIGH FIXED COSTS EXACERBATE THE LEVEL OF PRICE COMPETITION FOR OUR PRODUCTS, ADVERSELY AFFECTING OUR BUSINESS AND REVENUES.

     Historically, there has been overcapacity in the pressure control equipment industry. When oil and gas prices fall, cash flows of our customers are reduced, leading to lower levels of expenditures and reduced demand for pressure control equipment. Under these conditions, the overcapacity causes increased price competition in the sale of pressure control products and aftermarket services as competitors seek to capture the reduced business to cover their high fixed costs and avoid the idling of manufacturing facilities. Because we have multiple facilities that produce different types of pressure control products, it is even more difficult for us to reduce our fixed costs since to do so we might have to shut down more than one plant. During and after periods of increasing oil and gas prices when sales of pressure control products may be increasing, the overcapacity in the industry will tend to keep prices for the sale of pressure control products lower than if overcapacity were not a factor. As a result, when oil and gas prices are low, or are increasing from low levels because of increased demand, our business and revenues will be adversely affected because of either reduced sales volume or sales at lower prices or both.

IF WE DO NOT DEVELOP, PRODUCE AND COMMERCIALIZE NEW COMPETITIVE TECHNOLOGIES AND PRODUCTS, OUR REVENUE MAY DECLINE.

     The markets for tubular connections and pressure control products and services are characterized by continual technological developments. As a result, substantial improvements in the scope and quality of product function and performance can occur over a short period of time. If we are not able to develop commercially competitive products in a timely manner in response to changes in technology, our business and revenues will be adversely affected. Our future ability to develop new products depends on our ability to:

     - design and commercially produce products that meet the needs of our customers;

     - successfully market new products; and

     - obtain and maintain patent protection.

     We may encounter resource constraints or technical or other difficulties that could delay introduction of new products and services in the future. Our competitors may introduce new products before we do and achieve a competitive advantage.

     Additionally, the time and expense invested in product development may not result in commercial applications and provide revenues. We could be required to write off our entire investment in a new product that does not reach commercial viability. Moreover, we may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, or lack of demand. For example, in recent years we have sustained significant losses in our pressure control segment as a result of fixed-price contracts to provide pressure control equipment and subsea control systems for pressure control equipment.

IF WE ARE NOT SUCCESSFUL IN DEVELOPING AND COMMERCIALIZING SUBSEA MUDLIFT DRILLING TECHNOLOGY OR COMMERCIALIZING OUR ADVANCED COMPOSITE TUBING, OUR GROWTH PROSPECTS WILL BE REDUCED.

     We are working with a number of operators and drilling contractors to develop a subsea mudlift drilling technology that, if successful, would enable oil and gas operators to economically drill for and produce oil and gas in ultra-deepwater in excess of 7,000 feet. However, we may not be able to develop subsea mudlift drilling technology and, if developed, we may not be able to successfully commercialize it. Our subsea mudlift drilling technology has not yet been proven by the drilling of a test well. If the planned test well is unsuccessful, we may have to abandon or delay the project. Moreover, there are two other groups of companies in our industry that are also developing competing technologies for deepwater drilling, and they may be ahead of us in completing development of their technology. One of these groups is headed by Shell Oil Company and the other by Transocean Sedco Forex. Published reports have noted that the Shell group will drill a test well during 2000. Our group does not plan to drill a test well until 2001. If one or both of these two groups develops a commercially viable technology before we do, they may gain a significant competitive advantage over us.

     Moreover, the cost to implement the technology may be high and there may be little demand for the completed technology. We are devoting significant resources to the development of subsea mudlift drilling technology. We have invested over $1.7 million thus far. We may have to invest substantially more than what we have budgeted in order to successfully complete the project. In the past, some participants in the project have withdrawn, and other participants could withdraw prior to completion. This would mean losing the technical help of these partners and that the remaining partners, including us, would have to contribute more money to the project. It is also less likely that former partners would become future users of the project's technology.

     At the end of 1999, we introduced a line of advanced composite tubing that is lightweight, flexible and resists corrosion and fatigue. We are marketing the tubing for use in transporting oil and gas both out of the well and from the well to storage facilities. We currently have a limited number of orders for our advanced composite tubing. We do not yet know if we can commercialize it successfully. The startup costs and expense to produce the tubing could be higher than we expect. Additionally, the product may not perform as we expect, or we may not be able to adapt it to other applications. Moreover, demand from customers may not develop. Companies with greater financial and marketing resources have already developed and are selling a proprietary tubing similar to our advanced composite tubing.

     If we are unable to successfully develop and commercialize subsea mudlift drilling or commercialize our advanced composite tubing, our growth prospects will be reduced and the level of our future revenues may be materially and adversely affected.

LIMITATIONS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD CAUSE A LOSS IN REVENUES AND ANY COMPETITIVE ADVANTAGE WE HOLD.

     Some of our products and the processes we use to produce them have been granted United States and international patent protection, or have patent applications pending. Nevertheless, patents may not be granted from our applications and, if patents are issued, the claims allowed may not be sufficient to protect our technology. If our patents are not enforceable, our business may be adversely affected. In addition, if any of our products infringe patents held by others, our financial results may be adversely affected. Our competitors may be able to independently develop technology that is similar to ours without infringing on our patents. The latter is especially true internationally where the protection of intellectual property rights may not be as effective. In addition, obtaining and maintaining intellectual property protection internationally may be significantly more expensive than doing so domestically. We may have to spend substantial time and money defending our patents. After our patents expire, our competitors will not be legally constrained from developing products substantially similar to ours.

THE LOSS OF ANY MEMBER OF OUR SENIOR MANAGEMENT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our success depends heavily on the continued services of our senior management. Our senior management consists of a small number of individuals relative to other comparable or larger companies. These individuals are Christopher T. Seaver, our President and Chief Executive Officer, Steven P. Magee, our Managing Director-Western Hemisphere Tubular, Neil G. Russell, our Managing Director-Eastern Hemisphere Tubular, Charles E. Jones, our Managing Director-Pressure Control, and Michael C. Kearney, Chief Financial Officer and Vice President-Administration. These individuals possess sales and marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. We do not have employment or non-competition agreements with any members of our senior management. If we lost or suffered an extended interruption in the services of one or more of our senior officers, our results of operations could be adversely affected. Moreover, we may not be able to attract and retain qualified personnel to succeed members of our senior management.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SKILLED LABOR, THE RESULTS OF OUR MANUFACTURING AND SERVICES ACTIVITIES WILL BE ADVERSELY AFFECTED.

     Our ability to operate profitably and expand our operations depends in part on our ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. Demand for these workers is currently high and the supply is limited, particularly in the case of skilled and experienced engineers and machinists. Because of the cyclical nature of our industry, many qualified workers choose to work in other industries where they believe lay-offs as a result of cyclical downturns are less likely. As a result, our growth may be limited by the scarcity of skilled labor. Even if we are able to attract and retain employees, the intense competition for them, especially when our industry is in the top of its cycle, may increase our compensation costs. Additionally, a significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the rates of wages we must pay or both. If our compensation costs increase or we cannot attract and retain skilled labor, the immediate effect on us would be a reduction in our profits and the extended effect would be diminishment of our production capacity and profitability and impairment of any growth potential.

OUR INTERNATIONAL OPERATIONS MAY EXPERIENCE SEVERE INTERRUPTIONS DUE TO POLITICAL, ECONOMIC AND OTHER RISKS.

     In 1999, approximately 60% of our total revenues were derived from services or equipment ultimately provided or delivered to end-users outside the United States, and approximately 30% of our revenues were derived from products which were produced outside of the United States. We are, therefore, significantly exposed to the risks customarily attendant to international operations and investments in foreign countries. These risks include:

     - political instability and civil disturbances;

     - nationalization, expropriation, and nullification of contracts;

     - changes in regulations and labor practices;

     - changes in currency exchange rates and potential devaluations;

     - changes in currency restrictions which could limit the repatriations of profits;

     - restrictive actions by local governments; and

     - changes in foreign tax laws.

     We have manufacturing facilities in Warri and Port Harcourt, Nigeria and in Batam, Indonesia. Both of these countries have recently experienced civil disturbances and violence. In Indonesia, civil unrest and violence occurred during 1999 in Batam, where ethnic clashes between immigrants from north Sumatra and eastern Indonesia led to riots and widespread damage, in East Timor, where the East Timorese were seeking independence from Indonesia, and in Jakarta, in connection with events relating to election of a new President. In Nigeria, subsequent to the May 1999 elections that ended 15 years of military rule, religious and tribal violence escalated, and tensions between the groups continue to be high. Political violence and protests against oil companies operating in Nigeria are common.

     An interruption of our international operations could reduce our earnings or adversely affect the value of our foreign assets. The occurrence of any of these risks could also have an adverse effect on demand for our products and services or our ability to provide them.

WE MAY LOSE MONEY ON FIXED PRICE CONTRACTS, AND SUCH CONTRACTS COULD CAUSE OUR QUARTERLY REVENUES AND EARNINGS TO FLUCTUATE SIGNIFICANTLY.

     Almost all of our pressure control projects, including all of our larger engineered subsea control systems projects, are performed on a fixed-price basis. This means that we are responsible for all cost overruns, other than any resulting from change orders. Our costs and any gross profit realized on our fixed-price contracts will often vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

     - errors in cost, design or production time estimates;

     - engineering design changes;

     - changes requested by customers; and

     - changes in the availability and cost of labor and material.

     The variations and the risks inherent in engineered subsea control systems projects may result in reduced profitability or losses on our projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on our operating results for any particular fiscal quarter or year. Our significant losses in recent years on fixed-price contracts to provide pressure control equipment and subsea control systems for pressure control equipment are an example of the problems we can experience with fixed-price contracts. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Overview" for additional information.

OUR QUARTERLY SALES AND EARNINGS MAY VARY SIGNIFICANTLY, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE.

     Fluctuations in quarterly sales and earnings could adversely affect the trading price of our common stock. For the eight quarters ending December 31, 1999, our quarterly revenue varied from $38.8 million to $62.6 million. Our quarterly sales may vary significantly from quarter to quarter depending upon:

     - the level of drilling activity worldwide;

     - the variability of customer orders, especially for tubular connections, which are particularly unpredictable in international markets;

     - the mix of our products sold and the margins on those products; and

     - new products offered and sold by us or our competitors.

     Revenues derived from current or future long-term projects would be realized over periods of two to six quarters. As a result, our revenues and earnings could fluctuate significantly from quarter to quarter as a result of the extent of any delays in completing existing pressure control projects.

     In addition, our fixed costs cause our margins to suffer when demand is low and manufacturing capacity is underutilized.

WE COULD BE SUBJECT TO SUBSTANTIAL LIABILITY CLAIMS, WHICH WOULD ADVERSELY AFFECT OUR RESULTS AND FINANCIAL CONDITION.

     Most of our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations.

     While we maintain insurance coverage against these risks, this insurance may not protect us against liability for some kinds of events, including specified events involving pollution, or against losses resulting from business interruption. Our insurance may not be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, we may not be able in the future to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any claims made under our policies will likely cause our premiums to increase. Any future damages caused by our products or services that are not covered by insurance, are in excess of policy limits or subject to substantial deductibles, could reduce our earnings and our cash available for operations.

ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Such laws and regulations can impose fines and criminal sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and decrease the likelihood of accidental hazardous substance releases. We incur, and expect to continue to incur, substantial capital and operating costs to comply with environmental laws and regulations.

     We use and generate hazardous substances and wastes in our manufacturing operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and our cash available for operations.

LIABILITY TO CUSTOMERS UNDER WARRANTIES MAY MATERIALLY AND ADVERSELY AFFECT OUR EARNINGS.

     We provide warranties as to the proper operation and conformance to specifications of the equipment we manufacture. Our equipment is complex and often deployed several miles below the earth's surface in critical environments. Failure of this equipment to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be materially and adversely affected.

OUR DEBT INSTRUMENTS CONTAIN COVENANTS THAT LIMIT OUR OPERATING AND FINANCIAL FLEXIBILITY.

     Under the terms of our revolving credit facility that will be effective upon completion of the offering, we must maintain minimum levels of tangible net worth, not exceed levels of debt specified in the agreement, and comply with an interest coverage ratio and a leverage ratio. Under the note purchase agreement relating to $60 million of 6.85% senior secured notes due June 30, 2003, we are required to maintain minimum levels of tangible net worth. Our senior secured notes may not be prepaid prior to maturity unless we pay the noteholders a make-whole premium based on prevailing market interest rates, which as of June 30, 2000 would require a payment of $65,000.

     Our ability to meet the financial ratios and tests under our revolving credit facility and our note agreement can be affected by events beyond our control, and we may not be able to satisfy those ratios and tests. A breach under the note agreement or our revolving credit facility could permit the lenders to accelerate the debt so that it is immediately due and payable. No further borrowings would be available under the revolving credit facility. If we were unable to repay the debt, the lenders under the note agreement and our revolving credit facility could proceed against our accounts receivable, inventory, equipment, intellectual property, real property and stock of subsidiaries that are pledged as collateral.

IF WE CANNOT OBTAIN THE FUNDS NEEDED TO MEET OUR INCREASING CAPITAL NEEDS, WE MAY NOT BE ABLE TO CARRY OUT OUR BUSINESS STRATEGY.

     Our primary cash needs are to fund capital expenditures, to further develop and expand new product lines and to provide additional working capital. We estimate that capital expenditures for the remainder of 2000 and 2001 will be approximately $40 million, which will be used primarily to expand capacity and continue to rebuild our computer controlled machines in our premium tubular connection manufacturing facilities worldwide. If our plans or assumptions change or are inaccurate, or we make any acquisitions, we may need to raise additional capital. We have had negative or little cash flow during several recent periods. We may seek to raise any funds we need through public or private debt or equity offerings. If we raise funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of our common stock. If we obtain funds through a bank credit facility or through issuance of debt securities or preferred stock, this indebtedness or preferred stock would have rights senior to the rights of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable or acceptable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to carry out our business strategy.

RISKS RELATED TO THIS OFFERING AND OUR STOCK AND THE TRADING MARKET FOR OUR COMMON STOCK

YOUR COMMON STOCK WILL HAVE MUCH LESS VOTING POWER THAN THE CLASS B COMMON STOCK AND, AS A RESULT, HOLDERS OF COMMON STOCK WILL HAVE NO ABILITY TO AFFECT THE OUTCOME OF CORPORATE MATTERS, WHICH MAY CAUSE THE COMMON STOCK TO TRADE AT A DISCOUNT TO WHERE IT OTHERWISE MAY TRADE.

     The common stock you can purchase in this offering entitles you to only one vote per share. Our class B common stock entitles its holders to ten votes for each share. Upon completion of this offering, only those stockholders who hold our shares prior to this offering and continue to hold shares will hold class B common stock. After this offering, 68% of the class B common stock and 65% of our total voting power will be beneficially owned by The Seaver Institute, members of the Seaver family and trusts whose trustees include members of the Seaver family. As a result, the Seaver family, individually and through these trusts, will be in a position to exercise control over our management and corporate affairs. In addition, class B common stock will constitute about 65% of our total outstanding stock and about 95% of our total voting power. Thus, holders of class B common stock will be able to control our management and corporate affairs. The concentration of ownership and the control the class B stockholders can exercise may cause our common stock to trade at a discount to where it otherwise may trade. Our common stockholders will have no ability to affect the outcome of votes for, among other things:

     - election of directors;

     - mergers and business combinations or other major corporate transactions;

     - amendments to our charter and bylaws, including changes in the number of authorized shares; and

     - approval of benefit plans for management.

PROVISIONS OF OUR CHARTER, BYLAWS AND OUR NOTE AGREEMENT MAY DISCOURAGE ACQUISITION BIDS AND CAUSE OUR COMMON STOCK TO TRADE AT A DISCOUNT TO WHERE IT OTHERWISE MAY TRADE.

     Our charter and bylaws contain provisions that may discourage acquisition bids and may limit the price investors are willing to pay for our common stock. Our charter and bylaws provide that:

     - only one of the three classes of directors is elected each year;

     - our stockholders cannot remove directors without cause;

     - our stockholders cannot call special meetings of stockholders;

     - our stockholders may not act by written consent in lieu of a meeting;

     - a supermajority vote may be required to complete transactions with holders of 10% or more of the aggregate voting power of our capital stock; and

     - advance notice is required for the stockholders to nominate directors or submit proposals for consideration at stockholder meetings.

     Our board of directors has the authority to issue up to 10 million shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction or could be used to put in place a poison pill. This may adversely affect the market price and interfere with the voting and other rights of our common stock.

     In addition, under the note purchase agreement relating to our $60 million of 6.85% senior secured notes due June 30, 2003, a change in control would allow the holders to require prepayment of some or all of the notes at 100% of their principal amount plus a make-whole premium.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. As a result, they may limit the price that some investors might be willing to pay in the future for shares of our common stock. These provisions may also impede changes in our management.

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     Sales of a substantial number of shares of our common stock in the public market after this offering, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, also could make it more difficult for us to sell our common stock or other equity securities in the future. See "Shares Eligible for Future Sale" for more information.

WE HAVE NO PLANS TO PAY DIVIDENDS ON OUR COMMON STOCK; YOU WILL NOT RECEIVE FUNDS WITHOUT SELLING YOUR SHARES.

     We have no plans to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Accordingly, you will have to sell some or all of your shares of common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your shares and you may lose the entire amount of your investment.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     Investors purchasing our common stock in this offering will incur immediate and substantial dilution in net tangible book value per share. To the extent that outstanding options to acquire our common stock are exercised, further dilution will occur.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, including our business strategy and product development plans, and involve known and unknown risks and uncertainties. These factors may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology.

     These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

     When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $35.3 million, or $40.9 million if the underwriters exercise their over-allotment option in full, from the sale of shares of common stock offered by us in this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders.

     We intend to use the net proceeds from this offering, as well as up to approximately $25 million in cash generated from operations, during the next eighteen months as follows:

     - first, we intend to expand our capacity to produce premium tubular connections in the United States and Canada and to upgrade machine tools that we use in the manufacturing of our pressure control products, at a total estimated cost of between $30 and $40 million; and

     - second, we intend to use any remaining net proceeds and any required cash from operations to finance the continued development and commercialization of new, advanced technologies and products, including subsea mudlift drilling technology and advanced composite tubing, at a total estimated cost of between $10 and $20 million.

     For further discussion of our liquidity and capital expenditures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending application of the proceeds for those purposes, we intend to invest the excess cash in short-term investment grade securities, reduce our borrowings under our revolving credit facility with Bank One Texas, National Association, or a combination of both. The Bank One revolving facility matures July 1, 2001 and bears interest, at our election, at 0.75% over Bank One's prime rate or 2.5% over LIBOR. At June 30, 2000, approximately $13.3 million was outstanding under the Bank One revolving facility at a weighted average interest rate of 9.43%, with another approximately $1.7 million available for borrowing, subject to limitations. Our amended revolving facility with Bank One, which will be effective upon completion of this offering and will terminate March 31, 2003, bears interest, at our election, at either a prime or LIBOR based interest rate. Interest rates under the amended facility fluctuate depending on our leverage ratio and will be prime plus a spread ranging from zero to 25 basis points or LIBOR plus a spread ranging from 125 to 225 basis points.

                                DIVIDEND POLICY

     We do not intend to declare or pay any dividends on our common stock in the foreseeable future. Instead, we intend to retain any future earnings for use in our business.

     Our board will determine the payment of future dividends on our common stock and the amount of any such dividends in light of:

     - any applicable contractual restrictions limiting our ability to pay dividends;

     - our earnings and cash flows;

     - our financial condition; and

     - other factors our board deems relevant.

                                    DILUTION

     Our net tangible book value at June 30, 2000 was approximately $82.4 million, or $4.25 per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock and class B common stock, in the aggregate, outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

     After giving effect to the receipt of the estimated net proceeds from the sale by us of 2,323,932 shares, our net tangible book value at June 30, 2000, would have been approximately $117.7 million, or $5.43 per share of common stock or class B common stock. This represents an immediate increase in net tangible book value per share of $1.18 to existing stockholders and an immediate decrease in net tangible book value per share of $11.57 to you. The following table illustrates this dilution.

Public offering price per share.............................          $17.00
  Net tangible book value per share at June 30, 2000........  $4.25
  Increase per share attributable to new investors..........  $1.18
                                                              -----
Net tangible book value per share after this offering.......          $ 5.43
                                                                      ------
Dilution per share to new investors.........................          $11.57
                                                                      ======

     The following table sets forth, as of June 30, 2000, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock (including, in the case of the existing stockholders, class B common stock) acquired or to be acquired by each group.

                                  SHARES PURCHASED     TOTAL CONSIDERATION
                                 ------------------    -------------------   AVERAGE PRICE
                                   NUMBER       %        AMOUNT        %       PER SHARE
                                   ------       -        ------        -     -------------
Existing stockholders..........  19,379,040    84.7    $ 2,496,126     4.7      $ 0.13
New investors(1)...............   2,323,932    10.2    $39,506,844    74.8      $17.00
Option holders(2)..............   1,160,472     5.1    $10,826,664    20.5      $ 9.33
                                 ----------   -----    -----------   -----
          Total................  22,863,444   100.0    $52,829,634   100.0
                                 ==========   =====    ===========   =====

---------------

(1) Before underwriters' commissions and our expenses.

(2) Includes 458,472 shares of common stock issuable upon exercise of options expected to be granted to our officers, directors and employees in connection with the offering and 702,000 shares of class B common stock issuable upon exercise of options previously granted to our officers.

     If the underwriters' over-allotment option is exercised in full, the number of shares of class B common stock held by existing stockholders will be reduced to 13,451,708, or 61% of the aggregate number of shares of common stock and class B common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to 8,600,000, or 39% of the aggregate number of shares of common stock and class B common stock outstanding after this offering.

                                 CAPITALIZATION

     The following table presents our capitalization as of June 30, 2000, and adjusted as of that date to reflect the sale of 2,323,932 shares of our common stock in this offering and the application of the estimated net proceeds from the offering. You should read the information below in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements.

                                                                     JUNE 30, 2000
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(1)
                                                              -----------   --------------
                                                                      (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................   $ 29,819        $ 65,160
                                                               ========        ========
Current portion of long-term debt and capital leases........   $    776        $    776
                                                               ========        ========
Long-term debt and capital lease obligations (excluding
  current portion)..........................................   $ 73,943        $ 73,943
Stockholders' equity(1):
  Preferred stock, par value $1.00 per share, 10,000,000
     shares authorized;
     no shares outstanding, actual and as adjusted..........         --              --
  Common stock, par value $0.50 per share, 75,000,000 shares authorized;
     no shares outstanding actual, and 7,500,000 shares
      outstanding as adjusted...............................         --           3,750
  Class B common stock, par value $0.50 per share,
     32,000,000 shares authorized; 19,379,040 shares
     outstanding actual and 14,202,972 shares outstanding as
     adjusted...............................................      9,690           7,101
  Additional paid-in capital................................         --          34,180
  Retained earnings.........................................     73,452          73,452
                                                               --------        --------
          Total stockholders' equity........................     83,142         118,483
                                                               --------        --------
          Total capitalization..............................   $157,085        $192,426
                                                               ========        ========

---------------

(1) Does not include 458,472 shares of common stock issuable upon exercise of options expected to be granted to our officers, directors and employees in connection with the offering and 702,000 shares of class B common stock issuable upon exercise of options previously granted to our officers. Share and per share data have been retroactively restated to reflect the reclassification of pre-offering shares of common stock into shares of class B common stock and the dividend of five shares of class B common stock for each share of class B common stock, both of which occurred on September 25, 2000.

                            SELECTED FINANCIAL DATA

     You should read the following summary consolidated financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The information set forth below for the six months ended June 30, 1999 and 2000 is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods, when read in conjunction with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results to be expected for the full year.

                                                                                                       SIX MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                       JUNE 30,
                                             ------------------------------------------------------   -------------------
                                               1995       1996       1997        1998        1999       1999       2000
                                             --------   --------   --------    --------    --------   --------   --------
                                                                                                          (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenues:
    Tubular................................  $ 66,687   $ 97,312   $111,472    $116,256    $ 75,362   $ 37,390   $ 46,002
    Pressure control.......................    56,399     69,646    106,635     122,956      84,063     40,871     44,254
                                             --------   --------   --------    --------    --------   --------   --------
      Total revenues.......................   123,086    166,958    218,107     239,212     159,425     78,261     90,256
  Cost of sales............................    94,731    132,140    190,680     208,808     133,770     68,025     65,112
                                             --------   --------   --------    --------    --------   --------   --------
  Gross profit.............................    28,355     34,818     27,427      30,404      25,655     10,236     25,144
  Selling, general and administration
    expenses...............................    23,070     25,823     32,945      41,048      33,404     17,483     16,473
  Gain on sale of manufacturing
    facility(1)............................        --         --      4,520          --          --         --         --
                                             --------   --------   --------    --------    --------   --------   --------
  Operating income (loss)(2)...............     5,285      8,995       (998)    (10,644)     (7,749)    (7,247)     8,671
  Interest expense.........................        --         91      1,720       4,347       5,528      2,714      2,737
  Interest income..........................     1,962      1,324        857         855       1,314        561        685
  Other income (expense)...................       624      2,524     20,682(3)   (7,834)(4)      997     1,024      3,527
  Provision (benefit) for income taxes.....     2,702      3,941      6,501      (7,470)     (3,729)    (2,848)     3,450
                                             --------   --------   --------    --------    --------   --------   --------
  Net income (loss)........................  $  5,169   $  8,811   $ 12,320    $(14,500)   $ (7,237)  $ (5,528)  $  6,696
                                             ========   ========   ========    ========    ========   ========   ========
  Income (loss) per share -- basic and
    diluted(5).............................  $   0.27   $   0.45   $   0.64    $  (0.75)   $  (0.37)  $  (0.29)  $   0.35
  Weighted average shares outstanding(5)...    19,385     19,385     19,385      19,384      19,379     19,379     19,379
OTHER DATA:
  Capital expenditures.....................  $  5,713   $  9,705   $ 28,444    $ 15,767    $  8,790   $  6,189   $  3,440
  Depreciation.............................     4,621      4,711      5,259       6,324       7,851      3,558      4,153
  EBITDA(6)................................    10,530     16,230     24,943     (12,154)      1,099     (2,665)    16,351
  Net cash provided by (used in) operating
    activities.............................    (3,745)     1,828    (28,111)    (17,515)     10,184      5,558      2,439
  Net cash provided by (used in) investing
    activities.............................   (14,726)    (2,916)   (10,098)    (14,786)      6,314      8,915        178
  Net cash provided by (used in) financing
    activities.............................        --      5,265     47,443      27,723     (12,060)    (9,109)       927
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..........................  $ 60,239   $ 63,781   $ 89,078    $ 97,227    $ 81,378   $ 90,654   $ 90,673
  Property, net............................    32,538     37,647     64,418      73,861      74,579     76,264     73,150
  Total assets.............................   126,568    158,698    248,808     259,076     211,808    225,245    211,898
  Long-term debt and capital leases,
    excluding current portion..............        --         --     27,028      76,244      73,039     76,018     73,943
  Other long-term liabilities..............    14,928     15,169     15,535      18,137      18,011     18,351     17,842
  Total stockholders' equity...............    81,446     89,772    100,710      83,683      76,446     78,156     83,142

---------------

(1) We sold our Singapore manufacturing facility for $6.2 million in cash in 1997, resulting in a gain of approximately $4.5 million.

(2) Results of operations include $26.5 million of operating losses in 1997, $27.5 million of operating losses in 1998, $3.7 million of operating losses in 1999, $2.1 million of operating losses for the six months ended June 30, 1999, and $1.5 million of estimated operating losses for the six months ended June 30, 2000, under fixed-price contracts to provide pressure control equipment and subsea control systems for pressure control equipment. Our 1999 results of operations also include a $10.5 million pre-tax charge to replace some of our blowout preventer equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Other income for 1997 was comprised primarily of a gain on the sale of our interest in XLS Holding, Inc.. We obtained a 50% interest in XLS Holding, Inc. in 1994 as a result of our settlement of litigation with XL Systems, Inc. and in consideration for our licensing to XL Systems of several of our patented thread connections. Our interest in XLS Holding was accounted for using the equity method. In 1997, we sold our 50% interest in XLS Holding to Weatherford International in exchange for Weatherford stock and recorded a gain of $18.5 million.

(4) For 1998, other expense included a $6.1 million permanent decline in the fair market value of the Weatherford stock obtained in 1997 and held for sale, and $2.8 million for the cost of put options to sell the stock.

(5) Share and per share data have been retroactively restated to reflect the reclassification of pre-offering shares of common stock into shares of class B common stock and the dividend of five shares of class B common stock for each share of class B common stock, both of which occurred on September 25, 2000.

(6) EBITDA consists of net income (loss) before interest expense, provision (benefit) for income taxes and depreciation, less interest income. EBITDA is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements included in this prospectus. The following information contains forward-looking statements. See "Cautionary Statement About Forward-Looking Statements."

OVERVIEW

     We are engaged worldwide in engineering, manufacturing and marketing premium tubular connections and pressure control products used for oil and gas drilling and production. Demand for our products and services is cyclical and substantially dependent on the activity levels in the oil and gas industry and its willingness to spend capital on the exploration and development of oil and gas reserves. The level of these capital expenditures is highly sensitive to current and expected oil and gas prices. Our premium tubular connections are marketed primarily to oil and gas operators, mainly for use in harsh environments. Sales of premium tubular connections are driven by the level of worldwide drilling activity, in particular deep-formation drilling and deepwater drilling. We sell our pressure control products primarily to drilling contractors, also for use in harsh environments. The main drivers for sales of pressure control products are the level of construction of new drilling rigs and the rate at which existing rigs are refurbished. Demand for our pressure control aftermarket replacement parts, repair and field services is driven by the level of worldwide drilling activity.

     Beginning in late 1996, stabilization of oil and gas prices fueled increased drilling activity and the construction of new drilling rigs and the upgrade of many existing drilling rigs. During this period of increasing activity, we expanded our premium tubular connection production capacity and refurbished machine tools used in many of our premium tubular connection plants. From 1997 to mid-1999, we spent $18.1 million to construct new premium tubular connection manufacturing facilities in Indonesia and Mexico, and to expand and upgrade an existing premium tubular connection manufacturing facility in Houston, Texas that had been idle since 1986. Additionally, we implemented an enterprise resource planning system in 1998 at a cost of $6.1 million.

     In the second half of 1998 the price of oil began to fall and reached levels as low as $10.44 per barrel for West Texas Intermediate crude compared to over $25.00 per barrel in early 1997. The downturn in oil prices led our customers to substantially curtail their drilling and exploration activity, as well as the construction and refurbishment of drilling rigs, during the second half of 1998 through 1999. The rig count in the United States and Canada, as measured by Baker Hughes, fell from 1,481 rigs in February 1998 to 558 rigs in April 1999. The rig count outside of the United States and Canada fell from 819 rigs in January 1998 to a low of 556 rigs in August 1999. This resulted in substantially lower purchases of pressure control equipment and premium tubular connections. In response to this lower demand for our products and services, during 1999 we reduced our workforce in the United States by approximately 325 employees, or 20% of our total work force.

     Since mid-1999, the price of oil has increased significantly due to OPEC member countries reducing production and recovering worldwide demand for oil. According to the Baker Hughes Rig Count, the United States average monthly rig count for the first half of 2000 was 808 rigs, a 50% increase over the average monthly rig count in the first half of 1999 of 537 rigs. The average monthly Canadian rig count for the first half of 2000 was 362, an increase of 84% over the average monthly Canadian count of 197 rigs for the same period in 1999. These improvements in market fundamentals stimulated an increase in the demand for our products in the United States and Canada, in particular premium tubular connections and pressure control aftermarket replacement parts. We have not yet seen a similar increase in orders for new pressure control capital equipment because of the current low level of rig construction and refurbishment worldwide. Demand for premium tubular connections outside of the United States and Canada has also remained weak. The average monthly rig count outside of the United States and Canada for the first half of 2000 was 602, compared to 609 for the comparable period in 1999, a decrease of 1%.

     Merger activity among both major and independent oil and gas companies also affects exploration, development and production activity, as the consolidated companies attempt to increase efficiency and reduce costs. Generally, only the more promising exploration and development projects from each merged entity are likely to be pursued, which may result in overall lower post-merger exploration and development budgets.

     During 1999, approximately 60% of our revenues were derived from equipment sales and services ultimately provided to end-users for use outside of the United States and approximately 30% of our revenues were derived from products that were produced outside of the United States.

     We entered into long-term, fixed-price contracts primarily in 1996 and 1997 to provide pressure control equipment and subsea control systems for pressure control equipment. We incurred operating losses of $26.5 million in 1997, $27.5 million in 1998, and $3.7 million in 1999 relating to these fixed-price contracts. These contracts did not allow us to recoup all of our expenses from the design, development and production of these control systems which had no prior prototypes. As of August 31, 2000, equipment for only one of these contracts remains to be shipped. We expect to incur $1.5 million of operating losses in 2000 relating to fixed-price contracts, which we recorded in the first quarter of 2000. In August 2000, we were awarded a project to deliver in 2001 a subsea control system substantially similar to a system we previously designed and manufactured.

     Beginning in 1998, we replaced the management in our pressure control segment, and we reorganized the segment on a functional basis with the goal of reducing costs and increasing efficiency. Sales of pressure control products represent approximately one-half our revenues, and these steps may not result in reduced operating losses or profitability for the segment.

     Revenues for our pressure control segment declined from $123.0 million in 1998 to $84.0 million in 1999. Through at least 2001, we expect our revenues from pressure control products to continue to decline primarily because of the currently low level of rig construction and refurbishment worldwide. Excluding the project losses discussed above, margins in recent periods for our pressure control business have been low primarily because of excess capacity in the industry and higher than expected engineering and production costs for some of our products.

     Revenues. With the exception of revenues from pressure control long-term projects, we record revenues for all products and services at the time such products are delivered or services are provided. In 1999, 88% of our revenues were recorded on this basis. For our pressure control long-term projects (which are generally contracts from six to eighteen months in duration and an estimated contract price in excess of $1 million), we recognize revenues using the percentage-of-completion method, measured by the percentage of cost incurred to estimated final cost. This method is used because we consider expended contract costs to be the best available measure of progress on these contracts. Provisions are made currently for the entire amount of anticipated losses on uncompleted contracts. Changes in contract performance, conditions and estimated profitability may result in revisions to estimated costs and income or loss and will be recognized in the period in which those revisions are determined. It is at least reasonably possible that estimates of contract costs could be revised in the near term.

     Gross Profit. Our gross profit is the difference between our revenues and our cost of sales. Cost of sales for our products include purchased raw materials and components, manufacturing labor, plant overhead expenses, a portion of engineering expenses, and building and equipment depreciation. Our fixed costs cause our margins to suffer when demand is low and manufacturing capacity is underutilized. Also included in cost of sales are the cost of product warranty, product liability insurance and last in, first out inventory valuation adjustments. We do not take title to the tubulars we thread for the United States and Canadian market, and therefore, own no inventories of tubulars for sales in these countries. However, we purchase an inventory of tubulars for fulfilling a portion of our existing orders outside of the United States and Canada, which generate less than 10% of our total revenues. For our pressure control products, we have inventory both internationally and domestically for existing orders in process as well as a replacement parts inventory and some inventory for future capital equipment orders. A large majority of our inventory is for our pressure control segment.

     Selling, General and Administration Expenses. Our selling, general and administration expenses include engineering expenses that relate to product design, development and maintenance; and sales and marketing expenses, which consists mostly of personnel and related expenses, marketing expenses, and commissions paid to third-party agents selling our products. Also included are general and administration expenses that relate to accounting, treasury, information technology, human resources, legal expenses and corporate overhead.

     Operating Income (Loss). Our operating income (loss) is gross profit less selling, general and administration expenses. Operating income (loss) is comprised of the operating income of each of our tubular and pressure control segments and the portion of selling, general and administration expenses, referred to as corporate administration, which are not allocated to either segment.

     Other Income (Expense). Our other income and expense includes rental income generated from leased properties not used in the operations of the business. Other income and expense also have historically included gains and losses related to our former investments in XLS Holding and subsequently in stock of Weatherford. In 1994, we obtained a 50% interest in XLS Holding as a result of the settlement of litigation between Hydril and XL Systems and in consideration for our license to XL Systems of several patented thread connections. Our investment in XLS Holding was accounted for using the equity method. In 1997, we recorded a gain upon the sale of our entire investment in XLS Holding to Weatherford in exchange for Weatherford stock, a portion of which we sold later in 1997. In 1998, we recorded a charge as a result of a permanent decline in the market value of the Weatherford stock and the cost of purchased options to sell the stock. In 1999, we recognized a slight gain when we disposed of the remaining Weatherford stock.

     Information for our two segments is presented in the following table:

                                                                    SIX MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,           JUNE 30,
                                  ------------------------------   -------------------
                                    1997       1998       1999       1999       2000
                                  --------   --------   --------   --------   --------
                                                                       (UNAUDITED)
                                                     (IN THOUSANDS)
REVENUES
  Tubular.......................  $111,472   $116,256   $ 75,362   $ 37,390   $ 46,002
  Pressure control..............   106,635    122,956     84,063     40,871     44,254
                                  --------   --------   --------   --------   --------
          Total.................  $218,107   $239,212   $159,425   $ 78,261   $ 90,256
                                  ========   ========   ========   ========   ========
OPERATING INCOME (LOSS)
  Tubular.......................  $ 23,252   $ 25,073   $ 18,312   $  9,678   $ 13,207
  Pressure control..............   (15,361)   (22,080)   (16,216)   (11,341)     1,322
  Corporate administration......    (8,889)   (13,637)    (9,845)    (5,584)    (5,858)
                                  --------   --------   --------   --------   --------
          Total.................  $   (998)  $(10,644)  $ (7,749)  $ (7,247)  $  8,671
                                  ========   ========   ========   ========   ========
ASSETS
  Tubular.......................  $ 68,604   $ 72,643   $ 65,815   $ 68,450   $ 73,448
  Pressure control..............    97,487    118,185     82,513     94,426     72,543
  Corporate administration......    82,717     68,248     63,480     62,369     65,907
                                  --------   --------   --------   --------   --------
          Total.................  $248,808   $259,076   $211,808   $225,245   $211,898
                                  ========   ========   ========   ========   ========

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     Revenues. Revenues increased by $12.0 million, or 15%, to $90.3 million in the six months ended June 30, 2000 from $78.3 million in the six months ended June 30, 1999. Tubular revenues increased by $8.6 million, or 23%, and pressure control revenues increased by $3.4 million, or 8%. The increase in tubular revenues was due to higher demand in the United States and Canada. The increase in pressure control revenues was due to the relative stage of completion of long-term projects in the first half of 2000 as compared to the same period in 1999, and increased demand in the United States and Canada for aftermarket replacement parts for pressure control equipment. However, as discussed above, we expect pressure control revenues to decline through at least 2001 due to the completion of the long-term projects and the low level of new capital equipment orders expected.

     Gross Profit. Gross profit increased by $14.9 million, or 146%, to $25.1 million for the six months ended June 30, 2000 from $10.2 million for the same period in 1999. Gross profit for tubular increased as a result of price increases initiated in the second half of 1999 and 2000, and increased plant efficiency from the relocation in July 1999 of our Houston threading plant from our headquarters facility to our plant that had been idle since 1986. Gross profit in pressure control increased because of higher sales of aftermarket replacement parts that generated higher gross profits and smaller losses from long-term projects. The increase in gross profit was also impacted by the recording of a $9.0 million charge in the first half of 1999 to replace some of our pressure control equipment. In 1999, our quality assurance department detected that welds applied to some of our pressure control equipment were too brittle for some drilling applications. These problem welds occurred only in a metal alloy that was new to our manufacturing process. None of our customers filed warranty claims or reported any adverse operational problems from the affected pressure control equipment, and we are replacing all affected equipment. Some of the affected pressure control equipment were still in our manufacturing process and were also replaced.

     Selling, General and Administration Expenses. During the first six months of 2000, selling, general and administration expenses decreased by $1.0 million, or 6%, to $16.5 million from $17.5 million in the 1999 period. This decrease was primarily due to a reduction in engineering expense resulting from completion of a significant portion of the engineering requirements associated with pressure control long-term contracts. As a percentage of sales, selling, general and administration expenses decreased from 22% in the first half of 1999 to 18% in the first half of 2000.

     Operating Income (Loss). Operating income increased by $15.9 million to $8.7 million for the six months ended June 30, 2000 from a loss of $7.2 million for the same period in 1999. Operating income for the first six months of 2000 for tubular increased by $3.5 million to $13.2 million from $9.7 million for the same period in 1999. Operating income for pressure control increased by $12.7 million to $1.3 million from an operating loss of $11.4 million in the same period in 1999. Corporate and administration expenses were $5.9 million in 2000 versus $5.6 million for the same period in 1999.

     Interest Expense. Interest expense for each of the six months ended June 30, 2000 and June 30, 1999 was $2.7 million.

     Other Income and Expense. For the six months ended June 30, 2000, other income was $3.5 million and consisted primarily of a legal settlement related to our purchase of put options to sell Weatherford stock. For the six months ended June 30, 1999, other income was $1.0 million, and included a $0.7 million gain on the sale of property no longer used in operations, $0.1 million of rental real estate income, and $0.2 million from the sale of marketable securities.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues. Revenues decreased by $79.8 million, or 33%, to $159.4 million in 1999, from $239.2 million in 1998. Tubular revenues decreased by $40.9 million, or 35%, and pressure control revenues decreased by $38.9 million, or 32%. The decrease in our total revenues was due to a significant decline in demand for both our tubular and pressure control products following the worldwide decrease in drilling activity. Tubular revenues decreased in all our major worldwide markets because of the industry downturn. United States tubular revenues decreased 24% and non-United States tubular revenues decreased 41%. For 1999, revenues from pressure control long-term projects declined by $20.8 million to $18.9 million in 1999 from $39.7 million in 1998. Revenues from pressure control equipment repairs and servicing decreased $9.0 million, or 51%, and revenues from aftermarket replacement parts decreased $5.2 million, or 15%.

     Gross Profit. Gross profit decreased $4.7 million, or 16%, to $25.7 million for 1999 from $30.4 million in 1998. Gross profit decreased for tubular connections due to a lower sales volume for tubular connections in both the United States and international markets, and a one-time charge to replace some of our pressure control equipment as a result of welds that were too brittle for some applications. We accrued a $10.5 million pre-tax charge in 1999 to cover the expense of correcting this problem, and we expect no significant charges for 2000. Losses from pressure control long-term projects were $22.6 million lower in 1999 as compared with 1998 due to higher pricing on the projects completed during the year.

     Selling, General and Administration Expenses. For 1999, selling, general and administrative expenses decreased by $7.6 million, or 19%, to $33.4 million from $41.0 million in 1998. Engineering expense decreased by $0.9 million due to lower requirements for pressure control equipment. Sales and marketing expense decreased by $4.2 million because of decreased sales commissions given our lower sales level. General and administration expense decreased by $4.4 million in 1999 due to a reduction in workforce and related costs in response to declining business conditions, as well as reduced legal expense and a reduction in our bad debt reserve. As a percentage of sales, these expenses increased to 21% in 1999 from 17% in 1998.

     Operating Income (Loss). Operating loss for 1999 decreased by $2.9 million to $7.7 million from 1998. Operating income for tubular connections decreased by $6.8 million to $18.3 million in 1999, and the pressure control operating loss decreased by $5.9 million from a loss of $22.1 million in 1998 to a loss of $16.2 million in 1999. Corporate administration expenses were $9.8 million in 1999 versus $13.6 million in 1998.

     Interest Expense. Interest expense increased $1.2 million from $4.3 million in 1998 to $5.5 million in 1999 due to a full year of interest expense associated with the $60 million aggregate principal amount of 6.85% senior secured notes we issued in June 1998.

     Other Income and Expense. For 1999, other income was $1.0 million and included a gain on the sale of surplus property of $0.7 million and a gain on the sale of marketable securities of $0.3 million. For the year ended December 31, 1998, other expense was $7.8 million and included a $6.1 million charge as a result of a permanent decline in the fair market value of marketable securities consisting of the Weatherford stock held for sale, and a $2.8 million charge for the cost of purchase options to sell these marketable securities, and partially offset by income on real estate holdings of $1.1 million.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Revenues increased by $21.1 million, or 10%, to $239.2 million in 1998 from $218.1 million in 1997. Tubular connections revenues increased by $4.8 million, or 4%, and pressure control revenues increased by $16.3 million, or 15%. Tubular connections revenues increased as a result of higher demand for our connections outside the United States and Canada. Revenues for pressure control long-term projects increased by $11.1 million from $28.5 million in 1997 to $39.6 million in 1998 as a result of additional customer orders for pressure control long-term projects.

     Gross Profit. Gross profit increased $3.0 million, or 11%, to $30.4 million for the year ended December 31, 1998 from $27.4 million for the same period in 1997. Gross profit for tubular connections increased as a result of higher sales volumes outside the United States. For pressure control, gross profit decreased as a result of higher manufacturing costs on the long-term projects resulting from design changes and related production delays.

     Selling, General and Administration Expenses. For 1998, selling, general and administrative expense increased by $8.1 million, or 25%, to $41.0 million from $32.9 million in 1997. Engineering expense increased by $1.0 million, or 19%, due to requirements to support higher equipment sales. Sales and marketing expense increased by $2.2 million, or 13%, to support increased demand for pressure control long-term projects. General and administration expense increased by $4.9 million, or 43%, due to additional bad debt reserves recorded in late 1998 to cover potential losses arising from a fourth quarter 1998 industry decline, higher consulting expenses incurred for projects to improve manufacturing efficiency, and the implementation of the enterprise resource planning system and related computer infrastructure. As a percentage of sales, these expenses increased from 15% in 1997 to 17% in 1998.

     Gain on Sale of Manufacturing Facility. During 1997, we sold our Singapore manufacturing facility through a financial intermediary for $6.2 million in cash, resulting in a gain of approximately $4.5 million.

     Operating Income (Loss). Operating loss for 1998 increased by $9.6 million to $10.6 million from an operating loss of $1.0 million in 1997. Operating income for the tubular segment increased by $1.8 million to $25.1 million in 1998, and the pressure control operating loss increased by $6.7 million to a loss of $22.1 million in 1998. Corporate administration expenses were $13.6 million in 1998 as compared with $8.9 million for 1997.

     Interest Expense. Interest expense increased $2.6 million to $4.3 million in 1998 from $1.7 million in 1997 as a result of interest paid on our senior secured notes issued in June 1998.

     Other Income and Expense. For 1998, other expense was $7.8 million and included a $6.1 million charge as a result of permanent decline in the fair market value of marketable securities, consisting of Weatherford stock held for sale, and the $2.8 million cost of purchased options to sell these marketable securities and offset by rental income of $1.1 million. For 1997, other income was $20.7 million. In 1997, we sold our 50% investment in XLS Holding to Weatherford International in exchange for Weatherford stock and recorded a gain of $18.5 million. Also included in other income in 1997 was $1.0 million of rental income.

QUARTERLY RESULTS OF OPERATIONS

     Set forth below are quarterly unaudited results from operations for the years ended December 31, 1998 and December 31, 1999, and the six months ended June 30, 2000. This information is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods. This information should be read in conjunction with our financial statements and the notes to our financial statements appearing elsewhere in this prospectus. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results to be expected for the full year.

                               YEAR ENDED DECEMBER 31, 1998               YEAR ENDED DECEMBER 31, 1999
                          --------------------------------------     ---------------------------------------    2000      2000
                           FIRST    SECOND     THIRD     FOURTH       FIRST    SECOND       THIRD    FOURTH     FIRST    SECOND
                          QUARTER   QUARTER   QUARTER   QUARTER      QUARTER   QUARTER     QUARTER   QUARTER   QUARTER   QUARTER
                          -------   -------   -------   --------     -------   -------     -------   -------   -------   -------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues................  $56,429   $60,448   $62,591   $ 59,744     $39,482   $38,780     $40,174   $40,989   $44,759   $45,497
Gross profit............  11,768    11,974    11,233      (4,571)     9,067     1,169       8,297     7,122    11,919     13,225
Operating income
 (loss).................   3,574     3,199       833     (18,250)(1)    112    (7,359)(3)     (27)     (475)    3,883      4,788
Net income (loss).......   1,462     1,096      (271)    (16,787)(2)    (13)   (5,514)(3)    (711)     (999)    1,857      4,839(4)
Basic and diluted
 earnings
 (loss) per share.......    0.07      0.06     (0.01)      (0.87)        --     (0.28)      (0.04)    (0.05)     0.10       0.25

---------------

(1) Includes expenses related to (a) additional bad debt reserves ($1,900) and inventory obsolescence reserves ($2,800) recorded to cover potential losses arising from a fourth quarter 1998 industry decline and (b) additional reserves ($6,600) for pressure control project losses.

(2) Includes the decline in value ($8,882 pre-tax) of the Weatherford stock.

(3) Includes additional expenses of $9,000 to replace certain pressure control equipment after we determined that the welds were too brittle for some drilling applications.

(4) Includes a pre-tax gain of $3,576 for the settlement of a dispute with a financial institution from which the Company purchased put options in 1998.

     Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly. See "Risk Factors -- Risks Relating to Our Business -- Our quarterly sales and earnings may vary significantly, which could cause our stock price to fluctuate."

LIQUIDITY AND CAPITAL RESOURCES

     Our primary liquidity needs are to fund capital expenditures, such as expanding and upgrading manufacturing facilities and capacity, to fund new product development and to provide additional working capital. Our primary source of funds have been cash flow from operations, proceeds from borrowings under our bank facilities and a private placement of senior secured notes, and reimbursement of costs related to the joint industry project in which we are participating and government-funded research projects.

     Cash used in operations in 1997 and 1998 was the result of increased working capital requirements to support higher demand for our products and services, and losses associated with pressure control long-term projects. Cash provided by operations in 1999 was the result of a reduction in working capital needs due to the downturn in the market. Cash provided by operations in the first half of 2000 was the result of lower working capital requirements for the U.S. and a $3.6 million cash receipt from a legal settlement related to our purchase of put options to sell Weatherford stock.

     Capital expenditures were $28.4 million, $15.8 million, $8.8 million, and $3.4 million in 1997, 1998, 1999, and the six months ended June 30, 2000, respectively. Capital expenditures during the three-year period from 1997 to 1999 included $18.1 million to construct new manufacturing facilities for tubular connections in Indonesia and Mexico, and to relocate our Houston tubular manufacturing facility. Additional capital expenditures of $6.1 million for an enterprise resource planning system were incurred during 1997 and 1998. We estimate that capital expenditures for the remainder of 2000 and 2001 will be approximately $40 million, which will be used primarily to expand capacity and continue the rebuild of our computer controlled threading machines in our premium tubular connection manufacturing facilities worldwide.

     In 1997, we sold a portion of the Weatherford stock obtained from the sale of our 50% equity investment in XLS Holding for proceeds of $3.1 million. In 1999, we sold the remaining Weatherford stock for proceeds of $13.1 million.

     In May 2000, we settled through mediation a dispute with a financial institution related to our purchase of put options on marketable securities in 1998. As a result of this settlement, we received, after expenses, approximately $3.6 million in May 2000. In July 2000, we sold certain real property not used in our operations for proceeds of approximately $2.0 million, net of expenses from the sale.

     In a June 1998 private placement, we issued $60.0 million aggregate principal amount of 6.85% senior secured notes due June 30, 2003. The primary holder of the notes is Principal Mutual Life Insurance Company. The senior secured notes may not be prepaid prior to maturity unless we pay the noteholders a make-whole premium based on prevailing market interest rates, which as of June 30, 2000 would require a premium payment of $65,000. We also have a revolving credit agreement with Bank One Texas, National Association, for working capital requirements. Borrowings were $11.9 million as of December 31, 1999 and $13.3 million as of June 30, 2000. The revolving credit agreement has recently been amended, subject to completion of this offering and the receipt of at least $30 million in proceeds from this offering. As amended, it provides for borrowings of up to $25 million and terminates March 31, 2003. Under the amended facility, we may borrow, at our election, at either a prime or LIBOR based interest rate. Interest rates under the amended facility fluctuate depending on our leverage ratio and will be prime plus a spread ranging from zero to 25 basis points or LIBOR plus a spread ranging from 125 to 225 basis points. The senior secured notes and the Bank One revolving credit agreement are both secured on an equal basis by a pledge of accounts receivable, inventory, equipment, intellectual property, material real property, and stock of our subsidiaries. The proceeds from the note offering and borrowings under the credit facility were used to finance expansion of our tubular connections plants in the United States and to fund working capital requirements for our pressure control projects.

     We also have two foreign lines of credit. We have an uncommitted line with the Union Bank of Switzerland for $10 million which can be terminated at the bank's discretion. The interest rate for this line of credit is LIBOR plus 100 basis points. We also have a committed line with Clydesdale Bank PLC, for

$3.0 million, expiring February 28, 2001. The interest rate is the Bank of England's base rate plus 150 basis points. There were no borrowings under either line as of December 31, 1999 or June 30, 2000.

     As of December 31, 1999 and June 30, 2000, we were in compliance with all covenants and financial tests under our Bank One revolving credit agreement. Under our amended revolving credit agreement, we must maintain tangible net worth of not less than the greater of $95 million or $66.5 million plus 80% of the net proceeds realized from this offering, plus 50% of net income (if positive) for each computation period, plus 100% of the net proceeds from any future issuance of equity securities. We must also maintain a debt-to-capitalization ratio of not more than 45%, and comply with an interest coverage ratio test of 2.0 to 1.0 through December 31, 2000 and of 2.5 to 1.0 thereafter. In addition, our leverage ratio must not exceed 3.0 to 1.0.

     Our long term note agreement under which our 6.85% senior secured notes are outstanding, has one financial event of default covenant, under which we must maintain a tangible net worth of $75 million. As of December 31, 1999 and June 30, 2000, we were in compliance with this covenant. Additional financial tests, if not passed, restrict our ability to incur additional indebtedness and make acquisitions, investments and restricted payments, such as pay dividends and repurchase capital stock. We currently satisfy each of these financial tests. A change in control would allow the holders to require prepayment of some or all of the notes at 100% of their principal amount plus a make-whole premium based on prevailing market interest rates, which as of June 30, 2000 would require a premium payment of $65,000.

     Our subsea mudlift drilling project is funded by a group of leading oil and gas companies headed by Conoco. Our expenditures to design and manufacture the prototype equipment are reimbursed by Conoco on a monthly basis. We have contributed approximately $1.7 million of the $13.0 million in total joint industry project expenditures to date. We are not scheduled to make any additional contributions in 2000. In 2001, we anticipate contributing approximately $0.3 million of the approximately $32 million remaining total joint industry project expenditures budgeted for the project's development stage. However, if, as has happened in the past, project participants withdraw from the project, we may have to contribute more than $0.3 million. Completion of the development stage is scheduled to occur during 2001. If the development stage is completed successfully, the project will enter the production stage. During the production stage, we would begin commercial production of subsea mudlift drilling equipment. We anticipate that our total expenditures for the project in 2001 (including the $0.3 million in remaining contributions during the development stage and additional contributions during any production stage) will be approximately $5.0 million, which we expect to fund from net proceeds from this offering and cash from operations. The additional $4.7 million in expenditures relate primarily to increased working capital needs that would be associated with beginning commercial production, as inventory of parts and equipment is increased.

     The majority of our costs to develop the advanced composites technology were funded by the National Institute of Science and Technology, a federal agency. These expenditures are reimbursed on a quarterly basis.

     We are financing the cost of equipment and completed consulting contracts with IBM over a five-year period beginning June 1997 through notes bearing interest at rates ranging from 4.9% to 7.6% per annum. These contracts were for equipment and consulting related to the implementation of our enterprise resource planning system in 1998. The aggregate principal amount of notes outstanding at December 31, 1999 was $1.3 million.

     In each of 1997 and 1998, we paid dividends of $0.10 per share, or $1.9 million in total per year. Since 1999, we have been effectively precluded from paying dividends under the terms of our long-term note agreement. We have no plans to declare or pay any dividends on our common stock or our class B common stock for the foreseeable future.

     Our primary cash needs are to fund capital expenditures, to further develop and expand new product lines, and to provide additional working capital. We intend to use the proceeds from this offering, as well as cash from operations, to expand our capacity to produce premium tubular connections in the United States and Canada and to upgrade machine tools that we use in the manufacturing of our pressure control products at a total estimated cost of between $30 and $40 million. In addition, proceeds and cash from operations will be used to finance the continued development and commercialization of new, advanced technologies and products, including subsea mudlift drilling technology and advanced composite tubing at a total estimated cost of between $10 and $20 million.

     We believe that the proceeds of this offering, cash from operations, and available borrowings under our credit facility and lines of credit will be sufficient to meet our liquidity needs for approximately the next eighteen months. If our plans or assumptions change or are inaccurate, or we make any acquisitions, we may need to raise additional capital. We have had negative or little cash flow during several recent periods. We may seek to raise any funds we need through public or private debt or equity offerings. If we raise funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of our new equity securities may have rights, preferences or privileges senior to those of our common stock. If we obtain funds through a bank credit facility or through issuance of debt securities or preferred stock, this indebtedness or preferred stock would have rights senior to the rights of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to carry out our business strategy.

BACKLOG

     Our backlog at December 31, 1999 and June 30, 2000 was approximately $44.3 million and approximately $37.2 million, respectively. Our backlog consists of firm customer purchase orders for which satisfactory credit or financing arrangements exists and delivery is scheduled. We include in backlog orders for tubular connections, pipe for international orders, pressure control capital equipment and projects, and a small amount of pressure control aftermarket replacement parts not in inventory. The reduction in backlog was due to shipments of pressure control equipment and completion of pressure control long-term projects. Included in backlog at June 30, 2000 are $1.3 million of long-term contracts which we expect to complete in 2000. Except for the backlog of pressure control products and projects, we do not consider backlog a meaningful measure of business prospects.

TAX MATTERS

     For the year ended December 31, 1999, we had deferred tax assets, net of deferred tax liabilities, of $17.7 million. These assets are benefits to us as long as we expect to have sufficient future income in the United States. Net operating loss carryforwards, or NOLs, total approximately $15.0 million and must be used entirely before the foreign tax credits, which total approximately $5.5 million, can be used. The NOLs will expire in years through 2019. The foreign tax credits will expire in years through 2004. We would lose the benefit of our NOLs if we were to have a change of control. Section 382 of the Internal Revenue Code of 1986, as amended, limits the ability of a corporation that undergoes an "ownership change" to use its net operating losses to reduce its tax liability. Although we believe that this offering will not trigger such an ownership change, it is possible that a future offering of our common stock or future transfers of our common stock will trigger an ownership change. In that event, we would not be able to use our pre-ownership-change net operating losses in excess of the limitation imposed by Section 382.

     Management projections indicate that sufficient income will be generated in future years to absorb the tax assets and therefore no valuation allowance was required.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires an entity to recognize all derivatives as an asset or liability measured at its fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application of SFAS 133 is encouraged, but not prior to the beginning of any fiscal quarter that began after issuance of the Statement. Retroactive application to periods prior to adoption is not allowed. We have not completed the process of evaluating the impact that could result from adopting SFAS 133.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest rate risk. We have long-term debt and revolving lines of credit subject to the risk of loss associated with movements in interest rates.

     At December 31, 1999, we had $60 million of fixed rate senior notes, having a fair value of $58.5 million. This instrument is fixed-rate and therefore, does not expose us to the risk of earnings loss due to changes in interest rates. However, the fair value of this instrument would increase by approximately $1.4 million if interest rates were to decline 10% from their level at December 31, 1999. In general, such an increase in fair value would impact earnings and cash flows only if we were to reacquire a portion of this instrument prior to maturity.

     Our floating rate obligations aggregated $13.2 million at December 31, 1999 which include amounts borrowed under our U.S. revolving line of credit and our long-term note payable. These floating-rate obligations expose us to the risk of increased interest expense in the event of increases in short-term interest rates. If the floating rates were to increase by 10% from December 31, 1999 levels, our consolidated interest expense would increase by a total of $10,100 per month.

     At December 31, 1999 and at June 30, 2000, we did not hedge interest rate exposure.

     Foreign currency exchange rate. Our operations are conducted in certain countries around the world in a number of different currencies. As such, future earnings are subject to change due to changes in foreign currency exchange rates when transactions are denominated in currencies other than our functional currency, the U.S. dollar. In order to mitigate the effect of exchange rate changes, a substantial portion of our contracts provide for collections from customers in U.S. dollars. For 1999, 52% of the sales from our foreign operations were in U.S. dollars and an additional 35% of sales from these operations were in local currency but based on the exchange rate for the U.S. dollar at the time of shipment.

     We had no foreign currency denominated borrowings outstanding at December 31, 1999 or June 30, 2000.

                                    BUSINESS

     Throughout our history, we have been engaged in the engineering, manufacturing and marketing of premium tubular connections and pressure control products for oil and gas drilling and production. We are a technological innovator, developing new products designed to overcome challenges faced by our customers when drilling for oil and gas in harsh environments. In recent years, our most notable innovations include a proprietary Wedge Thread(TM) connection for premium tubular connections, which gained widespread commercial acceptance in the mid-1990's, and our gas handler, a pressure control device which is used in deepwater drilling operations to contain and vent excess gas, introduced in 1999. In addition, in 1995 and 1996, we began providing subsea control systems for pressure control equipment, also known as multiplex or MUX systems. We also recently introduced our advanced composite tubing product line and are currently participating in the subsea mudlift drilling joint industry project. We have expanded our manufacturing capacity in recent years by constructing premium tubular threading plants on Batam Island, Indonesia in 1997 and in Veracruz, Mexico in 1998, and by refurbishing and reopening a premium threading plant in Houston, Texas in 1999 that had been shutdown since the mid-eighties. In 1997, we disposed of our 50% interest in XLS Holding, which we had acquired as a result of the settlement of litigation, in exchange for stock of Weatherford, which we have since sold for cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." Hydril Company is a Delaware corporation.

OUR BUSINESS STRATEGY

     Our goal is to build on our strong industry position in the engineering, manufacturing and marketing of premium tubular connections and pressure control products. To achieve this goal, we are pursuing the following strategies:

     - Focus on a portfolio of premium, high value added products. We will continue to focus on developing and manufacturing a portfolio of premium, highly engineered products required for the drilling and production of oil and gas in harsh environments. We believe that this focus will allow us to continue to differentiate our products and services and enhance our ability to achieve growth with attractive margins.

     - Develop new proprietary technologies and products. We have grown primarily through the introduction of new technologies and products. As oil and gas operators shift their drilling focus towards deeper geological formations and deepwater reserves in order to meet demand for oil and natural gas, new technological developments will be needed to economically and safely develop these reserves. We intend to continue to grow by focusing our research and development efforts on these opportunities and developing leading-edge technologies and product solutions for our customers.

     - Emphasize product quality and capitalize on customer satisfaction and brand awareness. Customers emphasize quality and reliability when selecting premium tubular connections and pressure control equipment due to the high performance and safety requirements for these products. Because of our focus on quality and reliability, we believe we have established a high level of customer satisfaction among our customers. We also believe that we have attained a high level of brand awareness, which facilitates market acceptance of new technologies and products we develop and enhances our ability to maintain and gain market share.

     - Operate our business globally. We intend to continue to deploy and expand our facilities in selected strategic locations worldwide, including in Brazil, Canada and the United States, to enhance our ability to serve the increasingly global needs of our existing customers and facilitate access to new geographic markets.

     - Expand our business through selective acquisitions. We will seek acquisitions that are complementary to our business and are able to provide us with technologies or product lines that will enhance our product and service offerings and technical expertise.

OVERVIEW OF OUR INDUSTRY

     Demand for oilfield products, such as premium tubular connections and pressure control equipment, is cyclical in nature and depends substantially on the condition of the oil and gas industry and its willingness to spend capital on the exploration and development of oil and gas. The level of these capital expenditures is highly sensitive to existing oil and gas prices as well as the oil and gas industry's view of such prices in the future. Increasing commodity prices generally result in increased oil and gas exploration and production, which translates into greater demand for oilfield products and services. Conversely, falling commodity prices generally result in reduced demand for oilfield products and services. Historically, changes in budgets and activity levels by oil and gas exploration and production companies have lagged significant movements in oil and gas prices.

     Drilling activity was depressed in 1999 due to a reduction by oil and gas operators of their capital expenditures in response to a 1998 collapse in oil prices. Oil prices began to recover in the second quarter of 1999 primarily because OPEC stabilized oil prices through voluntary production limits, which resulted in reduced oil inventories worldwide. Natural gas prices in North America also strengthened considerably over this same time as reduced drilling activity resulted in lower supply of natural gas. In response to higher commodity prices, operators have increased their spending budgets for 2000.

     In recent years, the focus of drilling activity has been shifting towards the less explored deeper geological formations and deepwater locations which offer potentially prolific reserves. Operators have also increasingly relied on advanced drilling technologies such as horizontal drilling to improve production and recovery rates of oil and gas reservoirs. Demand for premium tubular connections and advanced pressure control products is impacted by these changing depth and drilling trends. We believe that the level of drilling activity in the harsh environments that require these products will continue to grow as oil and gas operators increasingly target deeper geological formations, shift their exploration offshore and apply horizontal drilling techniques.

  Market for Premium Tubular Connections

     Tubular connections join sections of well casing, production tubing and drill pipe which are different types of pipe, all known as tubulars, used in various stages of drilling and production. The premium tubular connections market is driven primarily by the number of wells drilled deeper than 15,000 feet. The majority of such wells have been drilled in North America to explore and develop deep gas formations. Wells drilled over 15,000 feet require substantially more premium connections than shallower wells. The following table shows the number of wells drilled over 15,000 feet in the United States during the years 1995 through 1999, and, according to Spears & Associates, estimated for the years 2000 and 2001:

                                  NUMBER OF WELLS DRILLED
             YEAR                     OVER 15,000 FT
             ----                 -----------------------
1995...........................             548
1996...........................             690
1997...........................             871
1998...........................             861
1999...........................             660
2000 (estimated)...............             764
2001 (estimated)...............             827

     The number of horizontal wells, which require connections with enhanced mechanical characteristics drilled both onshore and offshore around the world, also drives the market for premium tubular connections.

     Premium tubular connections are also required for drilling in environmentally sensitive areas. Oil and gas companies operating in locations where environmental laws and regulations require a particularly high degree of environmental safety, such as California, Alaska and Canada, might utilize premium connections due to their superior sealing capability and reliability. As environmental awareness increases worldwide, and as governments open for exploration new environmentally sensitive areas, we believe demand for premium tubular connections in such areas will likely continue to increase.

  Market for Pressure Control Equipment

     Pressure control products include a broad spectrum of equipment and parts required for outfitting new drilling rigs and upgrading and maintaining existing rigs. Demand for pressure control products depends on the level of construction of new rigs and the replacement and upgrading of equipment for existing rigs. In addition, as a result of the high level of wear and tear during operation, pressure control equipment requires frequent maintenance and technical support services.

     The rig equipment market experienced strong growth in the most recent mobile offshore rig construction up cycle which peaked midway during the 1996 through 1999 time period, driven by an upturn in drilling rig utilization. In July 1998, there were 68 mobile offshore rigs under construction compared to 5 mobile offshore rigs in January 1996. While the level of new rig construction and demand for equipment have declined during the recent year with the number of mobile offshore rigs under construction totaling 26 in May 2000, demand for replacement parts and equipment has been less volatile. The trend towards drilling in deeper water creates a need for new types of pressure control equipment. Without such new equipment, exploration and production of many deepwater reserves may not be economically viable.

OUR PREMIUM TUBULAR CONNECTIONS BUSINESS

     We manufacture and market premium tubular connections for casing, production tubing and drill pipe. We also provide technical solutions and field support services to address specific customer needs in the design, selection and maintenance of tubular connections.

     A conventional oil or gas well is drilled by attaching a drill bit to the end of a series of sections of drill pipe joined by threaded connections. Threaded connections are similar to the grooves on a bolt and enable sections of drill pipe to be screwed together. Once connected, the drill pipe may be up to several miles long, commonly referred to as a drill string. The entire drill string must be removed from the well numerous times during the drilling process to replace dull drill bits and accomplish other tasks. Removing the drill string requires the disassembly and reassembly of the entire drill string. As a result, threaded connections for drill pipe must be engineered to withstand numerous assemblies without compromising the integrity of the connections. When the well reaches sufficient depths during drilling, the drill string is pulled out of the well and sections of larger diameter pipe known as casing, also joined by threaded connections, are inserted into the well and cemented in place to prevent the well from collapsing. Drilling is resumed until the next target depth is reached and the process is repeated. Most wells use multiple concentric casing strings that fit inside one another. The casing diameter reduces as depth increases. Once the well has been drilled to the desired depth and cased, production tubing is placed inside the casing. The production tubing also consists of multiple sections of pipe that are joined with threaded connections. In a completed well, oil and natural gas pass up through the production tubing to the top of the well.

     Casing, production tubing, and drill pipe are the types of oilfield tubulars for which we produce premium connections. The term "premium" refers to a proprietary, precision manufacturing process employed to produce a product with performance characteristics superior to those of standard industry connections. Premium connections can withstand extreme conditions encountered in deepwater offshore wells and deep gas wells, as well as in horizontal well drilling. They also provide pressure tight, highly reliable sealing necessary for environmentally sensitive drilling. The technical complexity of these premium connections requires a high degree of accuracy during manufacturing and substantially more machining and inspection time than standard connections.

     We utilize custom-designed, computer controlled machines in our premium connection manufacturing facilities worldwide. All of our machine programs are created and maintained on a central system in our technology center in Houston, Texas and transmitted to each of our nine tubular connection manufacturing locations worldwide. As a result, all Hydril connections of a particular type, regardless of manufacturing location, are substantially identical, ensuring interchangeability. We have completed the rebuild of approximately 70% of our 54 computer controlled machines and expect to rebuild the remaining machines by the end of 2001.

     To meet customer needs, we provide a full line of premium tubular connection products and accessories, including connections for pipe of nonstandard size or weight. Our various premium tubular connections exhibit various high performance characteristics, such as:

     - Tension resistance. Our premium integral thread designs have high tension strength, which supports the weight of numerous sections of pipe strung together in deep wells.

     - Torque capability. Our premium thread connections, in particular our proprietary Wedge Thread(TM) connections, are designed to have torque capability that approaches pipe body strength in casing applications and surpasses it in most drill pipe and tubing applications. This design prevents connection damage due to overtorque, facilitates easier assembly and disassembly and reduces wear and tear from recurring service to the pipe.

     - Compression and bending flexibility. Our premium threads are designed to permit greater compression and bending of pipe strings than standard connections which is particularly important in horizontal and extended-reach wells.

     - Clearance. Our integral connections are machined directly onto the pipe, forming a smooth connection with little or no increase in diameter of the pipe. Coupled connections, on the other hand, use a bulkier third pipe, or coupling, to make a connection, resulting in less clearance inside the well. This integral quality is particularly important in deep drilling where well diameters become increasingly narrow because multiple strings of casing, production tubing, or drill pipe are utilized in one well.

     - Pressure tight sealing. Our metal-to-metal pressure tight sealing is designed to prevent both gas and fluid leakage, a critical factor in the case of extreme pressure and environmentally sensitive drilling.

     - Corrosion resistance. Our plastic-coated tubing connections reduce corrosion damage and extend the useful life of the connection.

     - Uniformity and compatibility. Our connections are manufactured worldwide with the same design, high tolerance specifications, and centrally manufactured tools and gauges, which improves product uniformity and compatibility.

     We offer our customers technical services related to casing and tubing string design. Computer well design software is utilized in the design and specification of the tubulars and the thread connections. In addition, we offer highly trained field service technicians to assist our customers worldwide. We have 29 licensed repair facilities worldwide to support our tubular connections business.

OUR PRESSURE CONTROL BUSINESS

     We provide a broad range of pressure control equipment used in oil and gas drilling, and well completion and maintenance. Our products regulate formation and drilling fluid pressure during normal operations and prevent well blowouts when the pressure of formation fluids and gases reaches critical levels.

     The oil, gas and water contained in the geological formations into which a well is drilled can be under extremely high pressure. This pressure increases with greater water and drilling depth. When unanticipated formation pressure is encountered, the pressure must be controlled to prevent an uncontrolled release of the fluids and gases from the well, known as a "blowout." A blowout can have catastrophic consequences, as the oil and natural gas may ignite or the equipment and tubulars in the well may be suddenly propelled out of the well, potentially resulting in injury or death of personnel, destruction of drilling equipment, or environmental damage. Blowouts can cause the loss of a well and significant downtime and additional expense. During drilling and maintenance operations, it is therefore essential to regulate the pressure, and to provide for mechanical safeguards to minimize the effects.

     Our pressure control products include blowout preventers, diverters, gas handlers, subsea control systems, drill stem valves, production chokes, pulsation dampeners and a variety of specialized elastomer products. We also provide integrated subsea control systems, which typically include a series of blowout preventers stacked on top of one another, along with other types of valves, diverters and gas handlers, all of which are regulated through an electro-mechanical subsea control system. In addition, we provide replacement parts, repair and field services to maintain our installed base of products.

  Pressure Control Products

     Blowout preventers. The key component of a pressure control system is a high-pressure valve located at the top of the well called a blowout preventer. When activated, blowout preventers seal the well and prevent fluids and gases from escaping. Blowout preventers are safety devices and are activated only if other techniques for controlling pressure in the well are inadequate.

     We manufacture two types of blowout preventers:

     - Annular blowout preventers, which we invented more than 65 years ago, seal the well by hydraulically closing a large rubber collar around the drill pipe or against itself if nothing is in the well.

     - Ram blowout preventers seal the well by hydraulically driving metal rams against each other across the top of the well; our ram blowout preventers feature a new compact version that is designed for both rig upgrades and new builds where space is limited.

     Diverters. Diverters are safety devices used to redirect or vent the uncontrolled flow of formation fluids and gases in a controlled manner during offshore drilling operations. A diverter is used during drilling when there is a danger of penetrating pressurized gas zones. Our diverters incorporate a patented integral vent design that reduces the need for peripheral devices normally required for the use of diverters.

     Gas Handlers. In 1999, we introduced the first gas handler, a device which is used in deepwater drilling operations to contain and vent excess gas from the tubing system that connects the top of the well at the sea floor to the drilling rig. Our proprietary design controls the release of any rapidly expanding gas bubble rising to the surface through the tubing system that may endanger the environment, personnel and the rig.

     Drill Stem Valves. Manually operated drill stem valves are placed in the drill string to control well pressure in order to prevent blowouts and drilling fluid spillage during the installation and removal of drilling pipe. Our drill stem valves incorporate automatic pressure balancing, which we were the first to develop, that minimizes the torque required to operate them under pressure.

     Pulsation Dampeners. Pulsation dampeners counterbalance the pulsing of pressure fluids through pipelines that cause vibrations which may damage pipework and valves. In addition to oilfield applications, our pulsation dampeners are used in airport refueling systems and chemical refinery and processing plants. Our pulsation dampeners have a field replaceable bottom plate, which we were the first to develop, that reduces the number of costly shop repairs.

     Production Chokes. Production chokes are used to regulate the flow of oil, gas and other formation fluids from producing wells with high pressures, high flow rates and corrosive fluids. Our production chokes use a proprietary nozzle configuration that reduces internal erosion from produced sand and debris associated with many oil and gas wells.

     Elastomers. Our line of rubber products includes parts used in annular and ram blowout preventers, pulsation dampeners and other equipment. We specialize in bonding rubber to metal and offer a wide variety of elastomer products in a full range of sizes, pressure ratings and elastomer types.

     Integrated Systems. Our subsea control systems integrate blowout preventer equipment and other pressure control products with control systems, usually for use in deep offshore, high pressure wells. Our systems use advanced software, micro-electronics and materials technology and are capable of operating in water depths of up to 10,000 feet. Our integrated subsea control systems, also known as multiplex or MUX systems, are primarily sold for use in connection with the construction or refurbishment of drilling rigs.

  Aftermarket Products and Services

     Our aftermarket business is supported by our growing installed base of pressure control products. Because our products are subjected to harsh drilling conditions, they frequently require repair and maintenance services, which include replacement parts for those consumed during the drilling operation. We manufacture metal replacement parts, including ram blocks, pistons, cylinders, seal seats and valves. Elastomer replacement parts manufactured and sold include packing units for ram and annular blowout preventers and seal kits. We also have a staff of field service personnel who assist customers on site in the proper installation and use of our products.

     We provide our aftermarket services through 9 domestic and 11 international repair facilities owned by us, and through 19 authorized repair facilities.

OUR EMPHASIS ON RESEARCH AND DEVELOPMENT

     We emphasize both the development of new products and the continuous redesign and improvement of our existing products. We consider ourselves to be a leader in the development of new technology and equipment designed to enhance the productivity and safety of the drilling and production process in harsh drilling environments.

     Our current research and development efforts are primarily focused on improvements in threaded connections, products for use in conjunction with subsea mudlift drilling and advanced composite tubing. As of June 30, 2000, we employed 64 persons on our engineering and design staffs, including mechanical, electrical and software engineers, who were principally engaged in product development and engineering research and development.

     We believe that, in addition to the technical competence and creativity of our employees, the success of our business depends on intellectual property protection. As part of our ongoing research, development and manufacturing activities, we have a policy of seeking patents, when appropriate, on inventions concerning new equipment and product improvements. We hold numerous United States and international patents and have numerous patent applications pending. As we redesign and improve existing products, we are often able to obtain extensions of patent lives beyond their original duration. In addition, our trademarks are registered in the United States and various foreign countries. Our competitors may be able to independently develop technology that is similar to ours without infringing on our patents, and we may be unable to successfully protect our intellectual property.

     Although in the aggregate our patents and trademarks are important to the manufacturing and marketing of many of our products, we do not consider any single patent or trademark or group of patents or trademarks to be material to our business as a whole. We also rely on trade secret protection for our confidential and proprietary information. We routinely enter into confidentiality agreements with our employees and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to our intellectual property.

     Subsea Mudlift Drilling. We are currently developing, in conjunction with major oil and gas companies and drilling contractors, a system of equipment and drilling procedures which we believe will facilitate the exploration and development of oil and gas reserves in geologic formations found in ultra-deep water in excess of 7,000 feet. Conoco is the project leader and we are the technical leader, designer and equipment manufacturer for this joint industry project formed in 1996. Currently, six other companies are participating in the joint industry project, including BP Amoco, Chevron, Texaco, Diamond Offshore, Global Marine and Schlumberger. We have production rights to the technology being developed in the project for this field of use and for the life of the intellectual property. We have contributed approximately $1.7 million of the $13 million in total joint industry project expenditures to date. We anticipate contributing approximately $0.3 million of the approximately $32 million remaining expenditures budgeted prior to the production stage. In the past, some participants in the project have withdrawn, and other participants could withdraw prior to completion. If future withdrawals occur, we may have to contribute more than $0.3 million. The project is in the development stage, and a test well is scheduled to be drilled during 2001. There are two other groups of companies in our industry that are also developing competing technologies for deepwater drilling.

     Available floating rigs and conventional drilling equipment cannot efficiently tap the potentially prolific reservoirs found in ultra-deep waters. During drilling, heavy fluids, known as drilling muds, are circulated under pressure into the well to transport debris from the drilling process out of the well. Drilling muds are the primary mechanism for controlling formation fluid pressure and are mixed to varying weights that increase as the relevant formation pressure increases to offset the formation pressure and prevent the collapse of the well. The principal barrier to drilling in these formations relates to the weight of the drilling mud circulating in the drilling system which exerts excessive levels of pressure that may damage the geologic formation and limit the amount of oil and gas that can be extracted. A potential solution to this problem being pursued by our industry project is to have critical components of the drilling mud recirculation system reside on the sea floor and pump the mud from the sea floor, rather than from the rig. For this reason, the joint industry project is called subsea mudlift drilling. Subsea mudlift drilling should reduce the number of casing strings needed, increase production rates and well diameter, and facilitate more demanding completions such as horizontal wells. In addition, subsea mudlift drilling should enable better control of well pressure, resulting in fewer pressure surges and fewer problems with the circulation of drilling mud, with less equipment in the well.

     Advanced Composite Tubing. At the end of 1999, we introduced an advanced composite tubing product line as a cost-effective alternative to steel pipe used in flowlines. Our advanced composite tubing is lightweight, flexible, resistant to corrosion and fatigue, and can be produced in spoolable lengths up to several thousand feet. Because it can be produced in such extensive lengths, advanced composite tubing reduces the number of connections needed and is therefore easier to install and is less expensive than other alternatives. This advanced composite tubing is being marketed for use in transporting oil and gas both out of the well and from the wellhead to storage facilities. We plan to make additional diameter sizes and pressure ratings available within this product line and are currently seeking other commercial applications for this product. Companies with greater financial and marketing resources than us have already developed and are selling proprietary tubing similar to our advanced composite tubing.

OUR CUSTOMERS AND DISTRIBUTION

     The end-users for our products are primarily major and independent, domestic and international oil and gas companies, as well as drilling contractors. During 1999, we sold products and services to approximately 1,500 customers, only one of which, Transocean Sedco Forex at 13%, accounted for more than 10% of our consolidated revenues. For the first half of 2000, Ensco Offshore, at 12%, accounted for more than 10% of our consolidated revenues. Each of our tubular connections and pressure control products segments has its own specialized sales staff, which enhances our sales personnel's knowledge of the products they sell and the specific needs of the different end-users.

     Premium Tubular Connections. In the United States and Canada, we sell our premium tubular connection products primarily to a number of steel pipe distributors who purchase the pipe from steel mills. However, we market our tubular connections to the end-users, primarily oil and gas operators, because it is the end-users who request that their distributors have our premium connections applied to the pipe. Due to the use of distributors, we do not own the pipe we thread and do not maintain an inventory of threaded or unthreaded tubulars. Distributors tend to be less well established and present a higher credit risk than the end-users.

     Outside of the United States and Canada, we primarily sell our tubular connections directly to oil and gas operators and trading companies. In these markets, we thread tubulars owned by customers, as well as purchase tubulars for threading and resale. As a result, we maintain a small inventory of tubulars for our operations outside of the United States and Canada. Our premium tubular connections are sold for use in 46 countries by our U.S. customers operating abroad and by international customers. In 1999, one customer accounted for 21% of our total sales of premium tubular connections, and our ten largest customers in that segment accounted for 65% of segment sales. In the first half of 2000, our four largest premium tubular connection customers accounted for 17%, 15%, 14% and 13% of segment sales. In the first half of 2000 our ten largest premium tubular connection customers accounted for 70% of total segment sales.

     Our premium tubular connection sales staff is managed from Houston, Texas and consists of 37 sales employees located in 19 offices in the United States, Canada, Indonesia, Singapore, Mexico, Nigeria, the United Arab Emirates and the United Kingdom. We use manufacturer representatives in 42 countries worldwide.

     Pressure Control Products. Pressure control products are sold both domestically and internationally primarily to drilling contractors, although we market our pressure control products to both operators and drilling contractors. Certain lines of our pressure control equipment are also sold to rig manufacturers, integrators of equipment and well operators. Aftermarket replacement parts, repair and field services are provided to both drilling companies and companies that rent pressure control equipment. We market our pressure control products through our direct sales force, distributors and authorized representatives. Our pressure control products are sold for use in 43 countries. In 1999, one customer accounted for 24% of our total sales of pressure control products, and our ten largest customers in that segment accounted for 53% of segment sales. In the first half of 2000, one pressure control customer accounted for 19% and another customer accounted for 16% of segment sales. Our ten largest customers in our pressure control segment in the first half of 2000 accounted for 63% of segment sales.

     Our pressure control sales staff is managed from Houston and consists of 42 sales employees located in 11 offices in the United States, Canada, Mexico, Singapore and the United Kingdom. We use manufacturer representatives in 43 countries worldwide.

OUR COMPETITORS

     Our products are sold in highly competitive markets. Many of our major competitors are diversified multinational companies, and are larger and have substantially greater financial resources, substantially larger operating staffs and greater budgets for marketing and research and development than we do.

     Premium Tubular Connections. In the premium tubular connections market, we compete domestically with the Atlas Bradford product line of Grant Prideco, the Hunting Interlock product line of Hunting PLC, the VAM product line joint venture of Vallourec & Mannesmann and Sumitomo Metals and steel mills and numerous other independent threaders. Internationally, we also compete with some of our domestic competitors and with DST, a marketing group composed of Dalmine, Siderca and TAMSA steel mills which is licensed to produce and sell the Atlas Bradford product line internationally, Vallourec & Mannesmann, Sumitomo Metals and Kawasaki Steel, each of which is vertically integrated through the ownership of steel mills. Integrated steel mills can apply threaded connections to tubulars they produce, which gives these competitors supply and pricing advantages over companies such as ours, which apply threaded connections to tubulars produced by others. Other steel producers who do not currently manufacture premium connections may begin doing so in the future. If methods of distribution change such that domestic or other foreign steel mills begin providing premium threaded tubular goods directly to distributors or end-users, they would have a competitive advantage over us.

     We believe that we are one of the largest providers of premium tubular connections to the oil and gas industry both in the U.S. and worldwide. We believe that the principal competitive factors in the premium tubular connections market are product design and engineering, product quality and reliability, price, product uniformity and compatibility, and the ability to provide timely field service and repair.

     Foreign producers of tubular connections sometimes sell or "dump" their products in the U.S. market at prices below cost. If not constrained by an antidumping duty order, this practice allows foreign producers to capture sales and market share from domestic producers. Antidumping duty orders require special duties to be imposed to offset dumping. Countervailing duty orders require duties to be imposed to offset production or export subsidies provided by a foreign government to a foreign producer. Such orders normally reduce the level of imported goods and improve prices in the United States market. Once an order is in place, each year foreign producers, importers, domestic producers and other parties may request an "administrative review" to determine the duty rates to be applied to imports during the preceding year, and the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the U.S. government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

     Antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." Under the sunset review procedure, an order must be revoked after five years unless the U.S. Department of Commerce and the International Trade Commission determine that dumping is likely to continue or recur and that material injury to the domestic industry is likely to continue or recur. An individual exporter also may obtain revocation as to itself if the U.S. Department of Commerce determines that the exporter made sales in the United States in commercial quantities, and did not dump for three consecutive years and is not likely to resume dumping. Orders also may be revoked in full or in part based on changed circumstances. The International Trade Commission can revoke orders based on changes in the product, industry or market that create conditions in which revocation of the order would not be likely to lead to continuation or recurrence of material injury to the domestic industry. The Department of Commerce can find changed circumstances if domestic producers accounting for substantially all domestic production have no further interest in the order; or based on other changes such as the privatization of a government-owned foreign producer receiving subsidies by virtue of state ownership. In July 2000, the International Trade Commission and the U.S. Department of Commerce began to conduct sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico. These reviews are expected to be completed by July 2001.

     Pressure Control Products. We have three primary competitors in the pressure control market, the Drilling Equipment Products Group of Cooper Cameron, the Shaffer Division of Varco International, and the Petroleum and Equipment Division of Stewart & Stevenson Services. There are also more than ten smaller competitors. We believe that we are the largest manufacturer of annular blowout preventers worldwide and a leading provider of subsea pressure control equipment. The principal competitive factors in the pressure control products market are believed to be product quality and reliability, product design and engineering, price, and the ability to provide timely service and replacement parts.

OUR PROPERTIES

     The following table details our principal facilities, all of which we own, except as indicated below.

                                       APPROXIMATE
                                          SQUARE
              LOCATION                   FOOTAGE                        DESCRIPTION
              --------                --------------                    -----------
UNITED STATES
Houston, Texas......................     281,000       Principal executive offices; pressure control
                                                       products manufacturing.
Houston, Texas......................     100,000       Premium tubular connections manufacturing.
Houston, Texas......................      59,000       Pressure control products manufacturing and
                                                       repair services; advanced composite tubing
                                                       manufacturing.
Houston, Texas......................     100,000       Pressure control elastomer products
                                                       manufacturing.
Bakersfield, California (leased)....       4,800       Premium tubular connections manufacturing;
                                                       warehouses pressure control replacement parts.
Westwego, Louisiana.................      40,000       Premium tubular connections manufacturing.
INTERNATIONAL
Nisku, Alberta, Canada (leased).....      20,000       Premium tubular connections manufacturing;
                                                       warehouses pressure control replacement parts.
Batam, Indonesia (leased)...........      30,000       Premium tubular connections manufacturing.
Veracruz, Mexico....................     100,000       Premium tubular connections manufacturing.
Veracruz, Mexico (leased)...........      25,000       Thread protector manufacturing for tubular
                                                       connections.
Port Harcourt, Nigeria (leased).....      10,000       Repair and service of premium tubular
                                                       connections.
Warri, Nigeria......................      20,000       Repair and service of premium tubular
                                                       connections.
Aberdeen, Scotland..................      20,000       Premium tubular connections manufacturing;
                                                       warehouses pressure control replacement parts.

     We have 21 sales and service offices worldwide in Alaska, California, Louisiana, Texas, Wyoming, Canada, Dubai, Mexico, Nigeria, Singapore and the United Kingdom, that provide sales and technical support. Most of these offices provide service personnel to support rig operators. All of these offices are under lease, with leases ranging in duration from one month to two years. Our subsea mudlift drilling development group is located in a separate leased facility in Houston, Texas. We also have approximately 147 acres of undeveloped land surrounding some of the properties listed above and 75 acres of additional undeveloped land.

OUR EMPLOYEES

     As of June 30, 2000, we had a total of approximately 1,350 full-time and full-time equivalent employees. Approximately 375 of those employees were employed by our international subsidiaries and are located outside the United States. As of June 30, 2000, we were a party to one collective bargaining agreement which applied to approximately 67 employees located in Veracruz, Mexico and is subject to annual review. We believe our relations with our employees are good.

INSURANCE

     Our operations are subject to the risks inherent in manufacturing products and providing services to the oil and gas production industry. These risks include personal injury and loss of life, business interruptions, loss of production and property and equipment damage. Damages arising from an occurrence at a location where our products are used have in the past and may in the future result in the assertion of potentially large claims against us.

     We maintain comprehensive insurance covering our assets and operations, including product liability and workers' compensation insurance, at levels that we believe to be appropriate. We attempt to obtain agreements from our pressure control customers providing for indemnification against liability to others. Our insurance is subject to deductibles and in some cases only applies to losses in excess of significant amounts. In such cases, we bear the risk of loss for claims below these deductibles or amounts. We cannot assure you that our insurance coverage will be adequate in all circumstances or against all hazards nor can we assure you that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

REGULATIONS

     Our business is affected by changes in public policy, federal, state and local laws and regulations relating to the energy industry. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect our operations by limiting available drilling and other opportunities in the oil and gas production industry.

     Our U.S. and foreign operations are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Many of our operations, including our metal casting operations and, at certain locations, painting operations, require permits that may be revoked or modified, and that we are required to renew from time to time. Failure to comply with such laws, regulations or permits can result in substantial fines and criminal sanctions, or require us to purchase costly pollution control equipment or implement operational changes or improvements.

     Because we use hazardous substances in our manufacturing operations and many of our current and former properties are or have been used for industrial purposes, we may be responsible for remediating hazardous substances at our properties or at third party sites to which we sent waste for disposal. These properties and wastes may be subject to the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or Superfund, the Resource Conservation and Recovery Act and analogous state laws. Under these laws, we may be required to remove previously disposed wastes and to remediate property contamination or to perform remedial operations to prevent future contamination.

     CERCLA imposes liability, without regard to fault or the legality of the original conduct, for the releases of hazardous substances into the environment. Persons subject to CERCLA include the owner and operator of the disposal site or sites where the release occurred and companies that generated, disposed or arranged for the disposal of the hazardous wastes found at the site. Persons who are responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the resulting contamination and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     We have been identified as a potentially responsible party at one CERCLA site, the Operating Industries, Inc. Landfill Superfund site in California to which we formerly sent waste oils and other materials for disposal. Based on the number of other potentially responsible parties, the total estimated site cleanup costs and our estimated share of such costs, we do not expect this matter to materially affect us. We also have in the past been identified as a potentially responsible party at other CERCLA or state cleanup sites. In each case, we have resolved our liability without incurring material costs.

     Although we believe that we are in substantial compliance with existing environmental laws and regulations, we cannot assure you that we will not incur substantial costs in the future. Moreover, it is possible that implementation of stricter environmental laws, regulations and enforcement policies could result in additional, currently unquantifiable costs or liabilities to us.

LEGAL PROCEEDINGS

     We are involved in legal proceedings arising in the ordinary course of business. In our opinion, these matters will not have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information regarding our executive officers and directors as of June 30, 2000.

NAME                                        AGE                  POSITION(S)
----                                        ---                  -----------
Richard C. Seaver.........................  78    Chairman of the Board
Christopher T. Seaver.....................  52    President, Chief Executive Officer and
                                                  Director
Charles E. Jones..........................  40    Managing Director-Pressure Control
Steven P. Magee...........................  53    Managing Director-Western Hemisphere
                                                    Tubular
Neil G. Russell...........................  54    Managing Director-Eastern Hemisphere
                                                  Tubular
Michael C. Kearney........................  51    Chief Financial Officer and Vice
                                                  President-Administration
Richard A. Archer.........................  73    Director
Jerry S. Cox..............................  49    Director
Gordon B. Crary, Jr. .....................  79    Director
Patrick T. Seaver.........................  50    Director
T. Don Stacy..............................  66    Director
Lew O. Ward...............................  70    Director

     Richard C. Seaver is our Chairman of the Board, a position he has held since 1992. Previously, Mr. Seaver served as a director from 1964 to 1994, as President from 1964 to 1986, and as Secretary and General Counsel from 1957 to 1964.

     Christopher T. Seaver is our President and Chief Executive Officer and a director. He has served as President since June 1993 and as Chief Executive Officer and as a director since February 1997. Mr. Seaver joined Hydril in 1985 and served as Executive Vice President in charge of our tubular and pressure control businesses from 1991 until May 1993. He is a director and the treasurer of the Petroleum Equipment Suppliers Association and a director and member of the executive committee of the National Ocean Industries Association. Prior to joining our company, Mr. Seaver was a corporate and securities attorney for Paul, Hastings, Janofsky & Walker, and was a Foreign Service Officer in the U.S. Department of State, with postings in Kinshasa, Congo and Bogota, Colombia.

     Charles E. Jones is our Managing Director-Pressure Control, a position he has held since March 1998. From March 1996 to March 1998, Mr. Jones served as Director of Subsea Business for Cooper Cameron Corporation, a provider of oil and gas drilling equipment. Mr. Jones served as Engineering Manager for Subsea Offshore, formerly Dresser Industries, a manufacturer of oil and gas drilling equipment from April 1995 to March 1996 and as Subsea Engineering Manager for Kvaerner Oilfield Products, a mechanical engineering and manufacturing company, from January 1994 to April 1995. Prior to holding these positions, Mr. Jones had 11 years of service with us.

     Steven P. Magee is our Managing Director-Western Hemisphere Tubular, a position he has held since June 1996. From March 1995 to July 1996, Mr. Magee was Director-Latin America for our tubular business. During his 25 years of service with us, Mr. Magee has held various management positions in our tubular business, including international postings in Mexico and the United Kingdom.

     Neil G. Russell is our Managing Director-Eastern Hemisphere Tubular, a position he has held since March 1995. Between January 1994 and February 1995, Mr. Russell served as Director-Eastern Hemisphere for our tubular business. During Mr. Russell's 22 years of service with our company, he has held various management positions in our tubular and pressure control businesses with postings in Singapore, Switzerland, the United Kingdom and the United States.

     Michael C. Kearney is our Chief Financial Officer and Vice President-Administration, positions he has held since August 1998. Prior to joining our company, Mr. Kearney was a consultant with Kearney Associates, an independent financial consulting firm, from September 1996 to August 1998. Mr. Kearney served as Vice President and Treasurer of Zale Corporation, a specialty retailer of fine jewelry, from March 1996 to September 1996. From 1992 to November 1995, Mr. Kearney was Vice President and Treasurer of FoxMeyer Health Corporation, a pharmaceutical distributor.

     Richard A. Archer became a director in 1971. Mr. Archer has been primarily engaged as an independent insurance consultant since December 1995. He served as the chairman of the Board of Directors of Jardine Insurance Brokers, Inc. from 1986 to 1993, and served as Deputy Chairman of Jardine Insurance Brokers for 1995. Mr. Archer is a director of National Golf Properties Inc.

     Jerry S. Cox became a director in January 1999. Currently, Mr. Cox is Chairman and President of Cox & Perkins Exploration, Inc., an independent exploration and production company, positions he has held since founding Cox & Perkins in 1976.

     Gordon B. Crary, Jr., became a director in 1970. Mr. Crary served as Executive Vice President and a member of the Board of Directors and Executive Committee of E.F. Hutton & Co., now a part of Salomon Smith Barney Inc., until 1987. He had 50 years of service with E.F. Hutton and Smith Barney.

     Patrick T. Seaver became a director in 1979. Since 1985, he has been a partner with the law firm of Latham & Watkins.

     T. Don Stacy became a director in May 2000. Mr. Stacy served as President and Chairman of the Board of Amoco Eurasia Petroleum Co., an oil and gas exploration and production company, from February 1994 until his retirement in August 1997. Mr. Stacy served as Chairman of Crestar Energy Ltd. from 1992 until 1996. Currently, he is a director of Noble Affiliates, Inc., Alberta Energy Co., Ltd. and Agrium Inc.

     Lew O. Ward became a director in March 1997. Since 1981, he has served as Chairman and Chief Executive Officer of Ward Petroleum Corporation, an independent exploration and production company founded by Mr. Ward. Mr. Ward has 42 years of service with Ward Petroleum and its predecessors. He is past Chairman of the Independent Petroleum Association of America and a recipient of its Roughneck of the Year award.

     Executive officers are elected by the board of directors annually. Christopher T. Seaver and Patrick T. Seaver are the sons of Richard C. Seaver. There are no other family relationships among any of our directors or officers.

CLASSIFIED BOARD

     The Board of Directors is divided into three classes. The term of the Class I directors, who are Christopher T. Seaver and Lew O. Ward, expires at the annual stockholders' meeting for election of directors in 2001. The term of the Class II directors, who are Richard A. Archer, Richard C. Seaver and T. Don Stacy, expires at the annual stockholders' meeting for election of directors in 2002. The term of the Class III directors, who are Jerry S. Cox, Gordon B. Crary, Jr. and Patrick T. Seaver, expires at the annual stockholders' meeting for the election of directors in 2003. After 2003 for the Class I directors, after 2002 for the Class II directors and after 2001 for the Class III directors, each class will hold office until the third annual stockholders' meeting for election of directors following the most recent election of such class. The Company's classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in majority of the members of the Board of Directors.

BOARD COMMITTEES

     Our Board of Directors has an Audit Committee and Compensation Committee. The Audit Committee, which consists of Messrs. Archer (Chairman), Cox and Crary:

     - recommends to the board the annual selection of independent auditors;

     - approves the plan and scope of the annual audit of our financial statements and any other services provided by independent auditors and the fees for the audit and those services;

     - reviews Hydril's annual audited financial statements prior to publication and discuss the results of the audit with management and independent auditors; and

     - discusses with management and independent auditors the design, quality and adequacy of Hydril's internal controls.

     The Compensation Committee, which consists of Messrs. Crary (Chairman), Archer and Ward, reviews and recommends to the Board of Directors the compensation and benefits of our executive officers, establishes and reviews general policies relating to our compensation and benefits, and administers our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of our board of directors.

DIRECTOR COMPENSATION

     Directors who are our employees do not receive cash compensation for their services as directors or members of committees of the board of directors. Our non-employee directors will receive an annual fee of $25,000. Non-employee directors who serve as chairman of a board committee receive an additional $3,000 annually for serving in that capacity. Non-employee directors also will receive a fee of $1,000 per day for attendance at each board of directors meeting and $1,000 per day for attendance at each committee meeting. All directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the board of directors or committees thereof and for other expenses incurred in their capacity as directors.

     The Hydril Company 2000 Incentive Plan provides for an automatic initial grant in connection with this offering to each nonemployee director of a nonqualified stock option to purchase a number of shares of common stock equal to $75,000 divided by the initial public offering price, at an exercise price per share equal to the initial public offering price. Based on the initial public offering price per share of $17.00, each nonemployee director will receive an award of an option for the purchase of 4,412 shares of common stock, for an aggregate of 26,472 shares. The options granted to nonemployee directors will have a term of ten years, be fully vested upon the completion of one year of service as a nonemployee director and become exercisable in cumulative annual installments of one-third each, beginning on the first anniversary of the date of grant. Each nonemployee director will automatically be granted a nonqualified stock option each year following the annual meeting of stockholders on shares of our common stock equal to $75,000 divided by the fair market value of a share of our common stock as of that date, at an exercise price equal to the fair market value as of that date.

EXECUTIVE COMPENSATION

  Annual Compensation

     The following table sets forth information regarding the compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                         ------------
                                                                            AWARDS
                                                                         ------------
                                          ANNUAL COMPENSATION             SECURITIES
                                 -------------------------------------    UNDERLYING
                                                          OTHER ANNUAL     OPTIONS         ALL OTHER
NAME AND PRINCIPAL POSITION        SALARY       BONUS     COMPENSATION     (SHARES)     COMPENSATION(1)
---------------------------      ----------   ---------   ------------   ------------   ---------------
Christopher T. Seaver..........   $249,966    $125,000           --        270,000          $ 6,186
  President and Chief Executive
  Officer
Charles E. Jones...............    150,000      37,500      $75,000(2)     120,000            3,886
  Managing Director -- Pressure
     Control
Steven P. Magee................    150,000      69,375           --        120,000            5,650
  Managing Director -- Western
  Hemisphere Tubular
Neil G. Russell................    118,625      47,450      $35,808(3)      90,000               --
  Managing Director -- Eastern
  Hemisphere Tubular
Michael C. Kearney.............    140,400      49,140           --        102,000            1,696
  Chief Financial Officer and
     Vice
  President -- Administration

---------------

(1) All Other Compensation consists of the following amounts paid by Hydril:

                                                          401(K)            LIFE          LONG-TERM
                                                       CONTRIBUTIONS     INSURANCE       DISABILITY
                                                         BY HYDRIL        PREMIUMS        PREMIUMS
                                                       -------------      --------       ----------
    Christopher T. Seaver............................     $5,000            $750            $436
    Charles E. Jones.................................      3,000             450             436
    Steven P. Magee..................................      4,875             450             325
    Michael C. Kearney...............................        837             423             436

(2) $75,000 was paid to Mr. Jones in March 2000 pursuant to an agreement between us and Mr. Jones to compensate him for the value of stock options granted by his prior employer which he forfeited upon leaving its employ.

(3) Represents $8,000 estimated personal use value of company car and a housing allowance of $27,808, both of which are related to Mr. Russell's foreign assignment.

  Option Grants

     In January 1999, options were granted to named executive officers under the Hydril Company 1999 Stock Option Plan as set forth in the following table. Following completion of the offering, the options will be exercisable for class B common stock.

                             OPTION GRANTS IN 1999

                                    INDIVIDUAL GRANTS (1)
                            --------------------------------------
                               SECURITIES                                                          GRANT DATE
                               UNDERLYING       % OF TOTAL OPTIONS     EXERCISE                     PRESENT
                             OPTIONS GRANTED        GRANTED TO          PRICE       EXPIRATION       VALUE
NAME                            (SHARES)        EMPLOYEES IN 1999    (PER SHARE)       DATE      (PER SHARE)(2)
----                        -----------------   ------------------   ------------   ----------   --------------
Christopher T. Seaver.....       270,000                38              $4.32          1/09          $3.20
Charles E. Jones..........       120,000                17               4.32          1/09           3.20
Steven P. Magee...........       120,000                17               4.32          1/09           3.20
Neil G. Russell...........        90,000                13               4.32          1/09           3.20
Michael C. Kearney........       102,000                15               4.32          1/09           3.20

---------------

(1) The options granted to the named executive officers vest in increments of 25% in November 2000 and January of each of 2001, 2002 and 2003.

(2) The grant date present value per share of options granted was estimated as of the date of grant using the Black Scholes option-pricing model and the following assumptions: dividend yield -- 0%; expected volatility -- 0%; risk-free interest rate -- 4.76%; and maturity in years -- 6.35.

  Option Values at December 31, 1999

     No stock options were exercised during 1999 by any named executive officers. The following table shows the number of shares of common stock represented by outstanding stock options held by each of the named executive officers as of December 31, 1999, including the value for "in-the-money" options.

                       OPTION VALUES AT DECEMBER 31, 1999

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                     YEAR-END (SHARES)                YEAR-END(1)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Christopher T. Seaver.........................       0           270,000             --      $3,423,600
Charles E. Jones..............................       0           120,000             --       1,521,600
Steven P. Magee...............................       0           120,000             --       1,521,600
Neil G. Russell...............................       0            90,000             --       1,141,200
Michael C. Kearney............................       0           102,000             --       1,293,360

---------------

(1) Prior to this offering, there was no public market for common stock and, therefore, the value of each unexercised in-the-money stock option is calculated as the difference between the initial public offering price of $17.00 per share and the exercise price of the stock option.

  Annual Pension Benefits

     Hydril Company Retirement Plan. The following table shows estimated annual pension benefits payable to our employees, including executive officers (except for Mr. Russell who, because of his foreign posting, participates in a pension plan through our subsidiary operating in the United Kingdom), upon retirement at age 65 based on credited service as of January 1, 2000, under the provisions of the Hydril Company Retirement Plan.

                               PENSION PLAN TABLE

                                           APPROXIMATE ANNUAL BENEFIT FOR YEARS OF SERVICE INDICATED
FINAL AVERAGE                            -------------------------------------------------------------
ANNUAL COMPENSATION                      15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
-------------------                      ---------    ---------    ---------    ---------    ---------
$125,000...............................   $31,313      $41,750      $52,188     $ 62,625     $ 73,063
 150,000...............................    37,575       50,100       62,625       75,150       87,675
 175,000...............................    43,838       58,450       73,063       87,675      102,288
 200,000...............................    50,100       66,800       83,500      100,200      116,900
 225,000...............................    56,363       75,150       93,938      112,725      131,513

Subject to a cap under the terms of the plan which for 1999 was $160,000 and for 2000 is $170,000, final average annual compensation means the average annual combined salary and bonus for the highest 60 months out of the final 120 months of employment. The amounts shown in the table above are determined on a single life annuity basis. As of December 31, 1999, the credited years of service under the plan for the participating named executive officers were: Mr. Seaver, 14 years; Mr. Jones, 13 years; Mr. Magee, 24 years; and Mr. Kearney, 1 year. The benefits shown are subject to offset for social security.

     Hydril U.K. Pension Plan. The following table shows estimated annual pension benefits payable to Mr. Russell upon retirement at age 65 based on credited service as of January 1, 2000, under the provisions of the Hydril U.K. Pension Plan. Final average annual compensation and approximate annual benefit amounts have been translated into U.S. dollars using an exchange rate of .6731 British pounds per one U.S. dollar.

                               PENSION PLAN TABLE

                                           APPROXIMATE ANNUAL BENEFIT FOR YEARS OF SERVICE INDICATED
FINAL AVERAGE                            -------------------------------------------------------------
ANNUAL COMPENSATION                      15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
-------------------                      ---------    ---------    ---------    ---------    ---------
$100,000...............................   $25,000      $33,333      $41,667     $ 50,000     $ 58,333
 125,000...............................    31,250       41,667       52,083       62,500       72,917
 150,000...............................    37,500       50,000       62,500       75,000       87,500
 175,000...............................    43,750       58,333       72,917       87,500      102,083
 200,000...............................    50,000       66,667       83,333      100,000      116,667

Subject to a cap under the terms of the plan which for 1999 was approximately $134,601 and for 2000 is approximately $136,384, final average annual compensation means the average annual base salary for the highest 36 months out of the final 120 months of employment. The amounts shown in the table above are determined on a single life annuity basis. For purposes of the plan, Mr. Russell had 15 credited years of service as of December 31, 1999. In connection with amendments to the plan in 1992, Mr. Russell will be credited with 3 years and 10 months of service, in addition to actual future service, pro-rated over his remaining service until retirement, assuming normal retirement age. The benefits shown are not subject to offset for social security or comparable programs in the United Kingdom.

CHANGE OF CONTROL AGREEMENTS

     In January 1999, we entered into change in control agreements with each of Christopher T. Seaver, Charles E. Jones, Steven P. Magee, Neil G. Russell and Michael C. Kearney. If, after a change in control has occurred but before the earlier of December 31, 2002 and the end of the calendar month in which the named executive officer's 65th birthday occurs, his employment is terminated by us without cause or by him for good reason, he is entitled to:

     - payment of his full base salary through the date of termination at the rate in effect when notice of termination is given, plus all other amounts to which he is entitled under any compensation plan when such payments are due;

     - payment of a lump sum equal to the sum of 200% of his annual salary as in effect as of his termination date or immediately prior to the change in control, whichever is greater, plus 200% of his prior three year's average annual bonuses;

     - payment of all legal fees and expenses incurred by him as a result of his termination, including fees and expenses incurred in contesting termination or in seeking to enforce any right or benefit provided by the agreement; and

     - provisions of life, disability, accident and group health insurance benefits, for two years after his termination, substantially similar to those that he was receiving immediately prior to his termination.

     For two years after a termination of employment that entitles the executive to the above benefits, the terminated officer shall not, directly or indirectly, disclose to others or use any of our confidential information nor solicit, recruit or hire any of our employees.

INCENTIVE PLANS

     Hydril Company 2000 Incentive Plan

     The Hydril Company 2000 Incentive Plan was adopted by our Board of Directors and approved by our stockholders in May 2000. The purpose of the plan is to advance our interests and the interests of our stockholders by providing a means to attract, retain, and reward eligible employees and directors and to enable such persons to acquire or increase a proprietary interest in Hydril, thereby promoting a closer identity of interests between such persons and our stockholders.

     The plan authorizes the grant of options to purchase shares of our common stock and certain other awards relating to our common stock to our officers, employees, and nonemployee directors. In addition to options, stock appreciation rights, or SARs, restricted stock, cash awards, stock awards and performance awards may be granted under the plan. The number of shares of common stock subject to outstanding awards issued under the plan may not exceed 1,950,000 shares, subject to certain dilution adjustments. Our and our subsidiaries' key employees, including any director or officer who is also an employee, and our nonemployee directors are eligible to be granted awards under the plan. Nonemployee directors are only eligible to receive nonqualified stock options under the plan.

     Our Board of Directors has designated the Compensation Committee to administer the plan. Subject to the express provisions of the plan, the Compensation Committee has full authority, among other things, to select the employees to whom awards will be granted, to determine the type and number of awards to be granted to each participant, the number of shares of common stock to which an award will relate, and all other terms and conditions of awards and matters relating to awards (including forfeiture conditions). In addition, the Compensation Committee may prescribe the form of award agreements, adopt rules and regulations under the plan, interpret the plan and award agreements, and make all other decisions under the plan.

     Our Board of Directors may amend, modify, suspend or terminate the plan without the consent of stockholders, except stockholder approval must be obtained if required by law or regulation or under the rules of any stock exchange or automated quotation system on which our common stock is then listed or quoted, and the Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Likewise, the Compensation Committee may waive any conditions or rights under, or amend or terminate, any award previously granted and any award agreement. In either case, however, no amendment or termination of the plan or an award may materially impair the rights of a participant under an outstanding award without the consent of such participant.

     Options. Options granted under the plan are either incentive stock options intended to meet the requirements of Section 422 of the Internal Revenue Code, or non-qualified stock options, which are not intended to meet such requirements. Incentive stock options may be subject to certain special tax treatment. The terms of each option are determined by the Compensation Committee, not inconsistent with the terms of the plan, and are set forth in an option agreement which evidences the grant of an option. In general, options are subject to the following terms and conditions:

     - The exercise price of such options must not be less than the fair market value of our common stock on the date of grant.

     - The time or times at which an option shall become exercisable are determined by the Compensation Committee.

     - The Compensation Committee will determine the option term, which is generally for a period of 10 years.

     - Options that are incentive stock options will be subject to such additional terms as may be necessary in order to qualify as incentive stock options.

     - Only nonqualified stock options may be granted to nonemployee directors.

     In connection with the offering, we expect to issue options to purchase 432,000 shares of common stock, in the aggregate, to officers and key employees. These options, which will be issued at the initial public offering price, will vest over a five-year period and will have a term of ten years.

     Other Awards. The following briefly describes the general terms of other types of awards that may be granted to employees under the plan:

     - SARs. Stock appreciation rights entitle the participant to receive an amount equal to the excess, if any, of the fair market value of a share on the date of exercise or other specified date over the grant price of the SAR. The grant price, maximum term, methods of exercise and settlement and other terms of SARs will be determined by the Compensation Committee.

     - Stock Award. An award may be in the form of shares of our common stock, including a reward of restricted stock. Restricted stock may not be transferred and may be forfeited in the event of certain circumstances, such as termination of employment prior to the end of a restriction period.

     - Cash Award. An award may be in the form of cash. The terms, conditions and limitations applicable to a cash award are determined by the Compensation Committee.

     - Performance Awards. The plan authorizes the Compensation Committee to grant awards that are paid, vested or deliverable solely on account of one or more pre-established, objective performance goals set by the Compensation Committee. Payment may be made in cash, shares of our common stock or a combination thereof.

     Nonemployee Director Awards. The plan provides for an automatic grant, in connection with this offering, to each nonemployee director of a nonqualified stock option to purchase a number of shares of our common stock equal to $75,000 divided by the initial public offering price, at an exercise price per share equal to the initial public offering price. Based on the initial public offering price per share of $17.00, each nonemployee director will receive an award of an option for the purchase of 4,412 shares of common stock, for an aggregate of 26,472 shares. Furthermore, each nonemployee director will automatically be granted a nonqualified stock option each year following the annual meeting of stockholders on that number of shares of our common stock equal to $75,000 divided by the fair market value of a share of our common stock as of that date, at an exercise price equal to the fair market value as of that date.

     The options granted to nonemployee directors will have a term of ten years following the date of grant and will have an exercise price equal to the fair market value of our common stock subject to such option on the date of grant. The options will be fully vested upon the completion of one year of service as a nonemployee director and become exercisable in cumulative annual installments of one-third, beginning on the first anniversary of the date of grant. The options become fully exercisable if the nonemployee director terminates his or her status as a member of our Board of Directors.

     Hydril Company 1999 Stock Option Plan

     The Hydril Company 1999 Stock Option Plan was adopted in January 1999. Options for the purchase of a total of 702,000 shares of class B common stock were granted in 1999 under that plan. Following the closing of this offering, we do not intend to grant any further options under the Hydril Company 1999 Stock Option Plan.

HYDRIL COMPANY EMPLOYEE STOCK PURCHASE PLAN

     Our Board of Directors has adopted and our stockholders have approved our employee stock purchase plan. The purpose of the stock purchase plan is to strengthen our company by encouraging broad-based employee ownership of Hydril's common stock. We will implement the stock purchase plan effective November 1, 2000. We intend for this plan to qualify under Section 423 of the Internal Revenue Code. The plan will be administered and interpreted by the Compensation Committee of our Board of Directors.

     This plan permits eligible employees of Hydril and its subsidiaries to purchase common stock through payroll deductions of up to 10% of their base salary. Under this plan, no employee may purchase common stock having an aggregate fair market value of more than $25,000 in any calendar year determined as of the first day of each offering period. An owner of 5% or more of Hydril's common stock may not participate in this plan. We have reserved for use under this plan of a total of 220,000 shares of common stock, approximately 1% of the common stock expected to be outstanding after the offering. The common stock subject to be issued under the terms of the plan will be Hydril's authorized but unissued shares, previously issued shares reacquired and held by us or shares purchased on the open market.

     The stock purchase plan currently provides for six-month offering periods. However, the first offering period lasts eight months commencing on November 1, 2000 and ending on June 30, 2001. Subsequent offering periods will begin on each July 1 and January 1. The price of the common stock purchased under this plan will be the lesser of 85% of the fair market value on the first day of the offering period and 85% of the fair market value on the last day of the offering period. This plan terminates when all common stock reserved for use under this plan has been purchased, unless the board terminates it at any earlier time or additional common stock is issued under the plan with the approval of our stockholders. We have not yet issued any shares of common stock under this plan.

     Shares purchased under the plan may generally be sold only after the expiration of 150 days from the date on which the shares were purchased. As a result, share certificates will not be delivered to participants and will not be transferable prior to the expiration of this 150-day holding period. However, this holding requirement may be waived by the Compensation Committee, in its sole discretion.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OFFERING BY SELLING STOCKHOLDERS

     We are paying the expenses of the offering by the selling stockholders, other than the underwriting discounts, commissions and transfer taxes with respect to shares of stock sold by the stockholders and the fees and expenses of any attorneys, accountants and other advisors separately retained by them.

REGISTRATION RIGHTS AGREEMENT

     We and each of our stockholders who own more than 5% of our class B common stock prior to this offering will enter into a registration rights agreement in connection with the offering. The registration rights terminate five years and 210 days after the date of this prospectus. See "Principal and Selling Stockholders."

     Demand Registrations. After March 31, 2001, the stockholders party to the registration rights agreement can demand that we file a registration statement for the purpose of selling their common stock in an underwritten offering. No demand registration statement may be declared effective prior to the expiration or waiver of the 210 day lock-up period. We are not required to file more than one demand registration statement in any 12 month period or file more than three demand registration statements in total prior to the termination of the agreement. We are also not required to file a demand registration statement unless the shares to be registered have a value of at least $50 million.

     Shelf Registrations. Each stockholder party to the registration rights agreement can request the registration of their shares for the nonunderwritten offering and sale on a delayed or continuous basis on two occasions after the expiration of the 210 day lock-up. We are not required to file a shelf registration statement unless the shares to be registered have a value of at least $15 million. We are also not required to effect a shelf registration within 90 days of the effective date of a piggyback or demand registration statement filed under the registration rights agreement and are not required to keep a shelf registration statement effective for more than 90 days. The shelf registration rights are available only if we are eligible to use a Form S-3 registration statement.

     Piggyback Registrations. The stockholders party to the registration rights agreement also have piggyback registration rights if we propose to file a registration statement with respect to an underwritten offering of common stock for cash for our own account. This means that, upon the request of these stockholders, we must register their shares under our registration statement.

     General. The registration rights agreement provides that, in the case of demand and piggyback registrations, the number of shares of common stock that must be registered on behalf of stockholders is subject to limitation if the managing underwriter determines that market conditions require such a limitation. In the case of each of the demand and shelf registration provisions, we may delay the filing or effectiveness of the registration statement up to one time in any twelve-month period for 90 days if in the good faith judgment of our board of directors such filing or effectiveness would be detrimental to Hydril and its stockholders. If we have fixed plans to file a registration statement within 90 days of a request for demand or shelf registration, we may delay initiating such demand or shelf registration until 90 days after the effectiveness of our planned registration statement. In the case of shares registered under a shelf registration statement, if we determine that the distribution of such shares would interfere with any pending financing, acquisition, corporate reorganization or any other corporate development involving us or our subsidiaries or would require premature disclosure of such transaction, we may require the suspension of sales of such shares under the registration statement for a reasonable period of time not to exceed 60 days. The stockholders party to the registration rights agreement may not demand the registration of more than 50% of their shares under a demand or shelf registration statement prior to the first anniversary of the expiration of the 210 day lock-up.

     The registration rights agreement sets forth customary registration procedures. Under the registration rights agreement, we are required to pay all expenses incident to our performance or compliance with the registration rights agreement, including all registration, listing and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, fees and expenses of our counsel and public accountants, fees and disbursements of one counsel for the selling holders, but excluding underwriting commissions and discounts with respect to shares of common stock sold by stockholders. The registration rights agreement contains customary indemnification and contribution provisions by us for the benefit of the selling stockholders and any underwriters. Each selling stockholder has agreed to indemnify us and any underwriter solely with respect to information provided by the stockholder, with such indemnification being limited to the net proceeds from the offering received by the stockholder.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     Prior to the offering, we had outstanding 19,379,040 shares of class B common stock. The following table presents information regarding the current beneficial ownership of our common stock and as adjusted to reflect the sale of shares in this offering, assuming the underwriters' overallotment option is not exercised, by:

     - each person or group that we know beneficially owns more than 5% of our common stock;

     - each of our directors;

     - our chief executive officer and each of our four other most highly compensated executive officers;

     - all our executive officers and directors as a group; and

     - each selling stockholder.

     Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. As described in the notes to the table, voting and/or investment power with respect to shares of our common stock held by various trusts is shared by some of the named stockholders. Accordingly, those shares are shown as beneficially owned by more than one person.

     After this offering, 68% of the class B common stock, representing 65% of our total voting power, will be beneficially owned by The Seaver Institute, members of the Seaver family and trusts whose trustees include members of the Seaver family. As a result, initially holders of our common stock will have no ability to affect the outcome of voting for corporate matters, such as election of directors, mergers, amendments to our charter and bylaws and approval of benefit plans for management.

     No directors, executive officers or relatives of Frank R. Seaver are selling shares of common stock in the offering for their own account and all of those persons have agreed that they will not, directly or indirectly sell any of our shares of stock for a period of 180 days or, in the case of Richard C. Seaver, 210 days, from the date of this prospectus without the prior written consent of Salomon Smith Barney.

     Except for the column showing the shares offered, the number of shares referenced below are shares of class B common stock. The columns showing the percent of outstanding shares beneficially owned after the offering and percent of voting power after the offering are based on the total outstanding shares of both common stock and class B common stock.

                                                                                                           VOTING
                                                SHARES BENEFICIALLY                 SHARES BENEFICIALLY    POWER
                                                  OWNED BEFORE THE                    OWNED AFTER THE      AFTER
                                                      OFFERING                           OFFERING         OFFERING
                                                --------------------     SHARES     -------------------   --------
NAME OF BENEFICIAL OWNER                          NUMBER        %      OFFERED(1)     NUMBER       %         %
------------------------                        -----------   ------   ----------   ----------   ------   --------
5% STOCKHOLDERS:
  The Seaver Institute(2).....................   5,613,408     29.0    1,684,022    3,929,386     18.1      26.3
  Pepperdine University(3)....................   3,935,184     20.3    1,180,555    2,754,629     12.7      18.4
  Trust under Paragraph V of the Will of Frank
     R. Seaver, Deceased(4)...................   2,250,000     11.6      675,000    1,575,000      7.3      10.5
  Blanche Ebert Seaver Perpetual Trust(5).....   2,238,816     11.6      671,645    1,567,171      7.2      10.4
  Pomona College(6)...........................   1,328,352      6.9      398,506      929,846      4.3       6.2
  Richard C. Seaver(7)........................   6,626,316     34.2    1,400,645    5,225,671     24.1      34.9
  R. Carlton Seaver, Jr.(8)...................   2,332,500     12.0      675,000    1,657,500      7.6      11.1
  Bank of America, N.A.(9)....................   2,430,000     12.5      729,000    1,701,000      7.8      11.4
  Myron E. Harpole(10)........................   3,282,816     16.9      978,545    2,304,271     10.6      15.4
  Northern Trust of California(11)............   2,238,816     11.6      671,645    1,567,171      7.2      10.4

                                                                                                           VOTING
                                                SHARES BENEFICIALLY                 SHARES BENEFICIALLY    POWER
                                                  OWNED BEFORE THE                    OWNED AFTER THE      AFTER
                                                      OFFERING                           OFFERING         OFFERING
                                                --------------------     SHARES     -------------------   --------
NAME OF BENEFICIAL OWNER                          NUMBER        %      OFFERED(1)     NUMBER       %         %
------------------------                        -----------   ------   ----------   ----------   ------   --------
OTHER DIRECTORS AND EXECUTIVE OFFICERS:
  Richard A. Archer...........................      24,000      *         --           24,000      *        *
  Jerry S. Cox................................      --         --         --           --         --        --
  Gordon B. Crary, Jr. .......................      18,000      *         --           18,000      *        *
  Christopher T. Seaver(12)...................     105,000      *         --          105,000      *        *
  Patrick T. Seaver(13).......................     100,500      *         --          100,500      *        *
  T. Don Stacy................................      --         --         --           --         --        --
  Lew O. Ward.................................      --         --         --           --         --        --
  Steven P. Magee(14).........................      30,000      *         --           30,000      *        *
  Neil G. Russell(14).........................      22,500      *         --           22,500      *        *
  Charles E. Jones(14)........................      30,000      *         --           30,000      *        *
  Michael C. Kearney(14)......................      25,500      *         --           25,500      *        *
  All directors and executive officers as a
     group (12 persons)(15)...................   2,313,000     11.8       --        2,313,000     10.6      15.3

OTHER SELLING STOCKHOLDERS:
  Earl E. Spencer Trust.......................     180,000      *         54,000      126,000      *        *
  First Congregational Church of Los
     Angeles..................................     150,000      *         45,000      105,000      *        *
  William S. Banowsky.........................     108,000      *         32,400       75,600      *        *
  Masonic Homes of California.................      45,000      *         45,000       --         --        --
  Charles B. Runnels..........................      36,000      *         10,800       25,200      *        *
  Harvard-Westlake School.....................      24,000      *         24,000       --         --        --
  Hospital of the Good Samaritan..............      20,340      *         20,340       --         --        --
  The Bishop of the Protestant Episcopal
     Church in Los Angeles....................      15,000      *         15,000       --         --        --
  Los Angeles County Museum of Natural History
     Foundation...............................      12,000      *         12,000       --         --        --
  Ann M. Drake Trust..........................      12,000      *         12,000       --         --        --
  Robert A. Drake.............................      12,000      *         12,000       --         --        --
  George M. Hill..............................      12,000      *          3,600        8,400      *        *
  William H. Satchell Trust...................      12,000      *         12,000       --         --        --
  St. Nicholas Episcopal Church...............       9,000      *          9,000       --         --        --
  Lois C. Kite................................       5,700      *          5,700       --         --        --
  Hugh L. Elkins..............................         600      *            600       --         --        --

---------------

 *   Less than 1%.

(1) All shares of common stock offered will be converted into common stock from shares of class B common stock immediately prior to this offering.

(2) A non-profit corporation created in 1955 by Frank R. Seaver and Blanche E. Seaver for such scientific, educational, charitable and religious purposes as its board of directors shall from time to time determine. The business address is 555 South Flower Street, Suite 4580, Los Angeles, CA 90071. The shares beneficially owned before the offering include 4,485,600 shares (23.1% of the shares outstanding) held by The Seaver Institute as trustee of a trust created under Paragraph VIII of the Will of Frank R. Seaver, Deceased, the beneficiaries of which are various educational and religious institutions. The Board of Directors of The Seaver Institute is currently comprised of 12 individuals, including Richard C. Seaver, Chairman of the Board of Hydril; Christopher T. Seaver, President and Chief Executive Officer of Hydril; and Richard A. Archer, a director of Hydril. Action by or on behalf of The Seaver Institute is taken by a vote of a majority of its directors.

(3)  The business address is 2455 Pacific Coast Highway, Malibu, CA 90263. Jerry
     S. Cox, a director of the Company, is one of 39 members of the Board of Regents of Pepperdine University. Richard C. Seaver, Chairman of the Board of Hydril, and Lew O. Ward, a director of Hydril, serve on a 70-member advisory University Board of Pepperdine University.

(4) The business address is c/o Bank of America, 2049 Century Park East, Suite 200, Los Angeles, CA 90067. The beneficiaries as to principal are the educational and religious institutions that are the beneficiaries of the trust created under Paragraph VIII of the Will of Frank R. Seaver described in footnote (2). The income beneficiaries are individuals who are relatives of Frank R. Seaver. Richard C. Seaver, Chairman of the Board of Hydril, is one of three trustees. See footnotes (7), (8) and (9).

(5) The business address is c/o Northern Trust of California, 355 South Grand Avenue, Suite 2500, Los Angeles, CA 90071. The sole beneficiary is the endowment for the Frank R. Seaver College of Pepperdine University. Richard
     C. Seaver, Chairman of the Board of Hydril, is one of three trustees.

(6) The business address is Alexander Hall, 550 North College Avenue, Claremont, CA 91711.

(7) Chairman of the Board of Hydril. Mr. Seaver's business address is 555 South Flower Street, Suite 4580, Los Angeles, CA 90071. Except for 1,957,500 shares with respect to which Mr. Seaver exercises sole voting and investment power (none of which are being offered hereby), the shares shown in the table are owned beneficially and of record by the Trust under Paragraph V of the Will of Frank R. Seaver (see footnote (4)), the Blanche Ebert Seaver Perpetual Trust (see footnote (5)) and the Earl E. Spencer Trust (see Other Selling Stockholders), as to each of which trusts Mr. Seaver disclaims beneficial ownership.

(8) The business address is 444 South Flower Street, Los Angeles, CA 90071. 2,250,000 of the shares shown in the table are owned beneficially and of record by the Trust under Paragraph V of the Will of Frank R. Seaver, as to which Mr. Seaver disclaims beneficial ownership. See footnote (4). He is one of three trustees of that trust. Of the remaining 82,500 shares shown in the table (none of which are being offered hereby), 60,000 shares are owned beneficially and of record by Mr. Seaver's wife and children. R. Carlton Seaver, Jr. is the son of Richard C. Seaver, Chairman of the Board of Hydril, and the brother of Christopher T. Seaver, President and Chief Executive Officer of Hydril.

(9) The business address is as stated in footnote (4). Bank of America, N.A. is one of three trustees of the Trust under Paragraph V of the Will of Frank
     R. Seaver (see footnote (4)) and of the Earl E. Spencer Trust (see Other Selling Stockholders) and disclaims beneficial ownership of the shares shown in the table.

(10) The business address is 140 South Lake Avenue, Suite 274, Pasadena CA 91101. Except for 21,000 shares (none of which are being offered hereby), the shares shown in the table are owned beneficially and of record by The Blanche Ebert Seaver Perpetual Trust (of which Mr. Harpole is one of three trustees) (see footnote (5)), the Earl E. Spencer Trust (of which Mr. Harpole is one of three trustees) (see Other Selling Stockholders) and four charitable trusts (of which Mr. Harpole is the sole trustee). Mr. Harpole disclaims beneficial ownership of all of the shares owned by these trusts. He is one of 12 directors of The Seaver Institute. See footnote (2).

(11) The business address is as stated in footnote (5). Northern Trust of California is one of three trustees of The Blanche Ebert Seaver Perpetual Trust and disclaims beneficial ownership of the shares shown in the table.

(12) The shares shown in the table include 5,400 shares owned beneficially and of record by Mr. Seaver's spouse and 67,500 shares issuable upon exercise of options that will become exercisable within 60 days.

(13) The shares shown in the table include 60,000 shares owned beneficially and of record by Mr. Seaver's wife and children.

(14) The shares shown in the table represent shares issuable upon exercise of options that will become exercisable within 60 days.

(15) Includes shares owned by Richard C. Seaver, Chairman of the Board of Hydril, with respect to which he exercises sole voting and investment power, but does not include shares owned beneficially and of record by three trusts as to which he disclaims beneficial ownership. See footnote
     (7). Includes 175,500 shares issuable upon exercise of options that will become exercisable within 60 days.

     All stockholders who hold more than 5% of the outstanding shares of class B common stock prior to this offering have agreed that they will not, directly or indirectly, sell any of our shares of stock for a period of 210 days from the date of this prospectus without the prior written consent of Salomon Smith Barney. In addition, we will enter into a Registration Rights Agreement upon the consummation of this offering whereby we will agree to register under the Securities Act shares of our common stock held of record by each stockholder that holds 5% or more of our outstanding class B common stock prior to this offering to facilitate the sales of common stock of these stockholders. See "Certain Relationships and Related Party Transactions -- Registration Rights Agreement." In connection with this offering, stockholders who currently hold more than 0.5% but less than 5% of the outstanding shares prior to this offering, as well as our directors and executive officers and relatives of Frank
R. Seaver, have agreed that they will not, directly or indirectly, sell any of our shares of stock for a period 180 days from the date of this prospectus without the prior written consent of Salomon Smith Barney.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, restated certificate of incorporation and restated bylaws as will be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our restated certificate of incorporation and our restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to the closing of this offering in accordance with the terms of our restated certificate of incorporation.

     Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.50 per share, 32,000,000 shares of class B common stock, par value $0.50 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. The number of authorized shares of any class or series of our capital stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of at least a majority of the then outstanding voting stock, voting as a single class. On completion of the offering, we will have outstanding 7,500,000 shares of common stock, 14,202,972 shares of class B common stock and no shares of preferred stock. No separate class vote is required. If the over-allotment option is exercised in full, we will have outstanding 8,600,000 shares of common stock and 13,451,708 shares of class B common stock.

     Unless otherwise indicated in this prospectus, all amounts are adjusted for a stock dividend that occurred on September 25, 2000, consisting of a dividend of five shares of class B common stock paid with respect to each outstanding share of class B common stock.

     Prior to this offering, there has been no public market for our common stock. Although the common stock has been approved for listing on the Nasdaq National Market, subject to notice of issuance, we cannot assure you that a market for our common stock will develop or, if one develops, that it will be sustained.

COMMON STOCK

     Upon completion of this offering, only those stockholders who held our shares prior to this offering and continue to hold those shares will hold class B common stock. All of the issued and outstanding shares of class B common stock and the shares of common stock to be issued in this offering are or will be fully paid and nonassessable. Except as described below, shares of common stock and class B common stock will generally have identical rights.

     In addition, under our restated certificate of incorporation, holders of common stock and class B common stock will have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

     Voting Rights. The holders of common stock and class B common stock are entitled to notice of and to attend all meetings of our stockholders and to vote at all meetings together as a single class, except on matters where the holders of a class are entitled to vote separately under law or pursuant to our restated certificate of incorporation. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. The holders of class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election.

     Liquidation Preferences. If Hydril is liquidated, dissolved or wound up, the holders of common stock and class B common stock will be entitled to receive distributions only after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock. If Hydril is liquidated, dissolved or wound up, Hydril's assets legally available after satisfaction of all of our liabilities and the prior rights of our preferred stock will be distributed to the holders of common stock and class B common stock pro rata on a per share basis.

     Conversion Rights/Mandatory Conversion. Holders of common stock will have no conversion rights. Holders of class B common stock may convert each share into one share of common stock at any time. In addition, shares of class B common stock will automatically convert into shares of common stock:

     - if class B common stock is transferred to any person or entity other than a holder of class B common stock or a person or entity related to current holders of class B common stock.

     - if at any time the number of outstanding shares of class B common stock represents less than ten percent of the total number of outstanding shares of common stock and class B common stock combined.

     Dividends. The common stock and class B common stock are entitled to share equally on a per share basis in any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock. Dividends consisting of shares of common stock and class B common stock may be paid only as follows:

     - shares of common stock may be paid only to holders of common stock and shares of class B common stock may be paid only to holders of class B common stock; and

     - the number of shares of class B common stock paid as a dividend on each outstanding share of common stock must be equal to the number of shares of common stock paid as a dividend on each share of common stock.

     Modification, Subdivision and Consolidation. Any change to the provisions in our restated certificate of incorporation adversely affecting the common stock or the class B common stock requires the separate affirmative vote of the class affected by such change, voting as a separate class. We may not subdivide or consolidate the shares of common stock or the shares of class B common stock without at the same time proportionately subdividing or consolidating the shares of the other class.

PREFERRED STOCK

     General. Our board has authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including:

     - dividend rights;

     - conversion rights;

     - voting powers;

     - redemption rights; and

     - liquidation preferences.

     The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock. It could also affect the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

     One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board to make more difficult or to discourage an attempt to obtain control of our company. Use of the common or preferred stock for this purpose might also protect incumbent management. If, in the exercise of its fiduciary obligations, our board were to determine that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

     - diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

     - creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; and

     - effecting an acquisition that might complicate or preclude the takeover.

     In this regard, our charter grants our board broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock which entitle holders:

     - to vote separately as a class on any proposed merger or consolidation;

     - to cast a proportionately larger vote together with the common stock on any transaction or for all purposes;

     - to elect directors having terms of office or voting rights greater than those of other directors;

     - to convert preferred stock into a greater number of shares of common stock or other securities;

     - to demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

     - to exercise other rights designed to impede a takeover.

CHARTER AND BYLAW PROVISIONS

     These provisions may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of our capital stock.

     Stockholder Action by Written Consent. Our charter provides that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders. Thus, this provision prohibits stockholders from taking any action by written consent.

     Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of 66 2/3% of the voting power of our capital stock present at the meeting or by unanimous written consent.

     Special Meetings of Stockholders. Our charter precludes the ability of our stockholders to call special meetings of stockholders.

     Supermajority Vote Required for Some Transactions with Related Parties. Our charter also contains a "fair price" provision that applies to business combination transactions with any person or group that beneficially owns at least 10% of the aggregate voting power of our capital stock. To approve some types of transactions between us and a related person, the "fair price" provision requires the affirmative vote of the holders of

     - at least 80% of the voting power, and

     - at least 66 2/3% of the voting power not beneficially owned by the related person.

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

These votes apply to these transactions:

     - a merger, consolidation or share exchange,

     - a sale, lease, exchange, pledge or other disposition of assets having a fair market value of at least $10 million,

     - a transfer or issuance of securities,

     - an adoption of a plan or proposal of voluntary liquidation or dissolution,

     - reclassifications of securities or recapitalizations, and

     - some other types of transactions involving the related person.

The voting requirement will not apply to any transaction approved by our continuing directors or any transaction in which the consideration to be received by the holders of each class of our capital stock is

     - the same in form and amount as that paid in a tender offer in which the related person acquired at least 50% of the outstanding shares of that class and consummated not more than one year earlier or

     - not less in amount than the highest per share price paid by the related person for shares of such class.

This provision could have the effect of delaying or preventing a change in control in a transaction or series of transactions that did not satisfy the "fair price" criteria.

     Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, our stockholders may not remove directors without cause.

     Classified Board. Only one of three classes of directors is elected each year. See "Management -- Classified Board."

DELAWARE ANTITAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law. That section prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 may tend to deter any potential unfriendly offers or other efforts to obtain control of our company that are not approved by our board. This may deprive the stockholders of opportunities to sell shares of our common stock at prices higher than the prevailing market price.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services is the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, we will have 7,500,000 outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option. All of the shares of common stock sold in this offering will be freely tradable immediately after this offering. Holders of our currently outstanding class B common stock may convert their class B common stock into common stock and sell their shares after this offering subject to the expiration of lock-up periods. 12,755,532 shares of our outstanding class B common stock, or 59% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale following the expiration of lock-up agreements that prohibit the sale of these shares for 210 days after the date of this prospectus. 1,298,700 shares of our outstanding class B common stock, or 6% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale, following the expiration of lock-up agreements that prohibit the sale of these shares for 180 days after the date of this prospectus. The remaining 148,740 shares of our outstanding class B common stock, or 1% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale immediately after this offering.

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

     In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of common stock are aggregated), including persons who may be deemed "affiliates" of us, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of
(i) 1% of the then-outstanding shares of common stock (i.e., 75,000 shares immediately after consummation of the offering, assuming no exercise of the underwriters' over-allotment option) and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about us. Upon the consummation of the offering, none of the shares of our class B common stock outstanding or shares of common stock issuable upon conversion of class B common stock will be restricted securities as that term is defined by Rule 144. We will enter into a registration rights agreement upon the consummation of the offering whereby we will agree to register under the Securities Act shares of common stock held by each of our stockholders that own more than 5% of our class B common stock prior to this offering.

     In addition to the shares that will be outstanding after this offering, there will be options to purchase 702,000 shares of class B common stock at $4.32 per share that have been granted under our 1999 Stock Option Plan and options to purchase 458,472 shares of common stock at a price per share equal to the initial public offering price that we expect to grant under our 2000 Incentive Plan. Options that have been granted under the 1999 Stock Option Plan become exercisable as to 25% of the shares covered in each of November 2000, January 2001, January 2002 and January 2003. No part of the options that have been granted under the 2000 Incentive Plan become exercisable until the first anniversary of this offering. We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved or to be available for issuance pursuant to the Hydril Company 2000 Incentive Plan and the Hydril Company Employee Stock Purchase Plan. Shares of common stock issued pursuant to such plans generally will be available for sale in the open market by holders who are not affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term "non-U.S. holder" is a person other than:

     - a citizen or individual resident of the U.S. for U.S. federal income tax purposes,

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the U.S.,

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or

     - a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences,

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a non-U.S. partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level,

     - the tax consequences for the shareholders or beneficiaries of a non-U.S. holder,

     - special tax rules that may apply to certain non-U.S. holders, including, without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or

     - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle", "hedge", or "conversion transaction".

     The following is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     In the event that dividends are paid on shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a "fixed base", in the U.S., as provided in that treaty ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

     Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

     - a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

     - in the case of common stock held by a non-U.S. partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information and

     - look-through rules will apply for tiered partnerships.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder,

     - the non-U.S. holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the U.S. for more than 182 days in the taxable year of the disposition and meets certain other requirements,

     - the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates or

     - we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that Hydril Company has not been and is not currently, and we do not anticipate it becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a non-U.S. holder whose holdings, actually and constructively, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under certain circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person". In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person", information reporting, but not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a "controlled foreign corporation" for U.S. federal income tax purposes,

     - a foreign person 50% or more of whose gross income for certain periods is derived from the conduct of a U.S. trade or business or

     - effective after 2000, a non-U.S. partnership if, at any time during its taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

     Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                             NUMBER
                          NAME                             OF SHARES
                          ----                             ----------
Salomon Smith Barney Inc................................    2,362,000
Credit Suisse First Boston Corporation..................    2,362,000
Dain Rauscher Incorporated..............................    1,013,000
Simmons & Company International.........................    1,013,000
Bear, Stearns & Co. Inc.................................      187,500
RBC Dominion Securities Corporation.....................      187,500
The Robinson-Humphrey Company, LLC......................      187,500
Sanders Morris Harris...................................      187,500
                                                           ----------
          Total.........................................    7,500,000
                                                           ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject of approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Dain Rauscher Incorporated and Simmons & Company International are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.72 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations.

     We and the selling stockholders who are not selling all of their stock in this offering have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,100,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     At our request, the underwriters will reserve up to 525,000 shares of our common stock to be sold, at the initial price offering price, to our directors, officers and employees, as well as individuals associated or affiliated with our directors, officers and employees. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase any reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

     We and our stockholders who own more than 5% of the outstanding shares of our class B common stock prior to this offering have agreed that, for a period of 210 days from the date of this prospectus, and our directors, executive officers, relatives of Frank R. Seaver and our stockholders who currently own between 0.5% and 5% of the outstanding shares of our class B common stock have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Our stockholders who are subject to the 210-day lock-up agreements can demand that we file with the SEC a registration statement for their stock at any time after March 31, 2001, but such registration statement cannot be declared effective prior to the expiration or waiver of the 210-day lock-up period. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. Salomon Smith Barney Inc. has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of Hydril.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders, and the representatives. The material factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwrites or that an active trading market in the common stock will develop and continue after this offering.

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "HYDL", subject to notice of issuance.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                      PAID BY US            PAID BY SELLING STOCKHOLDERS
                                              ---------------------------   -----------------------------
                                              NO EXERCISE   FULL EXERCISE   NO EXERCISE    FULL EXERCISE
                                              -----------   -------------   ------------   --------------
            Per share.......................  $     1.19     $     1.19      $     1.19      $     1.19
            Total...........................  $2,765,479     $3,180,475      $6,159,521      $7,053,525

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $1,400,000.

     Dain Rauscher Incorporated and Simmons & Company International have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters relating to the issuance of the shares of common stock offered by Hydril will be passed on for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters relating to the sale of shares by the selling stockholders will be passed on by O'Melveny & Myers, Los Angeles, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

     Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference Room or through its Internet site. We intend to make our SEC filings available to the public on our website at www.hydril.com. We intend to furnish our stockholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm. INFORMATION CONTAINED ON OUR WEBSITE OR ANY OTHER WEBSITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                 HYDRIL COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
INDEPENDENT AUDITORS' REPORT................................  F-2
FINANCIAL STATEMENTS:
  Consolidated Balance Sheets -- December 31, 1998 and 1999
     and June 30, 2000 (Unaudited)..........................  F-3
  Consolidated Statements of Operations -- Years Ended
     December 31, 1997, 1998 and 1999 and Six Month Periods
     Ended June 30, 1999 and 2000 (Unaudited)...............  F-4
  Consolidated Statements of Changes in Stockholders'
     Equity -- Years Ended December 31, 1997, 1998 and 1999
     and Six Month Period Ended June 30, 2000 (Unaudited)...  F-5
  Consolidated Statements of Cash Flows -- Years Ended
     December 31, 1997, 1998 and 1999 and Six Month Periods
     Ended June 30, 1999 and 2000 (Unaudited)...............  F-6
  Notes to Consolidated Financial Statements................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hydril Company:

We have audited the accompanying consolidated balance sheets of Hydril Company and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Houston, Texas
April 12, 2000 (September 25, 2000 as to Notes 3, 4, 8, 11 and 13)

                                 HYDRIL COMPANY

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                  DECEMBER 31,
                                                              ---------------------    JUNE 30,
                                                                1998        1999         2000
                                                              ---------   ---------   -----------
                                                                                      (UNAUDITED)

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  21,837   $  26,275    $  29,819
  Marketable securities.....................................     13,139          --           --
  Receivables:
    Trade, less allowance for doubtful accounts: 1998,
     $4,144; 1999, $3,710; 2000, $3,519.....................     44,800      31,387       36,708
    Contract costs and estimated earnings in excess of
     billings...............................................     26,782       8,116        7,477
    Other...................................................      1,276       1,507        1,012
                                                              ---------   ---------    ---------
        Total receivables...................................     72,858      41,010       45,197
                                                              ---------   ---------    ---------
  Inventories:
    Finished goods..........................................     34,247      24,669       21,700
    Work-in-process.........................................     15,023      14,078       12,206
    Raw materials...........................................      8,672       6,664        6,097
                                                              ---------   ---------    ---------
        Total inventories...................................     57,942      45,411       40,003
                                                              ---------   ---------    ---------
  Deferred tax asset........................................      9,318      10,342       10,342
  Other current assets......................................      3,145       2,652        2,283
                                                              ---------   ---------    ---------
        Total current assets................................    178,239     125,690      127,644
                                                              ---------   ---------    ---------
PROPERTY:
  Land and improvements.....................................     16,917      17,732       17,625
  Buildings and improvements................................     34,110      38,288       38,021
  Machinery and equipment...................................    123,765     127,535      124,196
  Construction-in-progress..................................      7,921       1,358        1,793
                                                              ---------   ---------    ---------
        Total...............................................    182,713     184,913      181,635
  Less accumulated depreciation and amortization............   (108,852)   (110,334)    (108,485)
                                                              ---------   ---------    ---------
        Property, net.......................................     73,861      74,579       73,150
                                                              ---------   ---------    ---------
OTHER LONG-TERM ASSETS:
  Deferred tax asset........................................        700       7,318        6,809
  Other assets..............................................      6,276       4,221        4,295
                                                              ---------   ---------    ---------
        TOTAL...............................................  $ 259,076   $ 211,808    $ 211,898
                                                              =========   =========    =========

CURRENT LIABILITIES:
  Accounts payable..........................................  $  29,382   $  14,324    $  12,945
  Billings in excess of contract costs and estimated
    earnings................................................     11,078       7,306        2,390
  Accrued liabilities.......................................     28,758      20,769       19,852
  Short-term borrowings.....................................      8,336          --           --
  Current portion of long-term debt.........................        895         498          516
  Current portion of capital leases.........................        177         255          260
  Income taxes payable......................................      2,386       1,160        1,008
                                                              ---------   ---------    ---------
        Total current liabilities...........................     81,012      44,312       36,971
                                                              ---------   ---------    ---------
LONG-TERM LIABILITIES:
  Long-term debt, excluding current portion.................     75,815      72,721       73,756
  Capital lease obligations.................................        429         318          187
  Other.....................................................     18,137      18,011       17,842
                                                              ---------   ---------    ---------
        Total long-term liabilities.........................     94,381      91,050       91,785
                                                              ---------   ---------    ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Capital stock:
    Preferred stock -- authorized, 10,000,000 shares of $1
     par value; none issued or outstanding
    Common stock -- authorized 75,000,000 shares of $.50 par
     value; no shares issued or outstanding at December 31,
     1998 and 1999 and June 30, 2000
    Class B common stock -- authorized, 32,000,000 shares of
     $.50 par value; 19,379,040 shares issued and
     outstanding at December 31, 1998, 1999 and June 30,
     2000...................................................      9,690       9,690        9,690
  Retained earnings.........................................     73,993      66,756       73,452
                                                              ---------   ---------    ---------
        Total stockholders' equity..........................     83,683      76,446       83,142
                                                              ---------   ---------    ---------
        TOTAL...............................................  $ 259,076   $ 211,808    $ 211,898
                                                              =========   =========    =========

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                          SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                            ------------------------------------   -------------------------
                                               1997         1998         1999         1999          2000
                                            ----------   ----------   ----------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
REVENUES..................................  $  218,107   $  239,212   $  159,425   $   78,261    $   90,256
COST OF SALES.............................     190,680      208,808      133,770       68,025        65,112
                                            ----------   ----------   ----------   ----------    ----------
GROSS PROFIT..............................      27,427       30,404       25,655       10,236        25,144
                                            ----------   ----------   ----------   ----------    ----------
SELLING, GENERAL & ADMINISTRATION EXPENSES
  Engineering.............................       5,205        6,179        7,059        4,148         3,107
  Sales and marketing.....................      16,268       18,443       14,282        7,254         6,684
  General and administration..............      11,472       16,426       12,063        6,081         6,682
                                            ----------   ----------   ----------   ----------    ----------
         Total............................      32,945       41,048       33,404       17,483        16,473
                                            ----------   ----------   ----------   ----------    ----------
GAIN ON SALE OF MANUFACTURING FACILITY....       4,520           --           --           --            --
                                            ----------   ----------   ----------   ----------    ----------
OPERATING INCOME (LOSS)...................        (998)     (10,644)      (7,749)      (7,247)        8,671
INTEREST EXPENSE..........................      (1,720)      (4,347)      (5,528)      (2,714)       (2,737)
INTEREST INCOME...........................         857          855        1,314          561           685
OTHER INCOME (EXPENSE):
  Rental income...........................       1,021        1,121          124          157            10
  Equity in undistributed earnings of 50%
    owned affiliate.......................       1,084           --           --           --            --
  Gain on sale of investment in XLS
    Holding...............................      18,521           --           --           --            --
  Gain (loss) on marketable securities....          75       (8,882)         253          253         3,576
  Other...................................         (19)         (73)         620          614           (59)
                                            ----------   ----------   ----------   ----------    ----------
         Total............................      20,682       (7,834)         997        1,024         3,527
                                            ----------   ----------   ----------   ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES.........      18,821      (21,970)     (10,966)      (8,376)       10,146
PROVISION (BENEFIT) FOR INCOME TAXES......       6,501       (7,470)      (3,729)      (2,848)        3,450
                                            ----------   ----------   ----------   ----------    ----------
NET INCOME (LOSS).........................  $   12,320   $  (14,500)  $   (7,237)  $   (5,528)   $    6,696
                                            ==========   ==========   ==========   ==========    ==========
INCOME (LOSS) PER SHARE -- BASIC AND
  DILUTED.................................  $     0.64   $    (0.75)  $    (0.37)  $    (0.29)   $     0.35
WEIGHTED AVERAGE SHARES OUTSTANDING.......  19,385,040   19,384,248   19,379,040   19,379,040    19,379,040

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
               AND THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               ACCUMULATED
                                                                                  OTHER
                                            SHARES OF              RETAINED   COMPREHENSIVE
                                           COMMON STOCK   COMMON   EARNINGS      INCOME        TOTAL
                                           ------------   ------   --------   -------------   --------
BALANCE, JANUARY 1, 1997.................   19,385,040    $9,690   $ 80,082       $  --       $ 89,772
COMPREHENSIVE INCOME:
  Net Income.............................           --       --      12,320          --         12,320
  Unrealized gain on marketable
     securities..........................           --       --                     557            557
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Income.....           --       --      12,320         557         12,877
                                            ----------    ------   --------       -----       --------
Dividends paid ($.10 per share)..........           --       --      (1,939)         --         (1,939)
                                            ----------    ------   --------       -----       --------
BALANCE, DECEMBER 31, 1997...............   19,385,040    $9,690   $ 90,463       $ 557       $100,710
                                            ==========    ======   ========       =====       ========
COMPREHENSIVE LOSS:
  Net Loss...............................           --    $  --    $(14,500)      $  --       $(14,500)
  Other comprehensive income, net of tax;
     Reclassification adjustment,
     realized gain included in net loss,
     net of tax..........................           --       --          --        (557)          (557)
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Loss.......                    --     (14,500)       (557)       (15,057)
                                            ----------    ------   --------       -----       --------
Stock repurchase.........................       (6,000)      --         (31)         --            (31)
Dividends paid ($.10 per share)..........                            (1,939)                    (1,939)
                                            ----------    ------   --------       -----       --------
BALANCE, DECEMBER 31, 1998...............   19,379,040    $9,690   $ 73,993       $  --       $ 83,683
                                            ==========    ======   ========       =====       ========
COMPREHENSIVE LOSS:
  Net Loss...............................           --    $  --    $ (7,237)      $  --       $ (7,237)
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Loss.......           --       --      (7,237)         --         (7,237)
                                            ----------    ------   --------       -----       --------
BALANCE, DECEMBER 31, 1999...............   19,379,040    $9,690   $ 66,756       $  --       $ 76,446
                                            ==========    ======   ========       =====       ========
COMPREHENSIVE INCOME:
  Net Income.............................           --    $  --    $  6,696       $  --       $  6,696
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Income.....           --       --       6,696          --          6,696
                                            ----------    ------   --------       -----       --------
BALANCE, JUNE 30, 2000 (UNAUDITED).......   19,379,040    $9,690   $ 73,452       $  --       $ 83,142
                                            ==========    ======   ========       =====       ========

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      YEAR ENDED                 SIX MONTHS ENDED
                                                                     DECEMBER 31,                    JUNE 30,
                                                            ------------------------------   -------------------------
                                                              1997       1998       1999        1999          2000
                                                            --------   --------   --------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................  $ 12,320   $(14,500)  $ (7,237)    $(5,528)      $ 6,696
                                                            --------   --------   --------     -------       -------
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation..........................................     5,259      6,324      7,851       3,558         4,153
    Deferred income taxes.................................     2,500    (13,251)    (7,643)     (4,457)        1,205
    Provision for doubtful accounts.......................       261      3,019       (317)       (287)           50
    Equity in earnings of 50% owned affiliate.............    (1,084)        --         --          --            --
    (Gain) loss on XLS/marketable securities..............   (18,596)     8,882       (253)       (253)           --
    (Gain) on sale of Singapore facility..................    (4,520)        --         --          --            --
    Loss on asset disposition.............................        --         --         --          --           626
    (Gain) on sale of real estate holdings not used in
      operations..........................................        --         --       (649)       (649)           --
    (Gain) on put mediation settlement....................        --         --         --          --        (3,576)
    Change in operating assets and liabilities:
      Receivables.........................................   (16,501)    (3,869)    13,499      16,614        (4,876)
      Contract costs and estimated earnings in excess of
        billings..........................................    (9,077)    (3,719)    18,666      16,623           639
      Inventories.........................................   (15,410)    (9,672)    12,531      (1,225)        5,408
      Other current and noncurrent assets.................    (1,819)    (4,234)     1,707         357          (353)
      Accounts payable....................................     6,667        246    (15,058)    (11,811)       (1,379)
      Billings in excess of contract costs and estimated
        earnings..........................................      (641)     6,523     (3,772)     (5,375)       (4,916)
      Accrued liabilities.................................    11,159      3,179     (7,989)       (989)         (917)
      Income taxes payable................................     1,005        955     (1,226)     (1,434)         (152)
      Other long-term liabilities.........................       366      2,602         74         414          (169)
                                                            --------   --------   --------     -------       -------
        Net cash provided by (used in) operating
          activities......................................   (28,111)   (17,515)    10,184       5,558         2,439
                                                            --------   --------   --------     -------       -------
NET CASH FROM INVESTING ACTIVITIES:
  Proceeds from sale of real estate holdings not used in
    operations............................................        --         --      1,996       1,996            --
  Proceeds from disposition of assets.....................        --         --         --          --            42
  Net change in short-term investments....................     9,057         --         --          --            --
  Proceeds from sale of marketable securities.............     3,094         --     13,108      13,108            --
  Proceeds from exercise of put option....................        --        981         --          --            --
  Proceeds from put mediation settlement..................        --         --         --          --         3,576
  Proceeds from sale of Singapore plant...................     6,195         --         --          --            --
  Disbursements for purchase/construction of Batam
    plant.................................................    (2,456)    (1,427)        --          --            --
  Capital expenditures....................................   (25,988)   (14,340)    (8,790)     (6,189)       (3,440)
                                                            --------   --------   --------     -------       -------
        Net cash provided by (used in) investing
          activities......................................   (10,098)   (14,786)     6,314       8,915           178
                                                            --------   --------   --------     -------       -------
NET CASH FROM FINANCING ACTIVITIES:
  Proceeds from borrowings................................    49,436     61,836         --          --         1,297
  Repayment of debt.......................................        --    (31,976)   (11,827)     (8,999)         (244)
  Repayment of capital leases.............................       (54)      (167)      (233)       (110)         (126)
  Payment of dividends....................................    (1,939)    (1,939)        --          --            --
  Repurchase common stock.................................        --        (31)        --          --            --
                                                            --------   --------   --------     -------       -------
        Net cash provided by (used in) financing
          activities......................................    47,443     27,723    (12,060)     (9,109)          927
                                                            --------   --------   --------     -------       -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......     9,234     (4,578)     4,438       5,364         3,544
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..........    17,181     26,415     21,837      21,837        26,275
                                                            --------   --------   --------     -------       -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD................  $ 26,415   $ 21,837   $ 26,275     $27,201       $29,819
                                                            --------   --------   --------     -------       -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid...........................................  $  1,720   $  4,347   $  5,528     $ 2,667       $ 2,428
  Income taxes (refunded) paid:
    Domestic..............................................      (256)      (134)       133         175            25
    Foreign...............................................     2,952      4,842      3,629       2,254         1,920

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999
             AND THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                  (ALL INTERIM PERIOD BALANCES ARE UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Hydril Company (the "Company") operates principally in the oilfield equipment industry on a worldwide basis. Operations involve engineering, manufacturing and marketing high performance specialty equipment for use in the exploration and production of oil and gas. The Company's customer base consists primarily of steel pipe distributors, major oil companies, independent oil and gas producers and drilling contractors. The Company operates in two business segments -- Tubular and Pressure Control (see Note 12 for further information).

     Principles of Consolidation -- The consolidated financial statements include the accounts of Hydril Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- Revenues for all products and services are recognized at the time such products are delivered or services are performed, except as described below.

     Revenues from long-term contracts, which are generally contracts from six to eighteen months and an estimated contract price in excess of $1,000, are recognized using the percentage-of-completion method measured by the percentage of cost incurred to estimated final cost. Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance. Provisions are made currently for the entire amount of anticipated losses on uncompleted contracts. Changes in contract performance, conditions and estimated profitability may result in revisions to estimated costs and income or loss and will be recognized in the period in which those revisions are determined. It is at least reasonably possible that estimates of contract costs could be revised in the near term. Revenues from long-term contracts were approximately 13%, 17%, 12%, 10% and 14% of total revenues for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000, respectively.

     Cash and Cash Equivalents -- Cash equivalents are highly liquid investments including commercial paper and time deposits having original maturities of three months or less.

     Supplemental Cash Flow Information (Noncash Investing and Financing Activities) -- In 1997, the Company sold its investment in XLS Holding Inc. ("XLS") with a book value of $4,755 and received 472,454 common shares of Weatherford International Inc. ("WFI") with a market value, less legal fees and expenses, of $23,276 resulting in a gain of $18,521, net of legal expenses.

     Allowance for Doubtful Accounts -- The Company maintains an allowance for doubtful accounts based on its best estimate of accounts receivable considered to be uncollectible. An analysis of the activity

                                 HYDRIL COMPANY
in the allowance for doubtful accounts for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                              1997     1998     1999
                                                             ------   ------   ------
Beginning balance..........................................  $  939   $1,125   $4,144
Additions charged to expense...............................     261    3,019     (317)
Accounts written off.......................................     (78)      (7)    (118)
Recoveries.................................................       3        7        1
                                                             ------   ------   ------
Ending balance.............................................  $1,125   $4,144   $3,710
                                                             ======   ======   ======

     Marketable Securities -- Marketable securities are stated at market value as determined by the most recently traded price of the security at the balance sheet date. Securities are defined as trading securities or available-for-sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and unrealized holding gains and losses are included in earnings. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated comprehensive income.

     Declines in fair value of marketable securities are evaluated to determine whether such declines are "other-than-temporary." Factors which the Company considers in determining the existence of an "other-than-temporary" decline in fair value include the length of time and extent to which market value has been less than cost, and the intent and ability of the Company to retain the investment until recovery of the market value. A decline determined to be "other-than-temporary" is recognized in the statements of operations.

     Inventories -- Inventories are stated at the lower of cost or market. Inventory costs include material, labor and production overhead. Cost is determined by the last in, first out ("LIFO") method for substantially all pressure control products (approximately 89% and 90% of total gross inventories at December 31, 1998 and 1999, respectively) and by the first in, first out ("FIFO") method for all other inventories. If the FIFO method had been used to value all inventories, the cost would have been $13,239 and $12,136 higher at December 31, 1998 and 1999, respectively.

     The Company periodically reviews its inventory for excess or obsolete items and provides a reserve for the difference in the carrying value of excess or obsolete items and their estimated net realizable value. An analysis of the excess and obsolete inventory reserve for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                             1997     1998     1999
                                                            ------   ------   -------
Beginning balance.........................................  $5,485   $5,901   $ 8,531
Provision for excess and obsolete inventory...............   1,234    3,296     2,423
Inventory disposed of during the year.....................    (818)    (666)   (4,568)
                                                            ------   ------   -------
          Ending balance..................................  $5,901   $8,531   $ 6,386
                                                            ======   ======   =======

     Property -- Property, plant and equipment is recorded at cost. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as

                                 HYDRIL COMPANY
incurred. Depreciation of property, including that under capital leases, is based on the straight-line method. Rates are based upon the estimated useful lives of the various classes of property, generally as follows:

Buildings and improvements.............................   20-45 years
Machinery and equipment................................    3-12 years

     Upon retirement or other disposal of fixed assets, the costs and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations.

     Depreciation expense was $5,259, $6,324, $7,851, $3,558 and $4,153 for the
years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively.

     Included in other assets within the consolidated balance sheets at December 31, 1998 and 1999 are $4,312 and $2,945, respectively, of real estate holdings. These holdings are composed of land and buildings in the United States not currently used in operations which may be sold if prices acceptable to the Company can be obtained. Such holdings are reported at the lower of their carrying amount or fair value less estimated costs to sell.

     Gain on sale of manufacturing facility -- During 1997, the Company sold its Singapore manufacturing facility, with a book value of approximately $1,680, through a financial intermediary for cash of approximately $6,200, resulting in a gain of $4,520.

     Impairment of Long-Lived Assets -- The Company reviews its long-lived assets for impairment when circumstances indicate that the carrying amount of an asset may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future cash flows of the related asset.

     Research and Development Costs -- The Company engages in research and development activities to develop new products and to significantly improve existing products. Some of these activities are conducted with other industry participants or government organizations who reimburse the Company for costs incurred by the Company on their behalf. The Company expenses as incurred all research and development costs that are not reimbursable by other parties. Research and development expenses, net of reimbursement, were $1,207, $1,526, $1,107, $820, and $581 for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively.

     Stock-Based Compensation -- The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the common stock.

     Environmental Liabilities -- The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

     Income Taxes -- The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. United States deferred income taxes have been provided on unremitted earnings of foreign subsidiaries.

     Foreign Currencies Translation -- The Company's foreign operations are closely integrated with and are extensions of the Company's U.S. operations. Accordingly, the U.S. dollar is the functional currency for all of the Company's foreign operations. Inventory, property, plant and equipment, cost of sales and

                                 HYDRIL COMPANY
depreciation are remeasured from the local currency to U.S. dollars at historical exchange rates. Monetary assets and liabilities are remeasured at current exchange rates on the balance sheet date. Income and expense accounts, other than cost of sales and depreciation, are remeasured at weighted average exchange rates during the year. Gains and losses resulting from those remeasurements are included in the statements of operations.

     Concentration of Credit and Customer Risk -- The Company sells its products to a broad group of steel pipe distributors, major and independent domestic and international oil and gas companies and national oil companies, as well as domestic and international drilling contractors and rental companies. See Note 12 for further information on major customers. The Company performs ongoing credit evaluations of its customers and provides allowance for probable credit losses where necessary.

     Recent Accounting Standards -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires an entity to recognize all derivatives as an asset or liability measured at its fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application of SFAS 133 is encouraged, but not prior to the beginning of any fiscal quarter that began after issuance of the Statement. Retroactive application to periods prior to adoption is not allowed. The Company has not completed the process of evaluating the impact that could result from adopting SFAS 133.

     Reclassifications -- Certain prior year amounts within the consolidated financial statements have been reclassified to conform to the current year's presentation.

     Interim Presentation (Unaudited) -- The accompanying consolidated interim financial statements and disclosures have been prepared by the Company in accordance with accounting principles generally accepted in the United States and in the opinion of management reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation in all material respects of the financial position and results for the interim periods. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results to be expected for the full year. Certain financial statement items in the interim 1999 period have been reclassified to conform to the interim 2000 presentation.

                                 HYDRIL COMPANY

2. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

     Accrued liabilities and other long-term liabilities as of December 31, 1998 and 1999 and June 30, 2000 consisted of the following:

                                                          DECEMBER 31,
                                                        -----------------     JUNE 30,
                                                         1998      1999         2000
                                                        -------   -------   ------------
                                                                            (UNAUDITED)
Accrued liabilities:
  Reserve for losses on projects (Note 3).............  $14,600   $ 7,478     $ 6,254
  Employee benefits...................................    3,897     3,663       4,759
  Taxes (property, sales, payroll, other).............    2,503     2,601       2,389
  Accrued payroll, bonus and severance................    2,368     1,856       2,037
  Other...............................................    5,390     5,171       4,413
                                                        -------   -------     -------
                                                        $28,758   $20,769     $19,852
                                                        =======   =======     =======
Other long-term liabilities:
  Post retirement health and life benefits............  $12,657   $10,994     $10,994
  Pension plan benefits...............................    5,228     6,461       6,516
  Other...............................................      252       556         332
                                                        -------   -------     -------
                                                        $18,137   $18,011     $17,842
                                                        =======   =======     =======

3. LONG-TERM CONTRACTS

     The components of long-term contracts as of December 31, 1998 and 1999 and June 30, 2000 consist of the following:

                                                         DECEMBER 31,
                                                      -------------------    JUNE 30,
                                                        1998       1999        2000
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Costs and estimated earnings on uncompleted
  contracts.........................................  $ 74,375   $ 39,450    $ 37,539
Less: billings to date..............................   (58,671)   (38,640)    (32,452)
                                                      --------   --------    --------
Excess of costs and estimated earnings over
  billings..........................................  $ 15,704   $    810    $  5,087
                                                      ========   ========    ========
Included in the accompanying balance sheets under
  the following captions:
Contract costs and estimated earnings in excess of
  billings..........................................  $ 26,782   $  8,116       7,477
Billings in excess of contract costs and estimated
  earnings..........................................   (11,078)    (7,306)     (2,390)
                                                      --------   --------    --------
          Total.....................................  $ 15,704   $    810    $  5,087
                                                      ========   ========    ========

     Beginning in 1996, the Company entered into 17 fixed-price contracts to provide pressure control equipment and subsea control systems for pressure control equipment. Equipment for only one of these contracts remains to be shipped as of August 31, 2000.

     Losses incurred on these projects, including late delivery penalties, were approximately $26,500, $27,500, $3,700, $2,100 and $1,500, respectively, for the years ended December 31, 1997, 1998, 1999 and for the six months ended June 30, 1999 and 2000 respectively. Provisions for estimated losses are determined by comparing total sales price to costs incurred plus estimated costs to complete the contract. Provision for estimated losses have been made, to the extent applicable, for all projects not completed as of June 30, 2000.

                                 HYDRIL COMPANY

     The Company incurred late delivery penalties when projects were not delivered timely because of evolving engineering design, individual project customization and limited manufacturing capacity. The late delivery penalties are expected to be settled with customers shortly after our completion of contract requirements by customers taking payment deductions from final invoices. As of December 31, 1998 and 1999 and June 30, 2000, the Company has accrued as part of the reserve for project losses $7,200, $6,097, and $4,321, respectively, for late delivery penalties.

     As of December 31, 1998 and 1999 and June 30, 2000, the Company had $394, $2,327 and $1,700, respectively, of receivables representing amounts billed to, but unpaid, by customers pending completion of the projects.

4. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

     The Company's borrowings as of December 31, 1998 and 1999 and June 30, 2000 were as follows:

                                                          DECEMBER 31,
                                                        -----------------    JUNE 30,
                                                         1998      1999        2000
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
Short-term borrowings.................................  $ 8,336   $    --     $    --
                                                        =======   =======     =======
Long-term debt:
Senior notes..........................................  $60,000   $60,000     $60,000
Revolving lines of credit:
  U.S. ...............................................   14,550    11,954      13,251
  Foreign.............................................      430        --          --
IBM note financing....................................    1,730     1,265       1,021
                                                        -------   -------     -------
          Total.......................................   76,710    73,219      74,272
Less current portion..................................     (895)     (498)       (516)
                                                        -------   -------     -------
          Total long-term debt........................  $75,815   $72,721     $73,756
                                                        =======   =======     =======

     Short-term borrowings -- The Company had available a short-term credit facility totaling $10,000 of which $8,336 was outstanding at December 31, 1998. This short-term credit facility was terminated and the outstanding borrowings were repaid on January 7, 1999. The interest rate at December 31, 1998 was 5.95%.

     Senior notes -- On June 26, 1998, the Company issued $60,000 in senior notes due June 30, 2003. The holders of the notes are Principal Mutual Life Insurance Company $59,000 and Nippon Life Insurance Company of America $1,000. The notes bear interest at a rate of 6.85% payable quarterly. The senior notes may not be prepaid prior to maturity unless the Company pays the noteholders a make-whole premium based on prevailing market interest rates, which as of June 30, 2000, would require a premium payment of $65.

     Revolving lines of credit -- Since March 1998, the Company has had available a secured U.S. revolving line of credit totaling $15,000 of which $14,550 and $11,954 was outstanding at December 31, 1998 and 1999, respectively. Interest on outstanding borrowings under this credit facility at December 31, 1999 was payable at LIBOR plus 325 basis points (9.4% at December 31, 1999). On August 25, 2000, the U.S. revolving line of credit was amended to, among other things, increase the line from $15,000 to $25,000. The amendment is subject to the completion of the initial public offering and the receipt of at least $30,000 in proceeds. The amended credit line will mature March 31, 2003. Under the amended credit line, the Company may, at its election, borrow at either a prime or LIBOR based interest rate. Interest rates under the amended line fluctuate depending on the Company's leverage ratio and will

                                 HYDRIL COMPANY
be prime plus a spread ranging from zero to 25 basis points or LIBOR plus a spread ranging from 125 to 225 basis points. The credit line will remain secured with the same collateral.

     The foreign revolving lines of credit, committed and uncommitted, totaled $13,000, of which none was outstanding at December 31, 1999. The uncommitted line for $10,000 can be terminated at the bank's discretion and the committed line for $3,000 expires February 28, 2001. Interest on the outstanding borrowings under the foreign revolving lines of credit is payable quarterly at rates ranging from LIBOR plus 100 basis points (7.10% at December 31, 1999) to a bank base rate plus 150 basis points (7% at December 31, 1999).

     Covenants -- The U.S. revolving line of credit requires the Company to comply with certain covenants and financial tests. On February 21, 2000, and April 21, 1999, the Company and its lender modified the U.S. revolving line of credit agreement to reduce certain of the requirements. The Company was in compliance with the covenants and financial tests, as modified, at each of December 31, 1999 and June 30, 2000. The financial covenants under the line of credit, as amended August 25, 2000, consist of a requirement to maintain minimum levels of tangible net worth, to not exceed levels of debt specified in the agreement, to comply with a fixed coverage test and to not exceed a maximum leverage ratio . The long-term note agreement for the senior notes has one financial event of default covenant, which is a minimum tangible net worth test; and the Company was in compliance with this covenant at each of December 31, 1999 and June 30, 2000. Additional financial tests under the long-term note agreement, if not passed, restrict the Company's ability to incur additional indebtedness or make acquisitions, investments and restricted payments, such as pay dividends and repurchase capital stock. At December 31, 1999, the Company did not meet the fixed charge test, but did satisfy this test at June 30, 2000.

     Collateral -- The senior notes and the U.S. revolving line of credit are secured, on a pari passu basis, by accounts receivable, inventory, equipment, intellectual property, certain real property, 100% of the stock of domestic subsidiaries, and 65% of the stock of foreign subsidiaries.

     IBM note financing -- The Company is financing certain equipment and completed consulting agreements with IBM over a five-year period beginning June 1997. The notes bear interest at 4.90%-7.61% per annum.

     Debt maturities -- The estimated remaining principal payments on the outstanding debt, exclusive of capital lease obligations, as of December 31, 1999 are as follows:

DEBT
MATURITIES                                                    TOTAL
----------                                                   -------
2000.......................................................  $   498
2001.......................................................   12,488
2002.......................................................      233
2003.......................................................   60,000
                                                             -------
          Total............................................  $73,219
                                                             =======

                                 HYDRIL COMPANY

5. INCOME TAXES

     The geographical sources of income (loss) before income taxes for the three years ended December 31 1997, 1998 and 1999 were as follows:

                                                         1997       1998       1999
                                                        -------   --------   --------
United States.........................................  $ 2,002   $(20,998)  $(14,345)
Foreign...............................................   16,819       (972)     3,379
                                                        -------   --------   --------
Income (loss) before income taxes.....................  $18,821   $(21,970)  $(10,966)
                                                        =======   ========   ========

     The provision (benefit) for income taxes for the three years ended December 31, 1997, 1998 and 1999 consisted of the following:

                                                           1997      1998      1999
                                                          ------   --------   -------
United States:
  Current...............................................  $  (37)  $    337   $    --
  Deferred..............................................   2,026    (12,957)   (7,421)
Foreign:
  Current...............................................   4,038      5,444     3,914
  Deferred..............................................     474       (294)     (222)
                                                          ------   --------   -------
          Total.........................................  $6,501   $ (7,470)  $(3,729)
                                                          ======   ========   =======

     The consolidated effective income tax rates (as a percentage of income before income taxes) for the three years ended December 31, 1997, 1998 and 1999 varies from the United States statutory income tax rate for the reasons set forth below:

                                                              1997     1998     1999
                                                              ----     ----     ----
Statutory rate..............................................  35.0%    35.0%    35.0%
Nondeductible expenses......................................   0.5%    (0.5)%   (0.7)%
Other.......................................................  (1.0)%   (0.5)%   (0.3)%
                                                              ----     ----     ----
  Effective Rate............................................  34.5%    34.0%    34.0%
                                                              ----     ----     ----

                                 HYDRIL COMPANY

     Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999 were as follows:

                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
Inventory capitalization cost...............................  $  4,187   $  3,567
Accrued expenses and other items not deductible for tax
  purposes..................................................    16,016     12,500
Net operating loss carryforward.............................        --      5,191
Alternative minimum tax and foreign tax credits.............     2,056      6,118
Other.......................................................     1,910      1,366
                                                              --------   --------
          Total deferred tax assets.........................    24,169     28,742
Deferred tax liabilities:
Property, plant and equipment...............................    (1,592)    (2,319)
Unrepatriated foreign earnings..............................    (7,572)    (8,763)
Marketable securities.......................................    (4,427)        --
Other.......................................................      (560)        --
                                                              --------   --------
          Total deferred tax liability......................   (14,151)   (11,082)
                                                              --------   --------
Net deferred tax asset......................................  $ 10,018   $ 17,660
                                                              ========   ========

     At December 31, 1999, the Company had approximately $15,000 of net operating losses available to offset future taxable income through the year 2019. In addition, the Company has approximately $600 of federal alternative minimum tax credits which are available to reduce future federal income tax payable, if any, over an indefinite period (although not below the tentative minimum tax otherwise due in any year), and approximately $5,500 of foreign tax credits which are available to reduce future U.S. income taxes payable, if any, through the year 2004.

     Under Internal Revenue Code Section 382, a limitation on the utilization of net operating losses would be imposed in the event that the Company experiences a change in control. The initial public offering of common stock will not constitute a change in control with respect to this limitation.

6. EMPLOYEE BENEFITS

     Post Retirement Benefits -- The Company has a defined benefit pension plan covering substantially all of its U.S. employees. Benefits are based on the employees' years of service and compensation. Plan assets consist primarily of investments in equities and money market funds.

     Additionally, the Company provides certain medical, life insurance and/or dental benefits for eligible employees, hired before July 1, 1997, who have retired under one of the Company's pension plans. Effective December 31, 1999, the Company changed eligibility provisions for this plan, significantly reducing the number of participants. Under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," this change to the plan resulted in the recognition of $2,225 of net curtailment gains in 1999. Also effective December 31, 1999, the Company changed the plan to increase premiums and reduce lifetime cap provisions. These negative plan amendments resulted in an additional $4,579 of negative prior service cost and will be amortized as a reduction of expense over the remaining life expectancy of fully eligible participants.

                                 HYDRIL COMPANY

     The benefit obligation, value of plan assets, and funded status component costs of the plans are as follows:

                                                                                POST RETIREMENT
                                                       PENSION BENEFITS    HEALTH AND LIFE BENEFITS
                                                       -----------------   -------------------------
                                                        1998      1999        1998          1999
                                                       -------   -------   -----------   -----------
Benefit obligation at beginning of year..............  $18,143   $21,761    $ 11,513      $ 12,737
  Service cost.......................................    1,255     1,521         401           372
  Interest cost......................................    1,316     1,489         822           804
  Participant contributions..........................       --        --          11            11
  Plan amendments....................................       --        --          --        (4,579)
  Curtailment (gain)/loss............................       --        --          --        (2,225)
  Benefits paid......................................     (212)     (281)       (926)         (895)
  Actuarial (gain)/loss..............................    1,259    (3,612)        916           457
                                                       -------   -------    --------      --------
          Benefit obligation at end of year..........  $21,761   $20,878    $ 12,737      $  6,682
                                                       =======   =======    ========      ========
Fair value of plan assets at beginning of year.......  $15,090   $14,057          --            --
  Actual return on plan assets.......................     (822)     (915)         --            --
  Employer contributions.............................      105        --    $    915      $    884
  Participant contributions..........................       --        --          11            11
  Benefits paid......................................     (212)     (281)       (926)         (895)
  Administrative expenses............................     (104)     (102)         --            --
                                                       -------   -------    --------      --------
          Fair value of plan assets at end of year...  $14,057   $12,759    $      0      $      0
                                                       =======   =======    ========      ========
Reconciliation of plan funded status
  Funded status......................................  $(7,704)  $(8,119)   $(12,737)     $ (6,682)
  Unrecognized actuarial (gain)/loss.................    1,250       (94)       (834)         (378)
  Unrecognized transition obligation.................      792       599          --            --
  Unamortized prior service cost.....................      (55)      (45)         --        (4,579)
                                                       -------   -------    --------      --------
          Net amount recognized at year-end..........  $(5,717)  $(7,659)   $(13,571)     $(11,639)
                                                       =======   =======    ========      ========
Amounts recognized in the consolidated balance sheet
  as accrued benefit liability at year end...........  $(5,717)  $(7,659)   $(13,571)     $(11,639)
                                                       =======   =======    ========      ========

                                                                           POST RETIREMENT
                                             PENSION BENEFITS         HEALTH AND LIFE BENEFITS
                                        ---------------------------   -------------------------
                                         1997      1998      1999      1997     1998     1999
                                        -------   -------   -------   ------   ------   -------
Components of net periodic benefit
  cost Service cost...................  $ 1,061   $ 1,255   $ 1,521   $  319   $  401   $   372
  Interest cost.......................    1,189     1,316     1,489      804      822       804
  Expected return on plan assets......   (1,032)   (1,370)   (1,251)      --       --        --
  Amortization of prior service
     cost.............................       (9)       (9)       (9)      --       --        --
  Amortization of transition
     obligation.......................      193       193       193       --       --        --
  Recognized actuarial gain...........      (32)      (53)       --      (49)     (18)       --
                                        -------   -------   -------   ------   ------   -------
          Net periodic cost...........  $ 1,370   $ 1,332   $ 1,943   $1,074   $1,205   $ 1,176
                                        =======   =======   =======   ======   ======   =======
Additional (gain) recognized due to:
  Curtailment.........................                                                  $(2,225)
                                                                                        =======

     The assumed discount rate and salary increase rate used in determining the benefit obligation were 7.75% and 4.50%, respectively, at December 31, 1999. Such rates used at December 31, 1998 and 1997

                                 HYDRIL COMPANY
were 6.75% and 4.50% and 7.25% and 5.00%, respectively. The expected long-term rate of return on pension plan assets at December 31, 1998 and 1999 was 9%. The expected long-term rate of return on pension plan assets at December 31, 1997 was 8%.

     A 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 in determining the benefit obligation for the post retirement health and life plan. This rate is assumed to decrease gradually to 5% for 2004 and remain at that level thereafter.

     The assumed health care cost trend rates have a significant effect on the amounts reported for the post retirement health and life plan. A one percent change in the assumed health care cost trend rates would have the following effects:

                                                                  ONE PERCENT
                                                              --------------------
                                                              INCREASE    DECREASE
                                                              --------    --------
Effect on total of service and interest cost components for
  1999......................................................    $ 67       $ (57)
Effect on December 31, 1999 benefit obligation..............     127        (125)

     Defined Contribution Plan -- The Company has an employee savings plan under which U.S. employees can invest up to 12% of their earnings matched by an amount from the Company equal to one-half of the first 6% of the employees' contributions. The Company's contributions were $551, $710 and $898 in 1997, 1998 and 1999, respectively.

     Other -- Substantially all of the Company's employees in foreign locations are covered by either governmental-sponsored or Company-sponsored benefit plans. The aggregate liabilities and expenses of these foreign plans are not material to the consolidated financial statements.

7. OTHER INCOME

     Investment in XLS Holding Inc. -- In 1994, the Company obtained a 50% interest in XLS as a result of the settlement of litigation between the Company and XL Systems, Inc. ("XL Systems") and in consideration for the licensing to XL Systems of several of the Company's patented thread connections. The Company valued its investment in XLS based upon an independent valuation. The Company's investment in XLS was accounted for using the equity method.

     Gain on XLS/Marketable securities -- In September 1997, the Company sold its XLS shares in exchange for 472,454 registered common shares of WFI, which represented less than 1% of WFI's outstanding common stock. Upon receipt of the WFI stock, which was the only consideration for the Company's XLS shares, the Company recognized a gain, net of expenses, of $18,521, based on a $49.65 weighted average market price of the WFI stock over the twenty days preceding the close. Subsequently in 1997, the Company sold 64,447 of the WFI shares in an ordinary brokerage transaction on the New York Stock Exchange for $3,275 in cash and recognized a gain of $75.

     In January 1998, the Company purchased two option contracts from a major financial institution for a total of $2,745 to sell its remaining 408,007 shares of WFI common stock for $44.53 per share (the "put price"). The put options were purchased to provide protection against a decline in the market value of the WFI shares. The put options were purchased with the proceeds from loans from such financial institution, which were secured by a pledge of the WFI shares. Put options covering 200,000 WFI shares were exercised by the Company immediately prior to their expiration in July 1998 as a result of which the Company received a cash settlement of approximately $981, representing the amount by which the put price for those shares exceeded the market price at that time. Put options covering the remaining 208,007 WFI shares were exercised by the Company immediately prior to their expiration in January 1999, at which time the Company received a cash settlement of approximately $5,102, again representing the

                                 HYDRIL COMPANY
amount by which the put price for those shares exceeded the market price at the time of exercise. At the time of exercise of each of the put options, the related loans secured by the WFI shares underlying those put options were repaid. Following both exercises, the Company retained the 408,007 shares of WFI common stock covered by the put options. Subsequently in the first quarter of 1999, the Company sold the 408,007 shares of WFI common stock in ordinary brokerage transactions on the New York Stock Exchange.

     Marketable securities at December 31, 1998 included the 408,007 shares of WFI common stock (including the 208,007 shares covered by put options discussed above). At December 31, 1998, the Company determined that a $6,137 decline in the fair value of the WFI shares was other-than-temporary, and accordingly, the Company recognized this decline as part of other expenses in 1998. In 1999, the Company realized a gain of $253 from the sale of the 408,007 shares.

     Settlement Relating to 1998 Exercise of WFI Put Options -- In May 2000, the Company settled through mediation a dispute with the financial institution from which it purchased the put options in 1998 covering shares of WFI common stock. As a result of this settlement, the Company received, after expenses, $3,576.

8. CAPITAL STOCK AND EARNINGS PER SHARE

     Preferred Stock -- At June 30, 2000, the Company has authorized the issuance of 1,000,000 shares of $1 par value preferred stock. At June 30, 2000 and December 31, 1999, there were no shares of preferred stock issued or outstanding. On September 25, 2000, the Company amended its charter to authorize the issuance of 10,000,000 shares of preferred stock.

     Common Stock -- At June 30, 2000 and December 31, 1999, the Company had authorized the issuance of 4,000,000 shares of $.50 par value common stock and 3,229,840 of such shares were issued and outstanding. On September 25, 2000, the Company amended its charter to authorize the issuance of 107,000,000 shares of common stock, divided into 75,000,000 shares of common stock, par value $.50 per share and 32,000,000 shares of class B common stock, par value $.50 per share. Under the charter amendment, each share of common stock outstanding prior to the charter amendment was automatically converted into one share of class B common stock. The options outstanding for the purchase of 702,000 shares of common stock were converted into options for the purchase of 702,000 shares of class B common stock. On September 25, 2000, the Company also issued a stock dividend to the class B common stockholders consisting of five additional shares of class B common stock for each share of class B common stock outstanding. All share and per share amounts in the consolidated financial statements have been retroactively restated for the increase in authorized shares of common stock and preferred stock and the creation of class B common stock, the conversion of outstanding common stock into class B common stock and the five-for-one stock dividend of class B common stock, which is accounted for as a stock split.

     Upon completion of the Offering, only those stockholders who held shares of common stock prior to the Offering will hold class B common stock. Shares of common stock and class B common stock generally have identical rights except as further described. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors, while the holders of class B common stock are entitled to 10 votes per share. Holders of common stock have no conversion rights while holders of class B common stock may convert each share of class B common stock into one share of common stock at any time. In addition, under certain circumstances, shares of class B common stock will automatically convert into shares of common stock.

     The income (loss) per common share shown on the Consolidated Statements of Operations reflects net income (loss), divided by the weighted average number of common shares outstanding during the

                                 HYDRIL COMPANY
respective years. The only potentially dilutive securities are the 702,000 options granted in 1999 (see Note 11). In calculating diluted income (loss) per share, common shares issuable under stock options are added to the weighted average common shares outstanding when dilutive. For the year ended December 31, 1999, all potentially dilutive securities are anti-dilutive and therefore are not included in the Earnings per Share ("EPS") calculations. For the six months ended June 30, 1999 and 2000, all potentially dilutive securities are also anti-dilutive and therefore are not included in the EPS calculations.

9. COMMITMENTS AND CONTINGENCIES

     Leases -- The Company's lease commitments are principally for operating facilities and equipment. Leases for certain data processing equipment are capitalized because these leases transfer ownership of the equipment to the Company at the end of the lease term.

     Obligations for minimum payments under noncancelable capital and operating leases for the years ended December 31 are as follows:

                                                            TOTAL    OPERATING   CAPITAL
                                                            ------   ---------   -------
2000......................................................  $  785    $  510      $275
2001......................................................     578       303       275
2002......................................................     242       190        52
2003......................................................      64        64        --
2004......................................................      64        64        --
Greater than five years...................................      70        70        --
                                                            ------    ------      ----
          Total minimum lease payments....................  $1,803    $1,201      $602
Less: amounts representing interest.......................                         (29)
                                                                                  ----
Present value of net minimum capital lease payments.......                         573
Less: current portion.....................................                         255
                                                                                  ----
          Long-term obligation............................                        $318
                                                                                  ====

     Property and equipment at December 31, 1999 included equipment under capital leases with a net book value of $539. Rental expense was $1,417, $1,021, $952, $736 and $571 in the year ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively.

     Litigation -- The Company is involved in legal proceedings arising in the ordinary course of business. In the opinion of management these matters are such that their outcome will not have a material adverse effect on the financial position or results of operations of the Company.

     The Company has been identified as a potentially responsible party at one site in California to which the Company formerly sent waste oils and other materials for disposal. Based on the number of other potentially responsible parties, the total estimated site cleanup costs and our estimated share of such costs, the Company does not expect this matter to materially affect its results of operations or financial condition. The Company's anticipated obligation with respect to the California site has, in the opinion of management, been adequately reserved for.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments at December 31, 1998 and 1999 consisted of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, accounts payable and debt. The carrying amounts of these items (except for long-term debt) are a reasonable estimate of their fair values because of the short maturity of such instruments or because their interest rates approximate comparable market rates available to the Company.

                                 HYDRIL COMPANY

     The fair value of long-term debt was determined by discounting cash flows based on contractual maturities at interest rates expected to be available to the Company. The estimated fair value and carrying amount of long-term debt at December 31, 1998 was $72,664 and $76,710, respectively. The estimated fair value and carrying amount of long-term debt at December 31, 1999 was $71,676 and $73,219, respectively.

11. EMPLOYEE STOCK OPTION PLAN

     The Company's 1999 Stock Option Plan (the "Plan") provides for the granting of options for the purchase of the Company's common stock to officers and key employees of the Company. Such options vest over a four-year period and are exercisable for a ten-year period. An aggregate of 1,050,000 shares of common stock has been reserved for grants of which 348,000 were available for future grants at December 31, 1999. In connection with the amendment of the Company's charter discussed in note 8, each outstanding option for the purchase of a share of common stock was converted into an option for the class B common stock.

     A summary of the status of the Company's stock option activity, and related information for the year ended December 31, 1999, is presented below:

                                                                         1999
                                                              --------------------------
                                                                        WEIGHTED AVERAGE
                                                              SHARES     EXERCISE PRICE
                                                              -------   ----------------
Outstanding at beginning of year............................       --           --
Granted.....................................................  702,000        $4.32
Exercised...................................................       --           --
Forfeited...................................................       --           --
                                                              -------
          Outstanding at end of year........................  702,000        $4.32
                                                              =======
Options exercisable at year-end.............................       --        $  --
Weighted-average fair value of options granted during the
  year......................................................                 $3.20

     The following table summarizes information about stock options outstanding as of December 31, 1999:

                                                                          WEIGHTED AVERAGE
                     WEIGHTED AVERAGE                                     EXERCISE PRICE OF
EXERCISE                 REMAINING       WEIGHTED AVERAGE   EXERCISABLE      EXERCISABLE
 PRICE     SHARES    CONTRACTURAL LIFE    EXERCISE PRICE      SHARES           SHARES
--------   -------   -----------------   ----------------   -----------   -----------------
$4.32      702,000          5.3               $4.32             --                 --

     Stock option agreements issued under the Plan provide that, prior to an initial public offering of the Company's common stock: (i) during the period beginning five years from the date of an option exercise, transfers and assignments of common stock received upon such exercise ("Option Stock"), other than upon death, are prohibited, (ii) all permitted transfers of Option Stock are subject to a right of first refusal on the part of the Company, (iii) the Company has the right to repurchase options and Option Stock upon termination of the holder's employment for any reason, and (iv) in the event of termination of employment by reason of death or disability, the holder may require the Company to repurchase the holder's Option Stock or vested unexercised options. Upon completion of the initial public offering, these restrictions are eliminated. As of June 30, 2000, none of the options issued under the plan had vested and accordingly the Company had no obligation to repurchase options or Option Stock.

     All amounts above have been adjusted for the effects of the stock dividend accounted for as a stock split described in Note 8.

                                 HYDRIL COMPANY

     SFAS 123 encourages, but does not require, companies to record compensation cost for employee stock-based compensation plans at fair value as determined by generally recognized option pricing models such as the Black-Scholes model or the binomial model. Because of the inexact and subjective nature of deriving stock option values using these methods, the Company has adopted the disclosure-only provisions of SFAS 123 and continues to account for stock-based compensation using the intrinsic value method prescribed in APB 25. Accordingly, no compensation expense has been recognized for the Plan.

     Had compensation cost for the Plan been determined based on the fair value at the grant date for awards issued in 1999 consistent with provisions of SFAS 123, the Company's net loss would have been increased by $599 in 1999.

     The pro forma fair value of options at the date of the grant was estimated using the Black-Scholes model and the following assumptions:

                                                              1999
                                                              -----
Expected life (years).......................................   6.35
Interest rate...............................................   4.76%
Volatility..................................................      0%
Dividend yield..............................................      0%
Weighted-average fair value per share at grant date.........  $3.20

12. SEGMENT AND RELATED INFORMATION

     In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company has identified the following reportable segments: Tubular and Pressure Control.

     Hydril is engaged worldwide in engineering, manufacturing and marketing premium tubular connections and pressure control products for oil and gas drilling and production. The Company sells its products to a broad group of steel pipe distributors, major and independent, domestic and international oil and gas companies and drilling contractors. The Company's products are primarily targeted for use in drilling environments where extreme pressure, temperature, corrosion and mechanical stress are encountered, as well as in environmentally-sensitive drilling. These harsh conditions are typical for deepwater, deep-formation and horizontal oil and gas wells.

     The Company's tubular segment manufactures premium tubular connections that are used in harsh drilling environments. Hydril applies premium threaded connections to tubulars owned by its customers and purchases pipe in certain international markets for threading and resale. Hydril manufactures premium threaded connections and provides services at facilities located in Houston, Texas; Westwego, Louisiana; Bakersfield, California; Nisku, Alberta, Canada; Aberdeen, Scotland; Veracruz, Mexico; Batam, Indonesia; and Warri, Nigeria.

     The Company's pressure control segment manufactures a broad range of pressure control equipment used in oil and gas drilling, and well completion and maintenance in harsh environments. The Company's pressure control products are primarily safety devices that control and contain fluid and gas pressure during drilling, completion and maintenance in oil and gas wells. The Company also provides replacement parts, repair and field services for their installed base of pressure control equipment. Hydril manufactures pressure control products at its three plant locations in Houston, Texas.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income or loss.

                                 HYDRIL COMPANY

     Financial data for business segments is as follows:

                                                             PRESSURE     CORPORATE
                                                  TUBULAR    CONTROL    ADMINISTRATION    TOTAL
                                                  --------   --------   --------------   --------
As of and for the year ended December 31, 1997:
  Revenues......................................  $111,472   $106,635      $     --      $218,107
  Operating income (loss).......................    23,252(a)  (15,361)      (8,889)         (998)
  Total assets..................................    68,604     97,487        82,717       248,808
  Capital expenditures..........................    22,547      5,247           650        28,444
  Depreciation and amortization.................     2,823      1,449           987         5,259
As of and for the year ended December 31, 1998:
  Revenues......................................  $116,256   $122,956      $     --      $239,212
  Operating income (loss).......................    25,073    (22,080)      (13,637)      (10,644)
  Total assets..................................    72,643    118,185        68,248       259,076
  Capital expenditures..........................    10,247      2,528         2,992        15,767
  Depreciation and amortization.................     3,330      1,674         1,320         6,324
As of and for the year ended December 31, 1999:
  Revenues......................................  $ 75,362   $ 84,063      $     --      $159,425
  Operating income (loss).......................    18,312    (16,216)       (9,845)       (7,749)
  Total assets..................................    65,815     82,513        63,480       211,808
  Capital expenditures..........................     7,690        827           273         8,790
  Depreciation and amortization.................     4,049      1,959         1,843         7,851
For the six months ended June 30, 1999:
  Revenues......................................  $ 37,390   $ 40,871      $     --      $ 78,261
  Operating income (loss).......................     9,678    (11,341)       (5,584)       (7,247)
For the six months ended June 30, 2000:
  Revenues......................................  $ 46,002   $ 44,254      $     --      $ 90,256
  Operating income (loss).......................    13,207      1,322        (5,858)        8,671

(a) Includes a gain of $4,520 from the sale of a manufacturing facility.

                                              YEAR ENDED             SIX MONTHS ENDED
                                             DECEMBER 31,                JUNE 30,
                                    ------------------------------   -----------------
                                      1997       1998       1999      1999      2000
                                    --------   --------   --------   -------   -------
Revenue
  United States...................  $125,038   $143,685   $101,460   $46,453   $59,736
  Canada and Mexico...............    24,463     29,060     23,357    11,180    14,609
                                    --------   --------   --------   -------   -------
          Subtotal North
            America...............   149,501    172,745    124,817    57,633    74,345
                                    --------   --------   --------   -------   -------
  Eastern hemisphere..............    68,606     66,467     34,608    20,628    15,911
                                    --------   --------   --------   -------   -------
          Total...................  $218,107   $239,212   $159,425   $78,261   $90,256
                                    ========   ========   ========   =======   =======
Long-lived assets
  United States...................  $ 56,192   $ 62,060   $ 60,618
  Canada and Mexico...............     7,703      9,253      9,238
                                    --------   --------   --------
          Subtotal North
            America...............  $ 63,895   $ 71,313   $ 69,856
                                    --------   --------   --------
  Eastern hemisphere..............     6,203      8,824      8,944
                                    --------   --------   --------
          Total...................  $ 70,098   $ 80,137   $ 78,800
                                    ========   ========   ========

                                 HYDRIL COMPANY

     For the year ended December 31, 1999, revenues from Customer A, of the Company's Pressure Control segment, represented 13% of the Company's consolidated revenues. No customer exceeded 10% of the Company's consolidated revenues for the years ended December 31, 1997 and 1998.

13. SUBSEQUENT EVENT

     In May 2000 the Company's Board of Directors approved the Hydril Company 2000 Incentive Plan (the "2000 Plan") which allows for the granting to officers, employees, and nonemployee directors of stock based awards covering a maximum of 1,950,000 shares of common stock. The 2000 Plan provides for an automatic grant, in connection with the Offering, to each nonemployee director of a nonqualified stock option to purchase a number of shares of common stock equal to $75,000 divided by the initial public offering price, at an exercise price per share equal to the initial public offering price. The aggregate number of shares is expected to be 26,472, based on an assumed initial public offering price of $17.00 per share. Furthermore, each nonemployee director will automatically be granted a nonqualified stock option each year following the annual meeting of stockholders on that number of shares of the Company's common stock such that the aggregate fair market value of such shares equals approximately $75,000. The options granted to nonemployee directors will have a term of ten years, will be fully vested upon the completion of one year of service as a nonemployee director, will have an exercise price equal to the fair market value of the Company's common stock subject to such option on the date of grant, and will become exercisable in cumulative annual installments of one-third each, beginning on the first anniversary of the date of grant.

     In connection with the offering, the Company expects to grant 432,000 options to officers and key employees to purchase an equal number of shares of common stock. These options, which will be issued at the initial public offering price, will vest over a five-year period and have a term of ten years.

     In July 2000, the Company's Board of Directors approved the Hydril Company Employee Stock Purchase Plan (the "Stock Purchase Plan"), which will be implemented November 1, 2000. The Stock Purchase Plan is a plan under which all employees may purchase shares of the Company's common stock at the lower of 85% of market value on the first or last business day of each six month period beginning on each July 1 and January 1 (except for the first offering period commencing on November 1, 2000 and ending on June 30, 2001). Such purchases are limited to 10% of the employee's regular pay. A maximum aggregate of 220,000 shares of common stock have been reserved under the Stock Purchase Plan.

[INSIDE BACK COVER]
-------------------


           Photograph of a Hydril employee holding a metal gauge in the inside of a diverter.


           CAPTION: An inspector measures the inside diameter of a diverter.

===============================================================================

                                7,500,000 SHARES

                                 HYDRIL COMPANY
                                  COMMON STOCK

                                 [Company Logo]

                                  ------------

                                   PROSPECTUS

                               SEPTEMBER 27, 2000

                                  ------------

                              SALOMON SMITH BARNEY

                           CREDIT SUISSE FIRST BOSTON

                             DAIN RAUSCHER WESSELS

                               SIMMONS & COMPANY
                                 INTERNATIONAL

===============================================================================